Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122319

PROXY STATEMENT OF ILLINOIS COMMUNITY BANCORP, INC.

PROSPECTUS OF CENTRUE FINANCIAL CORPORATION

Merger Proposed — Your Vote is Very Important

      The boards of directors of Centrue Financial Corporation and Illinois Community Bancorp, Inc. have approved a merger agreement that would result in Centrue Financial’s acquisition of Illinois Community.

      In the transaction, subject to the limitations described in this document, shareholders of Illinois Community will receive shares of common stock of Centrue Financial, cash or a combination of both in exchange for their shares of Illinois Community stock. On an aggregate basis, 50% of the outstanding shares of Illinois Community common stock will be converted into the right to receive shares of Centrue Financial common stock, and 50% of the outstanding shares of Illinois Community common stock will be converted into the right to receive cash.

      Illinois Community shareholders will be entitled to receive, for each share of Illinois Community common stock that they own, $7.33 payable either in cash, or in shares of Centrue Financial common stock based solely on an exchange ratio that varies with Centrue Financial’s average trading price shortly before the merger. Based on the $27.97 average trading price of Centrue Financial common stock during the 10 trading days ending on the last trading day before the merger was announced, the exchange ratio would be 0.262 shares of Centrue Financial common stock per share. Based on the $27.98 average trading price of Centrue Financial common stock on the 10 trading days ended February 22, 2005, the exchange ratio would also be 0.262 shares of Centrue Financial common stock per share. We encourage Illinois Community’s shareholders to obtain current market price quotations for Centrue Financial common stock.

      On February 25, 2005, Centrue Financial common stock began trading on the Nasdaq National Market System under the symbol “TRUE.” Previously, Centrue Financial common stock was traded on the American Stock Exchange under the symbol “CFF.” The closing price of Centrue Financial common stock on February 22, 2005, was $28.35.

      To complete this merger, Centrue Financial must obtain regulatory approvals and Illinois Community must obtain the approval of its shareholders. Illinois Community will hold a special meeting to vote on the merger agreement and the transactions it contemplates. Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card.

       For a description of the significant considerations in connection with the merger and related matters described in this document, see “Risk Factors” beginning on page 12.

      We encourage you to read this entire document carefully. This proxy statement-prospectus gives you detailed information about the merger and it includes a copy of the merger agreement as Appendix A.

Sincerely,

Roger D. Dotson
President
Illinois Community Bancorp, Inc.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement-prospectus or determined if this proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

      The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

      This proxy statement-prospectus is dated February 25, 2005, and is first being mailed on or about March 1, 2005.

Illinois Community Bancorp, Inc.

1300 North Keller Drive
Effingham, Illinois 62401

Notice of Special Meeting of Shareholders

To Be Held On March 31, 2005

       A special meeting of the shareholders of Illinois Community Bancorp, Inc., an Illinois corporation, will be held at the Keller Conference and Convention Center, 1202 North Keller Drive, Effingham, Illinois 62401, on March 31, 2005, 2:00 p.m., local time, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of December 31, 2004, among Centrue Financial Corporation, a Delaware corporation, Illinois Community Bancorp, Inc. and Community Acquisition LLC, an Illinois limited liability company and a wholly-owned subsidiary of Centrue Financial, and the transactions it contemplates, including the acquisition of Illinois Community by Centrue Financial.

2. To transact such other business as may properly be brought before the special meeting, or any adjournments or postponements of the special meeting.

      The close of business on February 16, 2005, has been fixed as the record date for determining those shareholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

By Order of the Board of Directors,

Roger D. Dotson,
President

February 25, 2005

YOUR VOTE IS VERY IMPORTANT

      Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may still vote in person if you wish, even if you have previously returned your proxy card.

      Your board of directors unanimously recommends that you vote FOR approval of the merger agreement and the transactions it contemplates.

HOW TO OBTAIN ADDITIONAL INFORMATION

      This proxy statement-prospectus incorporates important business and financial information about Centrue Financial that is not included in or delivered with this document. This information is described on page 47 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Centrue Financial Corporation
310 South Schuyler Avenue
P. O. Box 552
Kankakee, Illinois 60901-0552
Attention: Lynn O’Brien, Corporate Secretary
Telephone: (815) 937-4440

      To obtain timely delivery of the documents, you must request the information by March 24, 2005.

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETING

Q:	What am I being asked to vote on?

A:	Illinois Community shareholders are being asked to approve a merger agreement that will result in the merger of Illinois Community with and into a subsidiary of Centrue Financial.

Q:	What does Illinois Community’s board of directors recommend?

A:	The Illinois Community board of directors recommends that you vote “FOR” approval of the merger agreement and the transactions it contemplates. The board, which collectively with Illinois Community’s executive officers holds 144,310 shares, or approximately 31.9% of the Illinois Community common stock eligible to vote, has agreed to vote in favor of the merger agreement.

Q:	Who must approve the proposals at the special meeting?

A:	Holders of at least two-thirds of the outstanding voting shares of Illinois Community as of the record date must approve the merger agreement and the transactions it contemplates.

Q:	When and where is the special meeting?

A:	The special meeting will be held on March 31, 2005, at 2:00 p.m., local time, at the Keller Conference and Convention Center, 1202 North Keller Drive, Effingham, Illinois 62401.

Q:	What do I need to do now?

A:	After reviewing this document, submit your proxy by sending a completed proxy card. By submitting your proxy, you authorize the individuals named in it to represent you and vote your shares at the special meeting in accordance with your instructions. Your proxy vote is important. Whether or not you plan to attend the special meeting, please submit your proxy promptly in the enclosed envelope.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how to do this.

Q:	How will my shares be voted if I return a blank proxy card?

A:	If you sign and date your proxy card but do not indicate how you want to vote, your proxies will be counted as a vote “FOR” the proposals identified in this document and in the discretion of the persons named as proxies in any other matters properly presented at the special meeting.

Q:	What will be the effect if I do not vote?

A:	Your failure to vote will have the same effect as if you voted against approval of the merger agreement and the transactions it contemplates.

Q:	Can I vote my shares in person?

A:	Yes, if your shares are registered in your own name, you may attend the special meeting and vote your shares in person. However, we recommend that you sign, date and promptly mail the enclosed proxy card.

Q:	Can I change my mind and revoke my proxy?

A:	Yes, you may revoke your proxy and change your vote at any time before the polls close at the special meeting by following the instructions in this document.

Q:	What if I oppose the merger? Do I have dissenters’ rights?

A:	Dissenters’ rights are available under the Illinois Business Corporation Act. A copy of the applicable provisions of Illinois law is attached as Appendix B to this document.

Q:	Who can answer my questions?

A:	You should contact:

Illinois Community Bancorp, Inc.

1300 North Keller Drive
Effingham, Illinois 62401
Attention: Roger D. Dotson
Telephone: (217) 347-7127

QUESTIONS AND ANSWERS ABOUT ELECTING THE FORM OF MERGER CONSIDERATION

Q:	What will I receive in the merger?

A:	For each share of Illinois Community common stock that you own, you will be entitled to receive $7.33 per share payable either in cash or common stock of Centrue Financial. On an aggregate basis, 50% of the outstanding shares of Illinois Community common stock will be converted into the cash consideration, and 50% of the outstanding shares of Illinois Community common stock will be converted into the stock consideration. Subject to that requirement, you will be entitled to elect the form of merger consideration that you would like to receive, as we describe further below.

The actual number of shares of Centrue Financial common stock that will be issued for each share of Illinois Community common stock will be equal to that number of shares of Centrue Financial common stock, rounded to the nearest one-thousandth of a share, equal to the quotient of $7.33 divided by an average price of Centrue Financial common stock. The average price of Centrue Financial common stock will be calculated as the unweighted average of the high and low sale prices of a share of Centrue Financial common stock, as reported on the Nasdaq National Market System, on which Centrue Financial common stock began trading on February 25, 2005, for each of the 10 trading days ending on the third trading day preceding the closing of the merger. Because the determination period that will be used for this calculation has not yet occurred, the actual exchange ratio cannot be determined at this time. However, this document describes the effect of various prices on the exchange ratio. For example, using the average trading price of Centrue Financial common stock during the 10 trading days ended February 22, 2005, as reported on the American Stock Exchange, the exchange ratio for each share of Illinois Community common stock would be 0.262 shares of Centrue Financial common stock. You should obtain current market price quotations for Centrue Financial common stock to determine the effect of changes in the market price on the exchange ratio.

Based on the condition that no more than 452,310 shares of Illinois Community common stock be outstanding when the merger is completed, the total consideration Centrue Financial will pay in the merger is expected to equal approximately $3,315,430.

Q:	How do I elect the form of payment I will receive in the merger?

A:	Shortly after the merger, you will receive a form in the mail with written instructions on how to elect the form of payment you want to receive in the merger. Subject to the limitations described in this document, you will have the option to elect to receive cash, shares of Centrue Financial common stock, or both.

All shareholder elections are subject to the requirement that on an aggregate basis 50% of the outstanding shares of Illinois Community common stock must be converted into the right to receive cash, and 50% of the outstanding shares of Illinois Community common stock must be converted into the right to receive Centrue Financial common stock. Therefore, depending on elections made by other shareholders, the exchange agent may modify your election to satisfy this requirement, which means that you may ultimately receive more or fewer shares of Centrue Financial common stock or more or less cash than you otherwise elected to receive.

If you do not make a timely election, you will be allocated cash and/or shares as needed to satisfy the overall 50% cash and 50% stock requirement discussed above. Completed election forms must be returned to LaSalle Bank, which is serving as the exchange agent in this transaction, on or before 5:00 p.m., Kankakee, Illinois time, on May 27, 2005.

Q:	How do I exchange my Illinois Community stock certificates?

A:	A letter of transmittal, which will include instructions on where to surrender your stock certificates for exchange, will be mailed to you with the election form. The exchange agent will allocate cash and Centrue Financial common stock among Illinois Community’s shareholders in accordance with the terms of the merger agreement and will transmit the merger consideration to the former Illinois Community shareholders.

Q:	Whom should I call with questions?

A:	You should contact:

Illinois Community Bancorp, Inc.

1300 North Keller Drive
Effingham, Illinois 62401
Attention: Roger D. Dotson
Telephone: (217) 347-7127

v

SUMMARY

      This brief summary highlights selected information from this proxy statement-prospectus and does not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These will give you a more complete description of the transaction we are proposing. For more information about Centrue Financial, see “Where You Can Find More Information.” We have included page references in this summary to direct you to other places in this proxy statement-prospectus where you can find a more complete description of the topics summarized below.

General

      This proxy statement-prospectus relates to the proposed acquisition of Illinois Community by Centrue Financial. Centrue Financial and Illinois Community believe that the acquisition will enhance shareholder value by allowing Illinois Community shareholders to receive Centrue Financial common stock and cash in exchange for their shares of Illinois Community common stock and by permitting Centrue Financial to expand its presence with the addition of new markets in Illinois.

The Companies

(pages 45 and 46)

Centrue Financial Corporation

310 South Schuyler Avenue
P.O. Box 552
Kankakee, Illinois 60901-0552
(815) 937-4440

      Centrue Financial, a Delaware corporation, is a financial holding company with a subsidiary bank, Centrue Bank, headquartered in Kankakee, Illinois, which is 60 miles south of downtown Chicago. Centrue Bank operates 19 locations in eight counties ranging from northeast Illinois to the metropolitan St. Louis area. At September 30, 2004, Centrue Financial reported, on a consolidated basis, total assets of over $600 million and shareholders’ equity of $43 million.

      Community Acquisition LLC is an Illinois limited liability company and a wholly-owned subsidiary of Centrue Financial. Community Acquisition LLC was formed solely for the purpose of completing the merger and has not had any operations to date other than those incidental to the merger agreement.

Illinois Community Bancorp, Inc.

1300 North Keller Drive
Effingham, Illinois 62401
(217) 347-7127

      Illinois Community, an Illinois corporation, is a bank holding company with a subsidiary bank, Illinois Community Bank, headquartered in Effingham, Illinois.

Special Meeting

(pages 14 and 15)

      A special meeting of Illinois Community shareholders will be held on March 31, 2005, at 2:00 p.m., local time, at the Keller Conference and Convention Center, 1202 North Keller Drive, Effingham, Illinois 62401. At the special meeting, shareholders will be asked:

•	to approve the merger agreement and the transactions it contemplates; and

•	to act on other matters that may properly be submitted to a vote at the meeting.

Record Date; Vote Required

(pages 14 and 15)

      You may vote at the meeting of Illinois Community’s shareholders if you owned Illinois Community common stock at the close of business on February 16, 2005. You can cast one vote for each share of Illinois Community common stock that you owned at that time. To approve the merger agreement and the transactions it contemplates, the holders of at least two-thirds of the outstanding voting shares of Illinois Community as of the record date must vote in favor of doing so.

      You may vote your shares in person by attending the meeting or by mailing us your proxy if you are unable or do not wish to attend. You can revoke your proxy at any time before Illinois Community takes a vote at the meeting by submitting a written notice revoking the proxy or a later-dated proxy to the secretary of Illinois Community, or by attending the meeting and voting in person.

Authority to Adjourn Special Meeting to Solicit Additional Proxies

(page 15)

      Illinois Community is asking its shareholders to grant full authority for the special meeting to be adjourned, if necessary, to permit solicitation of additional proxies to approve the transactions proposed by this proxy statement-prospectus.

Dissenters’ Rights

(page 16)

      As more fully described beginning on page 16, under Illinois law, Illinois Community shareholders have the right to dissent from the merger and receive in cash the fair value of their shares of Illinois Community common stock.

      To dissent and receive the fair value of their shares, Illinois Community shareholders must follow the procedures outlined in Appendix B.

      If you exercise your dissenters’ rights and the conditions outlined in Appendix B are met, your shares of Illinois Community common stock will not be converted into the right to receive the consideration provided in the merger agreement. Instead, your only right will be to receive in cash the fair value of your Illinois Community shares as determined by mutual agreement between you and Centrue Financial or by a court if you are unable to agree. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote “FOR” the merger and a waiver of your dissenters’ rights. A vote “AGAINST” the merger does not dispense with the other requirements for exercising dissenters’ rights under Illinois law.

      The fair value may be more or less than the consideration you would have received under the terms of the merger agreement. If you exercise your dissenters’ rights and complete the process of having a court determine the fair value of your shares in accordance with Illinois law, the amount you are awarded could be less than the value of the cash and shares of Centrue Financial common stock that you would have received in the merger.

Recommendation to Shareholders

(page 17)

      Illinois Community’s board of directors believes that the merger agreement and the merger are fair to you and in your best interests, and unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and the transactions it contemplates.

Share Ownership of Illinois Community’s Directors and Officer

(page 15)

      On the record date, Illinois Community’s directors and executive officers owned 144,310 shares, or approximately 31.9% of the outstanding shares of Illinois Community common stock. Illinois Community’s directors and executive officers have agreed to vote their shares to approve the merger agreement and the transactions it contemplates. However, because they own only approximately 31.9% of the outstanding shares of Illinois Community’s common stock, there is no assurance that the proposal will be approved.

The Merger

(page 17)

      We have attached a copy of the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the merger.

      We propose a combination in which Illinois Community will merge with and into a wholly-owned subsidiary of Centrue Financial. The surviving entity will immediately liquidate, leaving Centrue Financial as the direct owner of Illinois Community Bank. We expect to complete the merger in the second quarter of 2005, although delays could occur.

What You Will Receive in the Merger

(page 17)

      For each share of Illinois Community common stock that you own, you will be entitled to receive $7.33 per share payable either in cash or common stock of Centrue Financial. On an aggregate basis, 50% of the outstanding shares of Illinois Community common stock will be converted into cash and 50% of the outstanding shares of Illinois Community common stock will be converted into Centrue Financial common stock. Subject to that requirement, you will be entitled to elect the form of merger consideration that you would like to receive, as we describe further in this document.

      For the consideration paid in the form of stock, the actual number of shares of Centrue Financial common stock that will be issued for each share of Illinois Community common stock will be equal to that number of shares of Centrue Financial common stock, rounded to the nearest one-thousandth of a share, that is equal to the quotient of $7.33 divided by an average price of Centrue Financial common stock. The average price of Centrue Financial common stock is calculated as the unweighted average of the high and low sale prices of a share of Centrue Financial common stock as reported on the Nasdaq National Market System for each of the 10 trading days ending on the third trading day preceding the closing of the merger. Because the determination period that will be used for this calculation has not yet occurred, the actual exchange ratio cannot be determined at this time. However, this document describes the effect of various prices on the exchange ratio.

      Example: Using $27.97, which is the average of the high and low trading prices of Centrue Financial common stock during the 10 trading days ended December 30, 2004, the last trading day before the merger agreement was announced, the exchange ratio for each share of Illinois Community common stock would be 0.262 shares of Centrue Financial common stock ($7.33 ÷ $27.97 = 0.262). Based on the maximum of 452,310 shares of Illinois Community common stock that may be outstanding at the time of the merger, and taking into account the requirement that 50% of the outstanding shares of Illinois Community common stock be converted into Centrue Financial common stock, Centrue Financial would issue 59,253 shares of its common stock in the merger (452,310 * 0.50 = 226,155; 226,155 * 0.262 = 59,253).

      The average trading price of Centrue Financial common stock during the 10 trading days ended February 22, 2005, is $27.98, which also results in an exchange ratio of 0.262, as calculated in the above example.

      You should obtain current market price quotations for Centrue Financial common stock to determine the effect of changes in the market price on the exchange ratio. On February 25, 2005, Centrue Financial common stock began trading on the Nasdaq National Market System under the symbol “TRUE.” Prior to that, the stock was traded on the American Stock Exchange under the symbol “CFF.”

Election of Consideration

(page 19)

      Subject to the limitations described in this document, you have the option to receive the merger consideration in the form of cash, Centrue Financial common stock or a combination of both. Shortly after the merger is completed, you will receive an election form in the mail with written instructions on how to elect the form of payment you would like to receive.

      All shareholder elections are subject to the requirement that on an aggregate basis 50% of the outstanding shares of Illinois Community common stock must be converted into the right to receive cash, and 50% of the outstanding shares of Illinois Community common stock must be converted into the right to receive Centrue Financial common stock. Therefore, depending on elections made by other shareholders the exchange agent may modify your election to satisfy this requirement, which means that you may ultimately receive more or fewer shares of Centrue Financial common stock or more or less cash than you otherwise elected to receive.

      If you do not make a timely election, you will be allocated cash and/or shares as needed to satisfy the overall 50% cash and 50% stock requirement discussed above. Completed election forms must be returned to LaSalle Bank, which is serving as the exchange agent in this transaction, on or before 5:00 p.m., Kankakee, Illinois time, on May 27, 2005.

Exchange of Stock Certificates

(page 19)

      After the merger is completed, you will also receive instructions on how to surrender your stock certificates representing Illinois Community common stock in exchange for Centrue Financial stock certificates and cash. You must carefully review and complete these materials and return them as instructed along with your Illinois Community Common stock certificates. Please do not send any stock certificates to the exchange agent, Centrue Financial or Illinois Community until you receive these instructions.

Ownership After the Merger

(page 18)

      Assuming that the maximum 452,310 shares of Illinois Community common stock are exchanged in the merger, and based on the $27.98 average trading price of Centrue Financial as reported on the American Stock Exchange during the 10 trading days ended as of February 22, 2005, Centrue Financial will issue 59,253 shares of its common stock and will pay $1,657,716.15 in cash to Illinois Community shareholders in the merger. Based on the number of outstanding shares of Centrue Financial common stock at February 22, 2005, this would constitute approximately 2.43% of the outstanding common stock of Centrue Financial immediately following the merger.

Effective Time of the Merger

(page 20)

      The merger will become final when articles of merger are filed with the Secretary of State of the State of Illinois. If Illinois Community’s shareholders approve the merger at their special meeting, and if Centrue Financial obtains all required regulatory approvals, we anticipate that the merger will be completed in the second quarter of 2005, although delays could occur.

      We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Federal Income Tax Consequences

(page 21)

      The merger will be tax-free for federal income tax purposes to Illinois Community shareholders who only receive Centrue Financial shares in the merger. For Illinois Community shareholders who receive cash in exchange for any of their Illinois Community shares or for those shareholders who receive cash for fractional shares, the cash received will either be characterized as a dividend (to the extent of Illinois Community’s earnings and profits) for U.S. federal income tax purposes or it will be characterized as a payment in exchange for stock. Because the determination of each shareholder’s tax treatment is highly dependent upon that shareholder’s specific facts and relationships with other shareholders, it is not possible to reach any general conclusions with respect to this issue.

Reasons for the Merger

(pages 25 and 26)

      Centrue Financial. The Centrue Financial board of directors believes that the merger will enhance shareholder value by increasing the capability to offer a full range of financial products and services in many of central Illinois’ most attractive markets.

      Illinois Community. The Illinois Community board of directors believes that the merger with Centrue Financial is consistent with Illinois Community’s goal of enhancing shareholder value. In addition, the Illinois Community board of directors believes that the customers and communities served by Illinois Community will benefit from the merger.

      You can find a more detailed discussion of the background of the merger and Centrue Financial’s and Illinois Community’s reasons for the merger in this document under “Description of Transaction — Background of the Merger” beginning on page 24, “— Centrue Financial’s Reasons for the Merger” beginning on page 25 and “— Illinois Community’s Reasons for the Merger and Board Recommendation” beginning on page 26.

      The discussion of each party’s reasons for the merger includes forward-looking statements about possible or assumed future results of operations and the performance of the combined company after the merger. For a discussion of factors that could affect these future results, see “A Warning About Forward-Looking Statements” on page 13.

Conditions to Completion of the Merger

(page 29)

      The completion of the merger depends on a number of conditions being met. Subject to exceptions described in the merger agreement, these include:

•	accuracy of the respective representations and warranties of Centrue Financial and Illinois Community in the merger agreement;

•	compliance in all material respects by each of Centrue Financial and Illinois Community with their respective covenants and agreements in the merger agreement;

•	approval of regulatory authorities;

•	approval of the merger agreement by Illinois Community shareholders;

•	receipt by each party of an opinion that, for federal income tax purposes, Illinois Community shareholders who exchange their shares for shares of common stock of the combined company will not recognize any gain or loss as a result of the merger, except in connection with the receipt of cash in exchange for shares of Illinois Community common stock and the payment of cash instead of fractional shares, or the payment of cash resulting from the exercise of appraisal rights (this opinion will be subject to various limitations and we recommend that you read the more detailed description of federal income tax consequences provided in this document beginning on page 21); and

•	the absence of any injunction or legal restraint blocking the merger, or of any proceedings by a government body trying to block the merger.

      A party to the merger agreement could choose to complete the merger even though a condition to its obligation has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination and Termination Fees

(page 31)

      The parties can mutually agree at any time to terminate the merger agreement without completing the merger. Also, either party can decide, without the consent of the other, to terminate the merger agreement if the merger has not been completed by June 30, 2005, unless the failure to complete the merger by that time is due to a violation of the merger agreement by the party that wants to terminate the merger agreement.

      In addition, either Centrue Financial or Illinois Community can terminate the merger agreement if the conditions to its respective obligation to complete the merger have not been satisfied. Centrue Financial also may terminate the agreement if environmental investigations indicate the presence of material adverse environmental conditions that cannot be removed or remediated at a cost of $50,000 or less.

      Either Centrue Financial or Illinois Community may be required to pay the other party a termination fee if the merger agreement is terminated due to certain circumstances outlined in the merger agreement. For a discussion of these conditions and fees, see “Description of Transaction — Termination and Termination Fees.”

Waiver and Amendment

(page 32)

      Centrue Financial and Illinois Community may jointly amend the merger agreement and either party may waive its right to require the other party to adhere to any term or condition of the merger agreement. However, neither may do so after Illinois Community’s shareholders approve the merger, if the amendment or waiver would materially and adversely affect the rights of Illinois Community’s shareholders.

Regulatory Approvals

(page 32)

      We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System, referred to as the Federal Reserve, and the Illinois Department of Financial and Professional Regulation. Once the Federal Reserve approves the merger, we have to wait anywhere from 15 to 30 days before we can complete the merger, during which time the U.S. Department of Justice can challenge the merger on antitrust grounds.

      Centrue Financial has filed all of the required applications or notices with the Federal Reserve and the Illinois Department of Financial and Professional Regulation.

Management and Operations After the Merger

(page 33)

      Following the merger, Community Acquisition LLC, the surviving entity in its merger with Illinois Community, will dissolve, leaving Centrue Financial as the direct holding company of Illinois Community Bank. The directors and officers of Centrue Financial will remain the same as they were prior to the merger.

Interests of Certain Persons in the Merger

(page 33)

      Some of Illinois Community’s directors and officers have interests in the merger that differ from, or are in addition to, their interests as shareholders in Illinois Community, as described beginning on page 33.

      The members of Illinois Community’s board of directors knew about these additional interests and considered them when they approved the merger agreement and the transactions it contemplates.

Accounting Treatment

(page 35)

      The merger will be accounted for as a “purchase transaction” in accordance with accounting principles generally accepted in the United States.

Expenses

(page 35)

      Each of Centrue Financial and Illinois Community will pay its own expenses in connection with the merger, including filing, registration and application fees, printing fees and fees and expenses of its own financial or other consultants, accountants and counsel.

Material Differences in the Rights of Shareholders

(page 36)

      Upon completion of the merger, Illinois Community shareholders, other than those receiving only cash in the merger, will become shareholders of Centrue Financial and their rights will be governed by Delaware law and by Centrue Financial’s certificate of incorporation and bylaws. There are material differences between the rights of the shareholders of Centrue Financial and Illinois Community, which we describe in this document.

Comparative Market Prices of Common Stock

(pages 8 and 9)

      On February 25, 2005, shares of Centrue Financial common stock began trading on the Nasdaq National Market System under the symbol “TRUE.” Prior to that, the common stock traded on the American Stock Exchange under the symbol “CFF.” On December 30, 2004, the last trading day before we announced the merger, the last reported trading price of Centrue Financial common stock was $28.19 per share. On February 22, 2005, the last reported trading price of Centrue Financial common stock was $28.35 per share. We can make no prediction or guarantee at what price Centrue Financial common stock will trade after the completion of the merger. Shares of Illinois Community common stock trade on the pink sheets under the symbol “ILCM.PK,” however, Illinois Community’s shares trade very infrequently.

Comparative Per Share Data

      The following table presents comparative historical per share data of Centrue Financial and Illinois Community and unaudited pro forma per share data that reflect the combination of Centrue Financial using the purchase method of accounting.

      The information listed as “equivalent pro forma” for Illinois Community was obtained by multiplying the amounts for Illinois Community by the exchange ratio of 0.262, which is the exchange ratio based on the average Centrue Financial common stock price of $27.97 during the 10 trading days prior to December 30, 2004, the day before the execution of the merger agreement was announced. However, as explained in this proxy statement-prospectus, the exchange ratio may go up or down as the market price of the common stock of Centrue Financial fluctuates.

      We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have actually been had our companies been combined as of the dates or for the periods presented. The pro forma combined numbers represent the combination of the net income/ (loss) of Centrue Financial and Illinois Community for the periods presented. Additionally, share amounts were increased for the amount of shares expected to be issued in the merger.

Illinois Community

	As of and for the
	Nine Months
	Ended		As of and for the
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Historical:
Net loss — basic	$(0.19)	$(0.80)	$(1.20)	$(2.53)	$(3.92)
Net loss — diluted	(0.19)	(0.80)	(1.20)	(2.53)	(3.92)
Cash dividends declared	—	—	—	—	—
Book value	3.52	4.06	3.75	5.09	7.52
Equivalent pro forma combined:
Net loss — basic	$(0.05)	$(0.21)	$(0.31)	$(0.66)	$(1.03)
Net loss — diluted	(0.05)	(0.21)	(0.31)	(0.66)	(1.03)
Cash dividends declared	—	—	—	—	—
Book value	0.92	1.06	0.98	1.33	1.97

Centrue Financial

	As of and for the
	Nine Months
	Ended		As of and for the
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Historical:
Net income — basic	$1.29	$0.35	$0.65	$0.94	$1.34
Net income — diluted	1.29	0.35	0.65	0.93	1.31
Cash dividends declared	0.075	0.225	0.30	0.29	0.24
Book value	17.73	16.84	17.51	17.63	16.93
Pro forma combined:
Net income — basic	$1.23	$0.24	$0.38	$0.45	$0.63
Net income — diluted	1.22	0.24	0.38	0.44	0.62
Cash dividends declared	0.075	0.225	0.30	0.29	0.24
Book value	17.31	16.32	17.13	17.19	16.53

Market Price Information

      On February 25, 2005, Centrue Financial common stock began trading on the Nasdaq National Market System under the symbol “TRUE.” Prior to that the common stock traded on the American Stock Exchange under the symbol “CFF.” Shares of Illinois Community common stock trade on the pink sheets under the symbol “ILCM.PK;” however, trading in Illinois Community’s shares occurs very infrequently. On December 30, 2004, the business day immediately preceding the public announcement of the execution of the merger agreement, and February 22, 2005, the most recent practicable date prior to the mailing of this document, the reported market prices of Centrue Financial common stock and Illinois Community common stock, and the equivalent price per share of Centrue Financial common stock giving effect to the merger, were as follows:

	Closing Sales Price

			Equivalent Price
			per Share of
			Centrue Financial
Price per Share	Centrue Financial	Illinois Community	Common Stock

December 30, 2004	$28.19	$1.55	$7.39
February 22, 2005	$28.35	$6.90	$7.43

      The “Equivalent Price Per Share of Centrue Financial Common Stock” at each specified date in the above table represents the product achieved when the closing sales price of a share of Centrue Financial common stock on that date is multiplied by the exchange ratio of 0.262, which is the number of shares of Centrue Financial common stock that an Illinois Community shareholder would receive for each share of Illinois Community common stock based on the $27.97 average market price of Centrue Financial common stock for the 10 prior trading days ending on December 30, 2004, the day before the execution of the merger agreement was announced. Shareholders should obtain current market price quotations for share of Centrue Financial common stock prior to making any decision with respect to the merger.

      The market price of Centrue Financial common stock will likely fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of Centrue Financial common stock is subject to fluctuations, the exchange ratio will change and the value of the shares of Centrue Financial common stock that Illinois Community shareholders will receive in the merger may increase or decrease after the merger.

      By voting to approve the merger agreement and the transactions it contemplates, Illinois Community shareholders will be choosing to invest in Centrue Financial to the extent they receive Centrue Financial common stock in exchange for any portion of their shares of Illinois Community common stock. An investment in Centrue Financial’s common stock involves significant risk. In addition to the other information included in this proxy statement-prospectus, including the matters addressed in “A Warning About Forwarding-Looking Statements” beginning on page 13, Illinois Community shareholders should carefully consider the matters described below in “Risk Factors” beginning on page 12 when determining whether to approve the merger agreement and the transactions it contemplates.

Historical Market Prices and Dividend Information

      Centrue Financial. On February 25, 2005, Centrue Financial’s common stock began trading on the Nasdaq National Market System under the symbol “TRUE.” Prior to that, the stock traded on the American Stock Exchange under the symbol “CFF.” The following table sets forth for the calendar quarter indicated the high and low closing market prices per share of Centrue Financial common stock as reported on the American Stock Exchange and the dividends per share of Centrue Financial common stock:

			Dividends
Quarter Ended	High	Low	Declared

Year-to-date 2005:
First quarter (through February 22, 2005)	$28.80	$27.80	$0.00
2004:
Fourth quarter	$28.20	$26.75	$0.00
Third quarter	$28.19	$26.99	$0.00
Second quarter	$28.25	$25.60	$0.00
First quarter	$28.40	$27.00	$0.075
2003:
Fourth quarter	$32.30	$25.70	$0.075
Third quarter	$28.30	$23.00	$0.075
Second quarter	$23.10	$18.20	$0.075
First quarter	$19.70	$17.90	$0.075

      Dividends for the first three quarters of 2003 have been restated to reflect the 2-for-1 stock split that occurred in October 2003. In April of 2004, Centrue Financial’s board of directors voted to eliminate its quarterly dividend, with the expectation that the approximately $800,000 in annualized savings would be used for its share repurchase and acquisition programs. A decision to reinstate dividends, and the timing and amount of any future dividends on shares of Centrue Financial common stock, will depend upon earnings, cash requirements, the financial condition of Centrue Financial and its subsidiaries, applicable government regulations and other factors deemed relevant by Centrue Financial’s board of directors.

      Illinois Community. Illinois Community trades on the pink sheets under the symbol “ILCM.PK,” however trading in market for Illinois Community’s shares occurs very infrequently. From time to time, Illinois Community becomes aware of transactions in its common stock. Management of Illinois Community is aware of only twelve transactions in Illinois Community stock which have occurred over the last two years, ten of which occurred at a price of $2.75 per share, one of which occurred at a price of $3.50 per share and one of which occurred at a price of $2.00 per share. Illinois Community has not paid dividends on its common stock.

Selected Historical Financial Data

      The following table presents selected consolidated financial data as of September 30, 2003, and 2004, and for the nine-month periods then ended, and as of December 31, 1999, 2000, 2001, 2002, and 2003, for each of the five years then ended, for Centrue Financial. The financial ratios for the nine-month periods ended September 30, 2003, and 2004, are presented on an annualized basis. The historical financial information is based on the historical financial information that is contained in reports Centrue Financial has previously filed with the Securities and Exchange Commission, which can be found in its Form 10-Q for the quarter ended September 30, 2004, and its Annual Report on Form 10-K for the year ended December 31, 2003. These documents are incorporated by reference in this proxy statement-prospectus. See “Where You Can Find More Information” on page 47.

      You should read the following table in conjunction with the consolidated financial statements described above.

      Historical results do not necessarily indicate the results that you can expect for any future period. Centrue Financial believes that it has included all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair presentation of its interim results of operations. Results for the interim period ended September 30, 2004, do not necessarily indicate the results that you can expect for the year as a whole.

Historical Financial Data of Centrue Financial

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003(4)	2002	2001	2000	1999

	(Dollars in thousands, except per share data)
Selected Financial Condition Data:
Total assets	$603,892	$509,409	$609,208	$546,404	$490,280	$459,894	$404,178
Loans, net, including loans held for sale	428,085	340,034	425,840	384,367	394,618	338,956	270,360
Investment securities held-to-maturity(1)	149	962	942	1,143	1,554	2,066	966
Investment securities available-for-sale	108,798	65,987	87,712	82,638	46,391	73,221	82,623
Deposits	496,022	419,297	496,054	433,565	417,059	389,450	356,437
Total borrowings	61,551	58,400	64,396	69,700	30,000	29,000	11,200
Stockholders’ equity	42,969	31,415	45,643	41,107	41,191	39,289	36,248
Shares outstanding(3)	2,423,316	1,865,222	2,606,022	2,331,762	2,432,716	2,526,216	2,486,766
For the period:
Net interest income after provision for loan losses	$13,099	$7,274	$11,358	$12,037	$13,528	$12,852	$11,557
Net income	3,261	691	1,363	2,233	3,261	2,584	1,759
Per common share:
Book value per share outstanding(3)	$17.73	$16.84	$17.51	$17.63	$16.93	$15.56	$14.58
Tangible book value per share outstanding(2)(3)	11.84	14.72	12.66	15.81	15.11	13.65	12.49
Basic earnings per share(3)	1.29	0.35	0.65	0.94	1.34	1.03	0.68
Diluted earnings per share(3)	1.29	0.35	0.65	0.93	1.31	1.00	0.64
Financial ratios:
Stockholders’ equity to total assets	7.12%	6.17%	7.49%	7.52%	8.40%	8.54%	8.96%
Non-performing assets to total assets	1.74%	1.51%	1.00%	2.03%	0.45%	0.76%	0.69%
Net charge-offs to average loans	0.42%	1.71%	1.53%	0.01%	0.02%	0.02%	0.08%
Net interest margin	3.41%	3.14%	3.16%	3.22%	3.16%	3.25%	3.08%
Operating expenses to average assets	2.79%	2.76%	2.86%	2.52%	2.58%	2.68%	2.92%
Return on average assets	0.71%	0.18%	0.25%	0.42%	0.69%	0.60%	0.43%
Return on average stockholders’ equity	9.87%	2.72%	4.00%	5.42%	8.20%	6.95%	4.61%
Average equity to average assets	7.22%	6.49%	6.33%	7.70%	8.41%	8.70%	9.38%
Dividend payout ratio	5.81%	63.38%	46.15%	30.32%	18.32%	24.12%	37.50%

(1)	Includes certificates of deposit.

(2)	Calculated by subtracting goodwill and other intangible assets from stockholders’ equity.

(3)	Restated for 2-for-1 stock split in October 2003.

(4)	Reflects the effects of the acquisition of Aviston Financial Corporation that occurred in October 2003 and earnings and expenses subsequent to the acquisition date.

RISK FACTORS

      By voting in favor of the merger, Illinois Community shareholders will be choosing to invest in Centrue Financial’s common stock to the extent they receive Centrue Financial common stock in exchange for any portion of their shares of Illinois Community common stock. In addition to the information contained elsewhere in this proxy statement-prospectus or incorporated in this proxy statement-prospectus by reference, as a shareholder of Illinois Community you should carefully consider the following factors in making your decision as to how to vote on the merger.

Because the market price of Centrue Financial common stock may fluctuate, an Illinois Community shareholder cannot be sure of the value of the merger consideration that he or she will receive.

      Upon completion of the merger, each share of Illinois Community common stock will be converted into shares of Centrue Financial common stock, cash or a combination of Centrue Financial common stock and cash under the terms of the merger agreement. The value of the stock consideration will depend on the average closing price of Centrue Financial common stock during the 10 trading day measurement period ending on the third day prior to completion of the merger. The price of Centrue Financial common stock will vary between the date the merger was announced, the date this document is mailed to Illinois Community shareholders and the date of the special meeting. The price of Centrue Financial common stock may also vary from the average price during the 10 day pricing period used to determine the number of shares you are to receive. You will not be entitled to receive additional shares in the merger if the price of Centrue Financial common stock on the closing date of the merger is less than the average price during the pricing period. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Centrue Financial’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond Centrue Financial’s control.

      Accordingly, you will not know when you vote or make your election, either the number or the exact value of the shares of Centrue Financial common stock that you will receive in the merger. Moreover, the market value of Centrue Financial shares at the time of the merger and afterwards could be substantially higher or lower than the current market value. You are urged to obtain current market quotations for Centrue Financial stock, and to consult with your financial advisors before you vote.

You may receive more or less stock or more or less cash than you desire.

      To preserve the treatment of the merger as a tax-free reorganization under the Internal Revenue Code, the merger agreement requires that, on an aggregate basis, taking into account dissenters’ shares, 50% of the Illinois Community shares outstanding at the effective time be converted into shares of Centrue Financial common stock and 50% of the Illinois Community shares outstanding at the effective time be converted into cash. Although you will be permitted to elect the form of consideration you desire in the merger, your elections are subject to a proration procedure that will enable Centrue Financial to implement this 50% stock and 50% cash limitation. Accordingly, you will not know, either when you vote or when you make your election, the number of shares of Centrue Financial common stock or the amount of cash that you will actually receive in the merger.

The interests of certain management officials of Illinois Community may be different from those of other shareholders.

      Illinois Community’s directors and executive officers have interests in the merger other than their interests as Illinois Community shareholders. These interests may cause Illinois Community’s directors and executive officers to view the merger proposal differently than you may view it. The board of directors of Illinois Community was aware of these interests at the time it approved the merger. See “Description of Transaction — Interests of Certain Persons in the Merger.”

Difficulties in combining the operations of Illinois Community and Centrue Financial may prevent the combined company from achieving the expected benefits from its acquisition.

      The combined company may not be able to achieve fully the strategic objectives and operating efficiencies it hopes to achieve in the merger. The success of the merger will depend on a number of factors, including the combined company’s ability to:

•	integrate the operations of Illinois Community with those of Centrue Financial;

•	maintain existing relationships with depositors so as to minimize withdrawals of deposits after the merger;

•	maintain and enhance existing relationships with borrowers so as to limit unanticipated losses from loans of Illinois Community and Centrue Financial;

•	control its incremental non-interest expense so as to maintain overall operating efficiencies;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by Illinois Community and Centrue Financial and in nearby communities.

These factors could contribute to the combined company not achieving the expected benefits from the merger within the desired time frames, if at all.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We have each made forward-looking statements in this document (and in documents to which we refer you in this document) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the merger is completed. When we use any of the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements. These statements are based on Centrue Financial’s and Illinois Community’s respective managements’ existing expectations, which in turn are based on information that is currently available to them and on the current economic, regulatory and competitive environment, including factors such as the strength of the U.S. and local economies; federal, state and local laws, regulations and policies; interest rates and regulatory policies; and expectations as to competitors and customers. Many possible events or factors, including changes from current conditions in the factors mentioned above, could affect the future financial results and performance of each of our companies and the combined company after the merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements.

      In addition to the factors listed above and the risks discussed in the “Risk Factors” section of this proxy statement-prospectus, factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, the following:

•	the economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks;

•	technological changes implemented by us and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers;

•	the availability of capital to fund the expansion of the combined business; and

•	other factors referenced in this proxy statement-prospectus or the documents incorporated by reference.

      These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

      Any forward-looking earnings estimates included in this proxy statement-prospectus have not been examined or compiled by either of our independent public accountants, nor have either of our independent accountants applied any procedures to our estimates. Accordingly, our accountants do not express an opinion or any other form of assurance on them. The forward-looking statements included in this proxy statement-prospectus are made only as of the date of this proxy statement-prospectus. Further information concerning Centrue Financial and its business, including additional factors that could materially affect Centrue Financial’s financial results, is included in Centrue Financial’s filings with the Securities and Exchange Commission.

INTRODUCTION

      Illinois Community is furnishing this proxy statement-prospectus to holders of Illinois Community common stock, $0.01 par value per share, in connection with the solicitation of proxies by Illinois Community’s board of directors. Illinois Community’s board of directors will use the proxies at the special meeting of shareholders of Illinois Community to be held on March 31, 2005, and at any adjournments or postponements of the meeting.

      Shareholders will be asked at this special meeting to vote to approve the Agreement and Plan of Merger, dated as of December 31, 2004, among Illinois Community, Centrue Financial and Community Acquisition LLC, and the transactions it contemplates. Under the merger agreement, Illinois Community will merge into Community Acquisition LLC and Community Acquisition LLC will be dissolved immediately after the merger. As a result, Illinois Community Bank, which is currently a wholly-owned subsidiary of Illinois Community, will become a wholly-owned subsidiary of Centrue Financial. It is Centrue Financial’s present intention that after the effective time of the merger among Illinois Community, Centrue Financial, and Community Acquisition LLC, Illinois Community Bank will merge with Centrue Financial’s wholly-owned subsidiary, Centrue Bank. The bank merger is currently expected to occur several months after the holding company merger. If the merger among Illinois Community, Centrue Financial and Community Acquisition LLC is approved by Illinois Community’s shareholders, each of the outstanding shares of Illinois Community common stock will be converted into the right to receive shares of Centrue Financial common stock, cash or a combination of both, as described in this proxy statement-prospectus.

SPECIAL MEETING

Date, Place, Time and Purpose

      The special meeting of Illinois Community’s shareholders will be held at the Keller Conference and Convention Center, 1202 North Keller Drive, Effingham, Illinois 62401, at 2:00 p.m., local time, on March 31, 2005. At the special meeting, holders of Illinois Community common stock will be asked to vote upon a proposal to approve the merger agreement and the transactions it contemplates.

Record Date, Voting Rights, Required Vote and Revocability of Proxies

      The Illinois Community board fixed the close of business on February 16, 2005, as the record date for determining those Illinois Community shareholders who are entitled to notice of and to vote at the special meeting. Only holders of Illinois Community common stock of record on the books of Illinois Community at the close of business on the record date have the right to receive notice of and to vote at the special meeting. On the record date, there were 452,310 shares of Illinois Community common stock issued and outstanding, held by approximately 253 holders of record.

      At the special meeting, Illinois Community shareholders will have one vote for each share of Illinois Community common stock owned on the record date. The holders of one-third of the outstanding shares of Illinois Community common stock entitled to vote at the special meeting must be present for a quorum to exist at the special meeting.

      To determine if a quorum is present, Illinois Community intends to count the following:

•	shares of Illinois Community common stock present at the special meeting either in person or by proxy; and

•	shares of Illinois Community common stock for which it has received signed proxies, but with respect to which holders of shares have abstained on any matter.

      Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Illinois Community common stock.

      Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstention, non-voting share or “broker non-vote” will have the same effect as a vote against the approval of the merger agreement.

      Properly executed proxies that Illinois Community receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, these proxies will be voted FOR the proposal to approve the merger agreement and the transactions it contemplates, and, FOR any resolution to adjourn the special meeting, if necessary, to solicit additional proxies, and the proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the special meeting.

      An Illinois Community shareholder who has given a proxy solicited by the Illinois Community board may revoke it at any time prior to its exercise at the special meeting by:

•	giving written notice of revocation to the secretary of Illinois Community;

•	properly submitting to Illinois Community a duly executed proxy bearing a later date; or

•	attending the special meeting and voting in person.

      All written notices of revocation and other communications with respect to revocation of proxies should be sent to: Illinois Community Bancorp, Inc., 1300 North Keller Drive, Effingham, Illinois 62401, Attention: Roger D. Dotson, President.

      On the record date, Illinois Community’s directors and executive officers owned 144,310 shares, or approximately 31.9% of the outstanding shares, of Illinois Community common stock. These individuals have agreed to vote their shares in favor of approving the merger agreement and the transactions it contemplates. However, because they hold only 31.9% of the voting power, approval of the merger agreement and the merger is not assured.

Solicitation of Proxies

      Directors, officers and employees of Illinois Community may solicit proxies by regular or electronic mail, in person or by telephone or facsimile. They will receive no additional compensation for these services. Illinois Community may make arrangements with brokerage firms and other custodians, nominees and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of Illinois Community common stock held of record by such persons. Illinois Community will reimburse any brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them for their services. Illinois Community will bear all expenses associated with the printing and mailing of this proxy statement-prospectus to its shareholders, as provided in the merger agreement. See “Description of Transaction — Expenses.”

Authority to Adjourn Special Meeting to Solicit Additional Proxies

      Illinois Community is asking its shareholders to grant full authority for the special meeting to be adjourned, if necessary, to permit solicitation of additional proxies to approve the transactions proposed by this proxy statement-prospectus.

Dissenters’ Rights

      Under Illinois law, you are entitled to exercise dissenters’ rights and obtain a cash payment for your shares as a result of Centrue Financial’s acquisition of Illinois Community, provided that you comply with the provisions of Sections 11.65 and 11.70 of the Illinois Business Corporation Act, or the IBCA. A copy of those sections are attached as Appendix B and incorporated in this proxy statement-prospectus by reference. If you comply with the provisions of Section 11.70 of the IBCA, then upon consummation of the merger, you are entitled to receive payment in cash from Centrue Financial for the fair value of your shares, with accrued interest. The term “fair value” means the value of the shares immediately before the closing of the merger excluding any appreciation or depreciation in anticipation of the merger, unless the exclusion would be inequitable. If Centrue Financial and you cannot agree on the fair value of your shares or the accrued interest, then the IBCA provides for a judicial determination of these amounts. The value determined by an Illinois court may be more or less than the value you are entitled to receive under the merger agreement. If you desire to exercise dissenters’ rights, you should refer to the statute in its entirety and should consult with legal counsel before taking any action to ensure that you comply strictly with the applicable statutory provisions.

      In summary, to exercise dissenters’ rights, you must do all of the following:

•	before the vote on the merger is taken, deliver to Illinois Community a written demand for payment of your shares;

•	not vote in favor of the merger; note, however, that a vote, in person or by proxy, against approval of the merger agreement will not constitute a written demand for appraisal; and

•	continue to hold your shares of Illinois Community common stock through the effective time of the merger.

      Your failure to vote against the proposal to approve the merger agreement will not constitute a waiver of your dissenters’ rights under the IBCA. Also, a vote against approval of the merger agreement will not by itself be sufficient to satisfy your obligations if you are seeking an appraisal. You must follow the procedures set forth in Section 11.70 of the IBCA to obtain dissenters’ rights.

      Each outstanding share of Illinois Community common stock for which a legally sufficient demand in accordance with Section 11.70 of the IBCA has been made and that was not voted in favor of approval of the merger will, after the effective time of the merger, represent only the rights of a dissenting shareholder under the IBCA. This includes the right to obtain payment for the fair value of those shares as provided under the IBCA.

      If you make a legally sufficient demand, within 10 days after the effective date of the merger or 30 days after you have delivered your written demand for payment, whichever is later, Centrue Financial will send to you a statement setting forth its opinion as to the fair value of your shares, as well as certain financial statements and a commitment to pay to you the estimated fair value for your shares. If you do not agree with the opinion of Centrue Financial as to the estimated fair value of the shares, then within 30 days of your receipt of Centrue Financial’s valuation statement, you must notify Centrue Financial of your estimated fair value of your shares and demand the difference between your estimated fair value and the amount of the proposed payment by Centrue Financial.

      If within 60 days from delivery of Centrue Financial’s notice to the dissenting shareholders you and Centrue Financial have not agreed in writing to the fair value of your shares, Centrue Financial either will pay the difference in value demanded by you, or file a petition in the circuit court requesting the court to determine the fair value of the shares. Centrue Financial will be required to then make all dissenters to the merger a party to this proceeding. If Centrue Financial does not commence the action, you are permitted by law to commence an action.

      In a proceeding brought by Centrue Financial to determine value, the court will determine the costs of the proceeding, including the reasonable compensation of expenses of the appraisers appointed by the court and excluding fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the price that Centrue Financial estimated to be the fair value of the shares or if no estimate was given, then all or any part of the costs may be assessed against Centrue Financial. If the amount that any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The costs may also be awarded to the dissenter if the court finds that Centrue Financial did not substantially comply with the procedure to dissent in the statute. In addition, costs can be assessed against either party if the court finds that that party acted arbitrarily or not in good faith with respect to the dissenter’s rights.

      A share for which you have properly exercised your dissenters’ rights and followed the correct procedures in the IBCA will not be converted into, or represent, a right to receive Centrue Financial common stock and/or cash as provided under the merger agreement. None of these dissenting shares after the effective time of the merger will be entitled to vote for any purpose or receive any dividends or other distributions. If, however, you, as the holder of the shares fail to properly perfect, effectively withdraw, waive or lose or otherwise become ineligible to exercise dissenters’ rights under the IBCA, then at that time the shares held by you will be converted into Centrue Financial common stock, cash or a combination of both as provided in the merger agreement.

Recommendation of Illinois Community’s Board

      Illinois Community’s board of directors has unanimously approved the merger agreement and the transactions it contemplates and believes that the proposal to approve the merger agreement and the transactions it contemplates are in the best interests of Illinois Community and its shareholders. Illinois Community’s board of directors unanimously recommends that Illinois Community’s shareholders vote FOR approval of the merger agreement and the transactions it contemplates and FOR any resolution to adjourn the special meeting, if necessary, to solicit additional proxies. See “Description of Transaction — Illinois Community’s Reasons for the Merger and Board Recommendation.”

DESCRIPTION OF TRANSACTION

      The following information describes material aspects of the merger and related transactions. This description does not provide a complete description of all the terms and conditions of the merger agreement. It is qualified in its entirety by the Appendices to this document, including the merger agreement, which is attached as Appendix A to this proxy statement-prospectus and which is incorporated into this proxy statement-prospectus by reference. We urge you to read the Appendices in their entirety.

General

      The merger agreement provides for the acquisition by merger of Illinois Community by Centrue Financial. At the time the merger becomes effective, each share of Illinois Community common stock then issued and outstanding will be converted into and exchanged for the right to receive shares of Centrue Financial common stock, cash or a combination of both, as described below.

Merger Consideration

      General. Under the merger agreement, Illinois Community shareholders will have the right to receive for each share of Illinois Community common stock that they own $7.33 payable either in cash or shares of Centrue Financial common stock. The number of shares of Centrue Financial common stock to be issued will be based on an exchange ratio that varies with Centrue Financial’s average trading price shortly before the merger. This exchange ratio will be a number, rounded to the nearest one-thousandth of a share, equal to the quotient of:

•	$7.33, divided by

•	the unweighted average of the high and low sale prices of Centrue Financial common stock, as reported on the Nasdaq National Market System for each of the 10 trading days ending on the third trading day preceding the closing of the merger.

      Value of Merger Consideration. As stated, Illinois Community shareholders will be entitled to receive consideration of $7.33 per share. Based on the maximum of 452,310 shares of Illinois Community common stock that may be outstanding at the effective time, the total consideration paid by Centrue Financial will be valued at approximately $3,315,430.

      Because the merger agreement requires that 50% of the total outstanding shares of Illinois Community common stock be converted into the right to receive cash consideration, Centrue Financial expects to pay a total of $1,657,716.15 in cash to Illinois Community shareholders at the effective time of the merger (452,310 * 0.50 = 226,155; 226,155 * $7.33 = $1,657,716.15).

      For the consideration paid in the form of stock, the number of shares that Centrue Financial will issue, and the trading price of those shares, will fluctuate between the date of this document, the date on which the merger is completed and after the merger. Because of these fluctuations, and because the determination period that will be used for the calculation of the exchange ratio, as described above, has not yet occurred, the actual exchange ratio cannot be determined at this time. However, the following examples describe the effect of various prices on the exchange ratio.

      Example: Using $27.97, which is the average of the high and low trading prices of Centrue Financial common stock during the 10 trading days ended December 30, 2004, the last trading day before the merger agreement was announced, the exchange ratio for each share of Illinois Community common stock would be 0.262 shares of Centrue Financial common stock ($7.33 ÷ $27.97 = 0.262). Based on the maximum of 452,310 shares of Illinois Community common stock that may be outstanding at the time of the merger, and taking into account the requirement that 50% of the outstanding shares of Illinois Community common stock be converted into Centrue Financial common stock, Centrue Financial would issue 59,253 shares of its common stock in the merger (452,310 * 0.50 = 226,155; 226,155 * 0.262 = 59,253).

      The average trading price of Centrue Financial common stock during the 10 trading days ended February 22, 2005 is $27.98, which also results in an exchange ratio of 0.262, as calculated in the above example.

      Share prices cannot be accurately predicted. The following table illustrates the effective exchange ratio as a function of several possible average closing prices, in each case calculated based on a per share purchase price of $7.33:

Number of Centrue Financial
Shares to be Received for Each
Price of Centrue Financial Stock	Illinois Community Share

$27.00	0.271
$27.25	0.269
$27.50	0.267
$27.75	0.264
$28.00	0.262
$28.25	0.259
$28.50	0.257
$28.75	0.255
$29.00	0.253
$29.25	0.251

      You should obtain current market price quotations for Centrue Financial common stock to determine the effect of changes in the market price on the exchange ratio.

      Centrue Financial will not issue any fractional shares in the merger. Instead, for each fractional share that would otherwise be issued, Centrue Financial will pay cash in an amount determined by multiplying this fraction by the closing price of Centrue Financial common stock as reported on the Nasdaq National Market System on the effective date of the merger.

      Election of Merger Consideration. Illinois Community shareholders may elect to receive their share of the merger consideration entirely in Centrue Financial common stock, entirely in cash or in a combination of Centrue Financial common stock and cash. However, all shareholder elections are subject to the requirement that, on an aggregate basis, 50% of Illinois Community shares outstanding at the effective time up to the merger must be converted into the right to receive Centrue Financial common stock and the remaining 50% of Illinois Community shares outstanding at the effective time of the merger must be converted into the right to receive cash. This requirement exists to preserve the expected federal income tax treatment of the merger.

      If you do not make any election, you will receive consideration in the form of either cash or Centrue Financial common stock in proportions necessary to satisfy the total consideration requirement as described below.

      If after taking into account all valid elections more than 50% of the total outstanding shares of Illinois Community common stock would be converted into cash, including appraisal shares, then any Illinois Community shareholders who elected to receive any portion of the merger consideration in cash and any Illinois Community shareholders who did not make an election will be subject to a proration process that will result in the holder receiving additional shares of Centrue Financial common stock in lieu of some cash. This proration will result in a final prorated number of shares of Centrue Financial common stock being issued for 50% of the total outstanding shares of Illinois Community common stock.

      Similarly, if after taking into account all valid elections more than 50% of the total outstanding shares of Illinois Community common stock would be converted into Centrue Financial common stock, then all Illinois Community shareholders who did not make an election will be entitled to receive only cash, and any Illinois Community shareholders who elected to receive any portion of the merger consideration in Centrue Financial common stock will, if necessary, be subject to a proration process that will result in the holder receiving more cash in lieu of some Centrue Financial common stock. This proration will result in a final prorated amount of cash being paid for 50% of the total outstanding shares of Illinois Community common stock.

      We are not making any recommendation as to whether Illinois Community shareholders should elect to receive only Centrue Financial common stock, only cash or a combination of both. We are also not making any recommendation as to whether Illinois Community shareholders should elect to receive a specific ratio of cash and Centrue Financial common stock. Each Illinois Community shareholder must make his or her own decision with respect to the election to receive Centrue Financial common stock, cash or a combination of both for their shares of Illinois Community stock.

Election Procedures; Surrender of Stock Certificates

      Shortly after the merger, an election form will be mailed to every Illinois Community shareholder. Illinois Community shareholders can use this election form to elect the proportion of shares of Centrue Financial common stock and cash that they would like to receive in exchange for their shares of Illinois Community common stock. Illinois Community shareholders do not need to make an election. If no election is made, a Illinois Community shareholder will receive cash or Centrue Financial common stock in such amounts that will enable us to satisfy the requirement that 50% of Illinois Community shares be converted into Centrue Financial common stock and 50% of Illinois Community shares, including shares with respect to which shareholders have asserted their dissenters’ rights under the IBCA, be converted into cash.

      To make an effective election, you must submit a properly completed election form to LaSalle Bank, National Association, which will act as the exchange agent, on or before the election deadline of 5:00 p.m., Kankakee, Illinois time, on May 27, 2005. You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed revised election form received by the exchange agent prior to the election deadline. All elections will be revoked automatically if the merger is not approved or the merger agreement is otherwise terminated.

      With the election forms, all Illinois Community shareholders will also receive a letter of transmittal, together with a return envelope. The letter of transmittal will include instructions for the surrender and exchange of certificates representing Illinois Community common stock for the merger consideration. A letter of transmittal will be deemed properly completed only if signed and accompanied by stock certificates representing all shares of Illinois Community common stock or an appropriate guarantee of delivery of the certificates.

      Until you surrender your Illinois Community stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any Centrue Financial common stock into which your Illinois Community shares have been converted. When Illinois Community stock certificates are surrendered, Centrue Financial will pay to the surrendering holder any of his or her respective unpaid dividends or other distributions, without interest. After the completion of the merger, no further transfers of Illinois Community common stock will be permitted. Illinois Community stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

      No fractional shares of Centrue Financial common stock will be issued to any holder of Illinois Community common stock upon completion of the merger. For each fractional share that would otherwise be issued, Centrue Financial will pay cash in an amount determined by multiplying this fraction by the closing price of Centrue Financial common stock as reported on the Nasdaq National Market System on the effective date of the merger. No interest will be paid or accrued on cash payable to holders of Illinois Community common stock in lieu of fractional shares. No shareholder of Illinois Community will be entitled to dividends, voting rights or any other rights as a shareholder of Centrue Financial in respect of any fractional shares.

      None of Centrue Financial, Illinois Community or any other person will be liable to any former holder of Illinois Community common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      If a certificate for Illinois Community common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon compliance by the holder of Illinois Community common stock with the conditions reasonably imposed by the exchange agent. These conditions will include a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and Centrue Financial.

Effective Time of the Merger

      Subject to the conditions to each party’s obligations to complete the merger, the merger will become effective when articles of merger reflecting the merger are filed with the Secretary of State of the State of Illinois. Unless we agree otherwise, each party will use reasonable efforts to cause the merger to become effective 10 business days after the end of the month in which both of the following conditions are satisfied:

•	the receipt of all required regulatory approvals and the expiration of all statutory waiting periods relating to the approvals; and

•	the satisfaction or waiver of all of the conditions to closing set forth in the merger agreement.

      We anticipate that the merger will become effective in the second quarter of 2005, however, delays could occur.

      We cannot assure you that the necessary shareholder and regulatory approvals of the merger will be obtained or that other conditions precedent to the merger can or will be satisfied. Either party’s board of directors may terminate the merger agreement if the merger is not completed by June 30, 2005, unless it is not completed because of the failure by the party seeking termination to comply fully with its obligations under the merger agreement. See “— Conditions to Completion of the Merger” and “— Termination and Termination Fees.”

United States Federal Income Tax Consequences of the Merger

      The following is a summary of the material United States federal income tax consequences of the merger generally applicable to Illinois Community shareholders. This discussion assumes you hold your shares of Illinois Community common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

•	shareholders who are not citizens or residents of the United States;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	shareholders who acquired their shares of Illinois Community common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation; and

•	shareholders who hold their shares of Illinois Community common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

      In addition, this summary does not address any state, local or foreign tax consequences of the merger that may apply. The following discussion is based on the Code, existing and proposed regulations promulgated under the Code, published Internal Revenue Service rulings and court decisions, all as in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

      Tax Consequences of the Merger Generally. It is intended that the merger of Illinois Community with and into Community Acquisition LLC will be treated as a reorganization within the meaning of Section 368(a) of the Code. Centrue Financial’s and Illinois Community’s obligations to complete the merger are conditioned on, among other things, their receipt of an opinion from Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP dated as of the date of the registration statement filed with the Securities and Exchange Commission in connection with the merger and updated through the effective date, to the effect that:

•	the merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

•	no gain or loss will be recognized by Centrue Financial as a result of the merger pursuant to Section 1032 of the Code;

•	no gain or loss will be recognized by Illinois Community as a result of the merger pursuant to Section 361 of the Code; and

•	no gain or loss will be recognized by holders of Illinois Community common stock upon their receipt of Centrue Financial common stock, except that gain, if any, will be recognized to the extent of any cash received.

      The opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP will be based upon existing law, assumes the absence of changes in existing facts, relies upon customary assumptions and representations contained in certificates executed by officers of Centrue Financial and Illinois Community. The opinion neither binds the Internal Revenue Service nor precludes it from adopting a contrary position, and it is possible that the Internal Revenue Service may successfully assert a contrary position in litigation or other proceedings. Neither Centrue Financial nor Illinois Community intends to obtain a ruling from the Internal Revenue Service with respect to the tax consequences of the merger.

      The following discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

      Illinois Community Shareholders Who Receive Only Centrue Financial Common Stock. If you are a holder of Illinois Community common stock and you receive only Centrue Financial common stock (plus any cash in lieu of a fractional share of Centrue Financial common stock) in exchange for your Illinois Community common stock in the merger, you will not recognize any gain or loss for federal income tax purposes with respect to such exchange, except with respect to any cash received in lieu of a fractional share, as discussed below.

      Illinois Community Shareholders Who Receive Both Centrue Financial Common Stock and Cash. If you are a holder of Illinois Community common stock and you receive both Centrue Financial common stock and cash (other than cash received in lieu of a fractional share of Centrue Financial common stock) in exchange for your Illinois Community common stock in the merger, you will recognize gain, but not loss, in an amount equal to the lesser of:

(a) the excess, if any, of:

(1) the sum of the fair market value (at the effective time of the merger) of the Centrue Financial common stock plus the amount of cash received; over

(2) your aggregate tax basis in the shares of Illinois Community common stock exchanged in the merger; and

(b) the amount of cash that you receive in exchange for your Illinois Community common stock.

      Any such gain will be treated as capital gain unless the receipt of the cash has the effect of a distribution of a dividend for federal income tax purposes, in which case the gain will be treated as ordinary dividend income to the extent of your ratable share of Illinois Community’s accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the merger, your holding period in your Illinois Community common stock is greater than one year.

      The stock redemption provisions of Section 302 of the Code apply in determining whether cash received by you in exchange for your Illinois Community common stock has the effect of a distribution of a dividend under Section 356(a)(2) of the Code, which we refer to as a hypothetical redemption analysis. Under the hypothetical redemption analysis, you will be treated as if that portion of your Illinois Community common stock that you exchange for cash in the merger will instead be exchanged for Centrue Financial common stock (which we call the hypothetical shares) followed immediately by a redemption of the hypothetical shares by Centrue Financial for cash. Under the principles of Section 302 of the Code, you will recognize capital gain rather than dividend income with respect to the cash received if the hypothetical redemption is “not essentially equivalent to a dividend” or is “substantially disproportionate” with respect to you. In applying the principles of Section 302 of the Code, the constructive ownership rules of Section 318 of the Code will apply in comparing your ownership interest in Centrue Financial both immediately after the merger (but before the hypothetical redemption) and after the hypothetical redemption.

      If you are a holder of Illinois Community common stock, whether the hypothetical redemption by Centrue Financial of the hypothetical shares for cash is “not essentially equivalent to a dividend” will depend on your particular circumstances. However, the hypothetical redemption must, in any event, result in a “meaningful reduction” in your percentage ownership of Centrue Financial common stock. In determining whether the hypothetical redemption by Centrue Financial results in a meaningful reduction in your percentage ownership of Centrue Financial common stock and, therefore, does not have the effect of a distribution of a dividend, you should compare your interest in Centrue Financial (including interests owned actually, hypothetically, and constructively) immediately after the merger (but before the hypothetical redemption) to your interest after the hypothetical redemption. The Internal Revenue Service has indicated in Revenue Ruling 76-385 that a shareholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no “control” over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder’s actual and constructive ownership before and after the hypothetical redemption.

      If you are a holder of Illinois Community common stock, the hypothetical redemption transaction would be “substantially disproportionate” and, therefore, would not have the effect of a distribution of a dividend if you own less than 50 percent of the voting power of the outstanding Centrue Financial common stock and the percentage of Centrue Financial common stock actually and constructively owned by you immediately after the hypothetical redemption is less than 80 percent of the percentage of Centrue Financial common stock actually, hypothetically and constructively owned by you immediately before the hypothetical redemption. Nevertheless, you should consult your own tax advisor about the possibility that all or a portion of any cash received in exchange for Illinois Community common stock will be treated as a dividend.

      Tax Basis and Holding Period. The aggregate tax basis of any Centrue Financial common stock you receive as a result of the merger will be the same as your aggregate tax basis in Illinois Community common stock you surrender in exchange for the Centrue Financial common stock, decreased by the amount of cash received in the merger, and increased by the amount of income or gain recognized in the merger. Your holding period for the Centrue Financial common stock you receive as a result of the exchange will include the period during which you held Illinois Community common stock you surrender in the merger.

      Cash Received in Lieu of Fractional Shares. If you receive cash in the merger instead of a fractional share of Centrue Financial common stock, you will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption of the fractional share by Centrue Financial. Assuming that immediately after the merger you hold a minimal interest in Centrue Financial, you exercise no control over Centrue Financial and, as a result of the deemed redemption and after giving effect to certain constructive ownership rules, you experience an actual reduction in your interest in Centrue Financial, you will generally recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to such fractional share. This capital gain or loss will be long-term capital gain or loss if, as of the effective date of the merger, you held your shares of Illinois Community common stock for more than one year. Long-term capital gain of a non-corporate United States shareholder is generally subject to a maximum federal tax rate of 15%. The deductibility of capital losses is subject to limitations.

      Backup Withholding and Information Reporting. Unless you provide a taxpayer identification number (social security number or employer identification number) and certify, among other things, that such number is correct, or you provide proof of an applicable exemption from backup withholding, the exchange agent will be required to withhold 28% of any cash payable to you in connection with the merger. Any amount so withheld under the backup withholding rules is not an additional tax and will be allowed as a refund or credit against your United States federal income tax liability, provided that you furnish the required information to the Internal Revenue Service. You should complete and sign the substitute Form W-9 the will be included as part of the transmittal letter that accompanies the election form to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is established in a manner that is satisfactory to the exchange agent.

      You will be required to retain records pertaining to the merger and will be required to file a statement with your United States federal income tax return for the taxable year in which the merger takes place that sets forth certain facts relating to the merger, including your basis in your Illinois Community common stock that you surrender in connection with the merger and the fair market value of the Centrue Financial common stock and/or cash that you receive in connection with the merger. In addition, pursuant to the American Jobs Creation Act of 2004, Centrue Financial (or, if required by to-be-published regulations, Illinois Community) will be required to provide to the Internal Revenue Service and Illinois Community shareholders information with respect to the merger, including information regarding your identity (and the identities of other Illinois Community shareholders) and the amount of cash and the fair market value of Centrue Financial common stock received by you (and by each other Illinois Community shareholder) in the merger.

      The foregoing discussion is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state, or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your own tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the merger.

Background of the Merger

      In March 2001, Illinois Community’s wholly owned subsidiary, Illinois Community Bank, was placed under a Cease and Desist Order by the FDIC and the Illinois Office of Banks and Real Estate (the “OBRE”). The primary areas of concern were Illinois Community Bank’s asset quality, negative earnings and weak capital position. Also in March 2001, the Federal Reserve Bank of St. Louis issued a Cease and Desist Order against Illinois Community primarily directed at management issues and violations of Section 23A and 23B of the Federal Reserve Act. At that time, Illinois Community’s board of directors decided to investigate a possible affiliation with another financial institution. As a result of these actions, Illinois Community entered into a merger agreement with Illini Corporation on November 21, 2001. Applications were filed in connection with the merger in 2002, but in 2003 the Board of Governors denied Illini Corporation’s application to acquire Illinois Community, and the merger was never consummated.

      During 2002, while applications were pending with the various regulatory authorities, Illinois Community went through numerous changes, including a change in management resulting from the resignation of Illinois Community’s then-president and the hiring in August 2002 of Illinois Community’s current president and CEO, Roger Dotson. Following Mr. Dotson’s engagement as President, the board adopted a strategic plan which included the termination of the Illini Corporation merger, if deemed necessary; resolving the issues on the cease and desist order; improving credit quality and earnings; and addressing the capital deficiency.

      In April 2003, Illini Corporation and Illinois Community mutually agreed to terminate their merger agreement. By June 2003, Illinois Community and Illinois Community Bank had made significant progress on their strategic plans, and by June 2004 following a joint examination by the FDIC and the Illinois Department of Financial and Professional Regulation (formerly, the OBRE), it was recommended that the Cease and Desist Order against Illinois Community Bank be lifted. The Cease and Desist Order was replaced with a Memorandum of Understanding, primarily requiring Illinois Community Bank to address the two significant issues remaining under the original Cease and Desist Order — earnings and capital.

      In September 2004, the board authorized management to again begin investigating strategic alternatives, including a possible affiliation with another financial institution as a possible solution to the remaining issues under the Memorandum of Understanding. Illinois Community’s President, Roger Dotson, and its Chairman conducted informal meetings with approximately fifteen banks to investigate their interest in possibly affiliating with Illinois Community and the terms upon which such affiliation would be based.

      In October 2004, the Chairman and Mr. Dotson reported back to the board the results of their initial meetings and based on such meetings, narrowed the fifteen parties down to three. At the October 2004 meeting, the board authorized the Chairman and Mr. Dotson to pursue talks sequentially with the three remaining parties, based on order of preference.

      The Chairman and Mr. Dotson first began negotiating with a party other than Centrue Financial. After a relatively short negotiating period, it was determined that the first party would not be able to complete the transaction it had outlined without first raising capital needed for the transaction. Based on Illinois Community’s previous experience and because of its strong desire to complete a transaction without unreasonable delay, Illinois Community decided to terminate its discussions with the first party and began negotiating with Centrue Financial.

      On November 4th and 5th, 2004, representatives of Centrue Financial conducted an on-site due diligence investigation of Illinois Community. Between December 6, 2004, and December 30, 2004, representatives of Centrue Financial and its legal counsel, Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, and Illinois Community’s Chairman, Mr. Dotson, and Illinois Community’s legal counsel, Howard & Howard

Attorneys P.C., conducted negotiations with respect to the terms of the merger and the form of the merger documents.

      On December 21, 2004, the board of directors of Centrue Financial reviewed the terms of the proposed merger documents. After discussion with Centrue Financial’s legal counsel and among members of the board, the board of directors approved the merger agreement and related documents and authorized the execution of the merger documents by Centrue Financial’s officers.

      On December 31, 2004, at a meeting participated in by Howard & Howard, the board of Illinois Community met to discuss the terms of the proposed merger and the proposed merger documents. At that meeting, Illinois Community’s legal counsel led a discussion concerning the board’s fiduciary duties and the board and counsel discussed the terms of the proposed merger documents and various employment related and other relevant matters. After a lengthy discussion of the proposed transaction and the proposed merger documents and related matters, the Illinois Community board unanimously approved the merger, adopted the merger documents and authorized its officers to execute the merger agreement and related documents on behalf of Illinois Community.

      Illinois Community and Centrue Financial signed the merger agreement on December 31, 2004, and on the same date issued a joint press release announcing the execution of the merger agreement.

Centrue Financial’s Reasons for the Merger

      The board of directors of Centrue Financial believes that the merger presents a unique opportunity to combine two strong franchises in central and downstate Illinois, and is consistent with Centrue Financial’s goal of creating the premier financial institution in central Illinois.

      In reaching its decision to approve the merger agreement and the merger, the board of directors of Centrue Financial consulted with Centrue Financial’s management as well as with its legal counsel, and considered a variety of factors, including the following:

•	information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Centrue Financial and Illinois Community, both individually and as combined; in particular, the board of directors of Centrue Financial focused on the strategic fit of the business lines and the operating philosophies of the two institutions;

•	the consistency of the merger with Centrue Financial’s long-term business strategy of pursuing growth opportunities in central and downstate Illinois, particularly the fact that Illinois Community is an excellent bridge between Centrue Financial’s existing Champaign-Urbana and Metro East St. Louis regions;

•	the advantages of a combination with an institution, such as Illinois Community, that has opportunities for increased efficiencies and significant cost savings from a combination with Centrue Financial, resulting in increased profitability of the combined entity over time;

•	the current and prospective economic and competitive environments facing Centrue Financial and other financial institutions characterized by intensifying competition from both banks and nonbank financial services organizations, the increasing necessity for strong fee-based income producing components within a bank holding company and the growing costs associated with regulatory compliance in the banking industry;

•	the belief that, following the merger, the combined company would be well positioned to continue to grow through possible future acquisitions or expansion;

•	the belief that the merger would result in shareholders of Centrue Financial holding stock in a high quality combined company that should benefit shareholders through enhanced operating efficiencies and better penetration of commercial and consumer banking markets throughout central and downstate Illinois;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Centrue Financial and Illinois Community;

•	the complementary nature of the businesses of Centrue Financial and Illinois Community, which both have a strong community banking orientation;

•	the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame; and

•	the likelihood that the merger will be approved by the appropriate regulatory authorities without undue conditions or delay (see “— Regulatory Approvals”).

      The foregoing discussion of the information and factors considered by the board of directors of Centrue Financial is not intended to be exhaustive, but includes all material factors considered by the board of directors of Centrue Financial. In reaching its determination to approve the merger, the board of directors of Centrue Financial did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

Illinois Community’s Reasons for the Merger and Board Recommendation

      The Illinois Community board believes that the merger is fair to, and in the best interests of, Illinois Community and the Illinois Community shareholders. Accordingly, the Illinois Community board has unanimously approved the merger agreement and unanimously recommends that the Illinois Community shareholders vote FOR the adoption of the merger agreement.

      The Illinois Community board believes that the merger presents a unique opportunity to aid in the creation of one of central Illinois’ premier community banking franchises.

      In reaching its decision to approve the merger agreement, the Illinois Community board consulted with Illinois Community’s management, as well as with its legal advisors, and considered a variety of factors, including the following:

•	the attractive price that Centrue Financial agreed to pay to shareholders of Illinois Community in the merger;

•	the value to be received by Illinois Community shareholders in the merger as compared to the shareholder value projected for Illinois Community as an independent entity;

•	Centrue Financial’s historically strong capital position and expressed commitment to improving and maintaining good asset quality;

•	the prospect that the merger will be approved by the appropriate regulatory authorities without undue burden and in a timely manner (see “— Regulatory Approvals”);

•	the increased liquidity of Centrue Financial stock to be received by Illinois Community shareholders in the merger;

•	the complementary nature and similarities in the markets served by Centrue Financial and Illinois Community and the opportunities for revenue enhancements offered by Centrue Financial’s more extensive product offerings;

•	the cash and stock election provision of the merger agreement, which would enable many Illinois Community shareholders to carry over their tax basis in the event that they received Centrue Financial common stock in the merger and defer any federal income tax liability;

•	the perceived depth, competence, experience, and integrity of Centrue Financial’s management team;

•	the increasing costs of legal, regulatory compliance, and accounting costs for financial institutions and the current and prospective competitive environment facing Illinois Community; and

•	the increasingly high costs of product development and technology for Illinois Community and the banking industry in general.

      The foregoing discussion of the information and factors considered by the Illinois Community board is not intended to be exhaustive, but includes all material factors considered by the Illinois Community board. In reaching its determination to approve and recommend the merger, the Illinois Community board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Illinois Community board is unanimous in its recommendation that Illinois Community shareholders vote for approval and adoption of the merger agreement.

Representations and Warranties

      In the merger agreement, Illinois Community made numerous representations and warranties to Centrue Financial relating to, among other things, the following:

•	incorporation, good standing, corporate power and similar corporate matters, both as to Illinois Community and its subsidiaries;

•	authorization, execution, delivery and performance and the enforceability of the merger agreement and the absence of violations;

•	conflicts under charter documents, required consents or approvals and violations of agreements or laws;

•	capitalization of Illinois Community and its subsidiaries;

•	the accuracy and completeness of its financial statements and reports;

•	its ownership of its property and the sufficiency of its assets;

•	its loan portfolio and the adequacy of its allowance for loan and lease losses;

•	the absence of certain material adverse events, changes, effects, defaults or undisclosed liabilities;

•	the due filing of tax returns and payment of taxes;

•	its employee benefit plans and compliance with federal employee benefit laws;

•	compliance with laws, including environmental laws;

•	the absence of material litigation;

•	the absence of material changes since December 31, 2003;

•	the absence of defaults under material contracts;

•	the amount and adequacy of insurance; and

•	the accuracy of documents filed with regulatory agencies.

      Centrue Financial also made numerous representations and warranties to Illinois Community relating to, among other things, the following:

•	incorporation, good standing, corporate power and similar corporate matters;

•	authorization, execution, delivery and performance and the enforceability of the merger agreement and the absence of violations;

•	conflicts under charter documents, required consents or approvals and violations of agreements or laws;

•	capitalization of Centrue Financial and its subsidiaries;

•	the accuracy and completeness of its financial statements and reports;

•	the absence of certain material adverse events, changes or undisclosed liabilities;

•	compliance with laws;

•	the absence of material litigation; and

•	its ability to fund the transaction.

      The foregoing is an outline of the types of representations and warranties made by Centrue Financial and Illinois Community contained in the merger agreement, a copy of which is included at Appendix A. You should carefully review the entire agreement and in particular Articles 4 and 5, containing the detailed representations and warranties of the parties.

Conduct of Business Pending the Merger and Certain Covenants

      Under the merger agreement, Illinois Community has agreed to certain restrictions on its activities until the merger is completed or the merger agreement is terminated. In general, Illinois Community and Illinois Community Bank are required to conduct their operations in the ordinary course of business. The following is a summary of the more significant restrictions and obligations imposed upon Illinois Community and Illinois Community Bank. Subject to the exceptions set forth in the merger agreement, Illinois Community must:

•	not issue any additional shares of stock;

•	confer with Centrue Financial on material operational matters;

•	make loans only in accordance with sound credit practices and on arms-length terms;

•	not enter into any new client or new lending relationships in excess of $50,000, without the prior written consent of Centrue Financial;

•	other than incident to a reasonable loan restructuring or without the prior written consent of Centrue Financial, not extend additional credit to borrowers or certain affiliates of borrowers, if the indebtedness of such borrower or affiliates of borrowers constitutes a non-performing loan, or against any part of such indebtedness any Illinois Community subsidiary has established loss reserves or any part of which has been charged-off by any Illinois Community subsidiary;

•	cause its allowance for loan and lease losses to be adequate in all material respects and charge off certain uncollectible loans or leases and place on non-accrual any loans or leases that are past due greater than 90 days;

•	not buy or sell any securities held for investment;

•	report periodically to Centrue Financial concerning the status of its financial operations and finances;

•	file on a timely basis all required regulatory filings; and

•	not take any action that would cause a breach of any of its representation and warranties.

      Illinois Community has also agreed that it will not encourage any third-party proposals to acquire Illinois Community and will not participate in negotiations regarding a proposal to acquire Illinois Community, except that Illinois Community may provide information and negotiate with a third party if Illinois Community’s board of directors determines that failure to do so would be inconsistent with its fiduciary duties. Illinois Community is required under the merger agreement to provide Centrue Financial notice of any proposal it receives to acquire Illinois Community.

      Illinois Community has also agreed to provide Centrue Financial with certain documents before the closing date, including:

•	interim financial statements;

•	preliminary title reports and surveys for its owned real property;

•	if requested by Centrue Financial, a Phase 1 environmental assessment report covering its owned real property, and if necessary, a Phase 2 environmental report; and

•	reasonable notice of any fact or condition creating a breach of the merger agreement.

      Centrue Financial has agreed to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the merger agreement. Illinois Community has agreed to cooperate with Centrue Financial in connection with obtaining the regulatory approvals. Both parties have agreed:

•	to use all reasonable efforts and to cooperate in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the merger and the merger agreement;

•	to use reasonable and diligent good faith efforts to satisfy the conditions required to consummate the merger and to complete the merger as soon as practicable;

•	that neither will intentionally act in a manner that would cause a breach of the merger agreement or that would cause a representation made in the merger agreement to become untrue;

•	to provide the other party with reasonable access to information under the condition that the information be kept confidential; and

•	to coordinate publicity of the transactions contemplated by the merger agreement with the media and their respective shareholders.

      The foregoing is an outline of the types of covenants made by Centrue Financial and Illinois Community contained in the merger agreement, a copy of which is included at Appendix A. You should carefully review the entire agreement and in particular Articles 6, 7 and 8, containing the detailed covenants of the parties.

Conditions to Completion of the Merger

      Each of Centrue Financial and Illinois Community is required to complete the merger only after the satisfaction of various conditions. Centrue Financial is only required to complete the merger if the following conditions are satisfied:

•	Illinois Community’s representations and warranties in the merger agreement must be accurate as of the date of the merger agreement and as of the date the merger becomes effective, except for any untrue or incorrect representations and warranties that do not have a material adverse effect on Illinois Community on a consolidated basis or on Centrue Financial’s rights under the merger agreement;

•	Illinois Community must have performed and complied with all of its covenants and obligations under the merger agreement, except where any non-performance or non-compliance would not have a material adverse effect on Illinois Community on a consolidated basis or on Centrue Financial’s rights under the merger agreement;

•	all proceedings to be taken by Illinois Community in connection with the merger and all documents relating to these proceedings must be reasonably satisfactory in form and substance to counsel for Centrue Financial;

•	the merger agreement and the transactions it contemplates must have been approved by Illinois Community’s shareholders;

•	there must not be pending any proceeding involving any challenge to, or seeking damages or other relief in connection with, the merger, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the merger, in either case that would reasonably be expected to have a material adverse effect on Illinois Community or its shareholders or on Centrue Financial’s rights under the merger agreement;

•	there must not have been since the date of the merger agreement any event or occurrence that would be reasonably likely to have a material adverse effect on Illinois Community or any of its subsidiaries;

•	all consents and approvals required in connection with the merger must have been obtained;

•	the completion of the merger must not conflict with or result in a violation of any applicable laws or legal requirements;

•	the Securities and Exchange Commission must have declared the registration statement registering the shares of Centrue Financial common stock to be issued to Illinois Community’s shareholders in the merger, of which this proxy statement-prospectus is a part, effective under the Securities Act of 1933, as amended, and referred to as the Securities Act;

•	the total number of shares held by Illinois Community shareholders exercising dissenters’ rights must be no greater than 5% of the issued and outstanding shares of Illinois Community common stock immediately prior to the effective time;

•	the new employment agreement with Roger D. Dotson must be in full force and effect (see “— Interests of Certain Persons in the Merger”);

•	Centrue Financial and Illinois Community must have received the tax opinion in the form described above from Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP;

•	Illinois Community must have a consolidated allowance for loan and lease losses that is adequate in all material respects to provide for probable losses, net of recoveries relating to loans previously charged off, on loans outstanding;

•	the outstanding capital stock of Illinois Community must consist exclusively of no more than 452,310 shares of common stock;

•	Centrue Financial must have received satisfactory proof that Illinois Community has paid or fully accrued all of its transaction expenses; and

•	the adjusted shareholders’ equity of Illinois Community calculated immediately prior to the effective time must not be less than $1,420,000.

      Illinois Community is only required to complete the merger if the following conditions are satisfied:

•	Centrue Financial’s representations and warranties in the merger agreement must be accurate as of the date of the merger agreement and as of the date the merger becomes effective, except for any untrue or incorrect representations and warranties that do not have a material adverse effect on Centrue Financial on a consolidated basis or on Illinois Community’s rights under the merger agreement;

•	Centrue Financial must have performed and complied with all of its covenants and obligations under the merger agreement, except where any non-performance or non-compliance would not have a material adverse effect on Centrue Financial on a consolidated basis or on Illinois Community’s rights under the merger agreement;

•	all proceedings to be taken by Centrue Financial in connection with the merger and all documents relating to these proceedings must be reasonably satisfactory in form and substance to counsel for Illinois Community;

•	the merger agreement and the transactions it contemplates must have been approved by Illinois Community’s shareholders;

•	there must not be pending any proceeding involving any challenge to, or seeking damages or other relief in connection with, the merger, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the merger, in either case that would reasonably be expected to have a material adverse effect on Centrue Financial or its shareholders or on Illinois Community’s rights under the merger agreement;

•	there must not have been since the date of the merger agreement any event or occurrence that would be reasonably likely to have a material adverse effect on Centrue Financial on a consolidated basis;

•	all consents and approvals required in connection with the merger must have been obtained;

•	the completion of the merger must not conflict with or result in a violation of any applicable laws or legal requirements;

•	the Securities and Exchange Commission must have declared the registration statement registering the shares of Centrue Financial common stock to be issued to Illinois Community’s shareholders in the merger effective under the Securities Act; and

•	Centrue Financial and Illinois Community must have received the tax opinion in the form described above from Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP.

      Neither party can be certain as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not completed by June 30, 2005, the board of directors of either Centrue Financial or Illinois Community may terminate the merger agreement and abandon the merger; provided, however, that the party responsible for a condition not being met prior to June 30, 2005, may not terminate the merger agreement if the merger is not completed by that date. See “— Waiver, Amendment and Termination.”

      The foregoing is an outline of the types of conditions precedent to the obligations of Centrue Financial and Illinois Community contained in the merger agreement, a copy of which is included at Appendix A. You should carefully review the entire agreement and in particular Articles 9 and 10, containing the detailed conditions to each party’s obligation to complete the merger.

Termination and Termination Fees

      Ability to Terminate the Merger Agreement. At any time before the merger becomes effective, the boards of directors of Illinois Community and Centrue Financial may mutually agree to terminate the merger agreement. In addition, the merger agreement may be terminated as follows:

•	by Centrue Financial, if any of the conditions to its obligation to complete the merger, as described above, has not been satisfied or has become impossible, and Centrue Financial has not waived the condition;

•	by Illinois Community, if any of the conditions to its obligation to consummate the merger, as described above, has not been satisfied or has become impossible, and Illinois Community has not waived the condition;

•	by Centrue Financial, if environmental investigations indicate the presence of material adverse environmental conditions that cannot be removed or remediated at a cost of $50,000 or less; and

•	by either Centrue Financial or Illinois Community, if the closing of the merger has not occurred, other than through the failure of the party seeking to terminate the merger agreement to perform any of its required obligations under the merger agreement, by June 30, 2005.

      Effect of Termination. If the merger is terminated, the merger agreement will become void and have no effect, except that certain provisions of the merger agreement, including those relating to the obligation to pay expenses and maintain the confidentiality of certain information obtained in connection with the merger and the merger agreement, will survive.

      Termination Fees. If either:

•	Centrue Financial terminates the merger agreement because (a) Illinois Community committed a breach of its covenants or agreements under the merger agreement or (b) there was a breach of Illinois Community’s representations and warranties as of the date of the merger agreement, and in either case the breach was not a result of a failure by Centrue Financial to comply with its material obligations under the merger agreement and the breach has or would reasonably be expected to have a material adverse effect on either Centrue Financial or Illinois Community; or

•	Centrue Financial or Illinois Community terminates the merger agreement because the shareholders of Illinois Community failed to approve the merger agreement before June 30, 2005;

then, in either case, as long as Centrue Financial is in material compliance with its material obligations under the merger agreement, Illinois Community is required to pay Centrue Financial a termination fee of $300,000.

      Alternatively, if Illinois Community terminates the merger agreement because either:

•	Centrue Financial committed a breach of its covenants or agreements under the merger agreement; or

•	there was a breach of Centrue Financial’s representations and warranties as of the date of the merger agreement,

then, in either case, as long as (a) the breach was not a result of a failure by Illinois Community to comply with its material obligations under the merger agreement and (b) the breach has or would reasonably be expected to have a material adverse effect on either Centrue Financial or Illinois Community, Centrue Financial is required to pay Illinois Community a termination fee of $300,000.

      The foregoing is an outline of the termination provisions contained in the merger agreement, a copy of which is included at Appendix A. You should carefully review the entire agreement and in particular Article 11, containing the detailed termination provisions.

Waiver and Amendment

      To the extent permitted by law, the boards of directors of Centrue Financial and Illinois Community may agree in writing to amend the merger agreement, whether before or after Illinois Community’s shareholders have approved the merger agreement. However, no amendment agreed to after the merger agreement has been approved by Illinois Community’s shareholders may materially and adversely affect the rights of Illinois Community’s shareholders. In addition, before or at the time the merger becomes effective, either Centrue Financial or Illinois Community or both may waive any default in the performance of any term of the merger agreement by the other or may waive or extend the time for the compliance or fulfillment by the other of any of its obligations under the merger agreement. Either of Centrue Financial or Illinois Community may also waive any of the conditions precedent to their respective obligations under the merger agreement, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by one of Centrue Financial’s or Illinois Community’s duly authorized officers.

Regulatory Approvals

      It is a condition to the completion of the merger that the parties receive all necessary regulatory approvals of the merger. Neither Centrue Financial nor Illinois Community is aware of any material governmental approvals or actions that are required to complete the merger, except as described below. If any other approval or action is required, Centrue Financial will also seek this approval or action.

      Federal Reserve. The merger is subject to the prior approval of the Federal Reserve under Section 3 of the Bank Holding Company Act and Sections 225.11 and 225.15 of Regulation Y of the Federal Reserve. In evaluating the merger, the Federal Reserve is required to consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. These provisions prohibit the Federal Reserve from approving the merger if:

•	it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve should find that any anti-competitive effects are outweighed clearly by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

      The merger may not be completed until 30 days following the date of the Federal Reserve approval, although the U.S. Department of Justice may reduce that period to 15 days. During this period, the U.S. Department of Justice is given the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction specifically ordered otherwise.

      Illinois Department of Financial and Professional Regulation. The change of control of Illinois Community Bank is subject to the prior approval of the Illinois Department of Financial and Professional Regulation, referred to as the DFPR, under Section 8015 of the Illinois Savings Bank Act and Section 1075.1700 of the administrative rules for the Illinois Savings Bank Act. These provisions prohibit the DFPR from approving a change of control of an Illinois savings bank if:

•	the poor financial condition of any acquiring party may adversely affect the financial stability of the savings bank or may adversely affect the interests of its depositors, borrowers, creditors or shareholders;

•	the plan or proposal of the acquiring party to liquidate the savings bank, to sell its assets, to merge it with any person or to make any other major change in its business, corporate structure or management may adversely affect the financial stability of the savings bank, is not fair and reasonable to its depositors, borrowers, creditors or shareholders or is not otherwise in the public interest;

•	insufficient banking and business experience or a lack of competence or integrity of any acquiring party may adversely affect the savings bank or the savings bank’s depositors, borrowers, creditors or shareholders;

•	the information provided by the application is insufficient for the DFPR to determine whether the acquisition should be approved or the DFPR is unable to verify the information provided or to examine the qualifications of the acquiring party; or

•	the acquisition is not otherwise in the public interest.

Management and Operations After the Merger

      Immediately following the merger of Illinois Community with and into Community Acquisition LLC, Community Acquisition LLC will dissolve, leaving Centrue Financial as the direct holding company of Illinois Community Bank. The directors and officers of Centrue Financial will remain the same as they were prior to the merger. Information concerning the management of Centrue Financial is included in the documents incorporated by reference in this proxy statement-prospectus. See “Where You Can Find More Information.” For additional information regarding the interests of certain persons in the merger, see “— Interests of Certain Persons in the Merger.”

Interests of Certain Persons in the Merger

      General. Some members of Illinois Community’s management and board of directors may be deemed to have interests in the merger that are in addition to their interests as shareholders generally. The boards of directors of each of Centrue Financial and Illinois Community were aware of these interests and considered them, together with the other matters described in this proxy statement-prospectus, in approving the merger agreement and the merger.

      Employment Agreement with Roger D. Dotson. Centrue Financial’s wholly-owned subsidiary, Centrue Bank, has entered into an employment agreement with Roger D. Dotson, which will become effective upon completion of the merger. This employment agreement provides for Mr. Dotson’s employment following the merger as a Regional President of Centrue Bank. The agreement is for a three-year term and provides for an annual base salary of $110,000 and a performance bonus as determined by Centrue Bank’s board of directors of up to 25% of Mr. Dotson’s base salary. The agreement also provides for Mr. Dotson’s participation in all plans or benefits generally accorded to the senior executives to Centrue Bank, including pension, profit sharing, supplemental retirement incentive compensation and group life and health insurance, as well as other perquisites extended to similarly situated senior executives.

      If Mr. Dotson’s employment is terminated without cause, Centrue Bank will be obligated to make a severance payment equal to his then-current annual base salary which would have been payable through the end of the term of the agreement. Additionally, Centrue Bank will be obligated to provide health insurance for the number of months remaining on the term of the agreement, up to a maximum of twelve months. In the event of a “constructive discharge,” as defined in the agreement, Mr. Dotson will have the right to terminate his employment and receive the same severance amount, payable on a monthly basis over a twelve month period, as if he had been terminated without cause. In general, he will be deemed to be constructively discharged if: (a) he is removed from his position; (b) there is a substantial diminution in his responsibilities; (c) he is relocated, without his consent, to a location more than 50 miles from the main office of Centrue Bank; or (d) Centrue Bank commits a material breach of its obligations under the agreement.

      If Mr. Dotson voluntarily terminates his employment with Centrue Bank, Centrue Bank will only be obligated to pay his salary and benefits accrued through the effective date of termination, plus any expense reimbursements incurred prior to termination and properly submitted in accordance with the agreement. If Centrue Bank terminates Mr. Dotson for cause, Centrue Bank’s only obligation under the agreement is to pay his salary and benefits accrued through the effective date of termination. In the event of a change of control of Centrue Bank, if Centrue Bank or its successor terminates Mr. Dotson’s employment within one year after a change of control, then he will be entitled to the same cash payment and benefits he would be entitled to if he were terminated without cause.

      The agreement also includes a covenant limiting Mr. Dotson’s ability to compete with Centrue Financial or Centrue Bank or any of their respective subsidiaries in an area encompassing a 25-mile radius of Effingham County, Illinois. The restrictive covenant applies for a period of one year following the termination of employment.

      Management Continuity Agreements. Illinois Community has entered into management continuity agreements with three of its executive officers, Roger D. Dotson, Tim L. Clark and Colette J. Meyer. Each of these agreements provides that upon a change of control, if either:

•	the officer is terminated by Illinois Community or its successor within three months prior or six months after the change of control, or

•	the officer voluntarily resigns after: (a) a material change in his or her title, authorities or duties, as in effect immediately prior to the change of control; (b) a reduction in his or her compensation or benefits below that in effect immediately prior to the change of control; or (c) a change in his or her principal place of employment to a city more than 25 miles from Effingham, Illinois, then the officer will have no further obligations to Illinois Community or its successor, other than to maintain the confidentiality of information learned during the course of his or her employment. In addition, the officer will be paid: (a) 12 months of his or her salary, paid over 12 months; (b) the benefits due under Illinois Community’s compensation and benefit plans; plus (c) reasonable outplacement expenses actually incurred. When it becomes effective at the time the merger is completed, the employment agreement between Centrue Bank and Roger Dotson will supersede his management continuity agreement. The other two agreements will remain in effect after the merger and Centrue Financial will succeed to Illinois Community’s obligations under those agreements.

      Indemnification for Directors and Officers. Centrue Financial has agreed to honor for at least two years from the effective date of the merger all of Illinois Community’s obligations with respect to indemnification currently provided by Illinois Community in its articles of incorporation in favor of the current and former officers and directors of Illinois Community or any of Illinois Community’s subsidiaries with respect to matters occurring prior to the effective time.

Additional Agreements

      Voting Agreement. Each of the directors and executive officers of Illinois Community has entered into a voting agreement with Centrue Financial. Under this agreement, these shareholders have agreed to vote their respective shares of Illinois Community common stock:

•	in favor of the merger and the transactions contemplated by the merger agreement;

•	against any acquisition of Illinois Community or Illinois Community Bank by a party other than Centrue Financial;

•	against any action or agreement that would result in a material breach of any term or any other obligation of Illinois Community under the merger agreement; and

•	against any action or agreement which would impede or interfere with the transactions contemplated by the merger agreement.

      Furthermore, and without Centrue Financial’s prior approval, each of these shareholders has also agreed not to solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving Illinois Community. The shares subject to the voting agreement represent approximately 31.9% of the outstanding shares of Illinois Community common stock on the record date. The voting agreement will terminate upon the earlier of the consummation of the merger or termination of the merger agreement in accordance with its terms. The voting agreement was entered into by the directors and executive officers of Illinois Community solely in their capacity as shareholders. Therefore, these persons are in no way restricted in their capacity as directors from acting in accordance with their fiduciary duties.

      Non-Competition Agreements. Centrue Financial has entered into non-competition agreements with each of Roger D. Dotson, Dr. Michael F. Sehy, Fredrick C. Schaefer, Gerald E. Ludwig, and Garrett M. Andes II, each of whom is a current director of Illinois Community. Each of these agreements provides that such person may not, for the one-year period following the closing of the merger, compete with Centrue Financial or its subsidiaries in a restricted area, defined as Effingham County, Illinois, and the area encompassing a 25-mile radius of the county.

Accounting Treatment

      The merger will be accounted for using the purchase method of accounting under generally accepted accounting principles as applied in the United States. Under this method of accounting, Centrue Financial will record the assets acquired and liabilities assumed of Illinois Community at their fair market values. Any difference between the purchase price and the fair market value of the net tangible and identifiable intangible assets and liabilities is recorded as goodwill, which in accordance with Statement of Financial Accounting Standard No. 142 will not be amortized for financial accounting purposes, but will be evaluated annually for impairment.

Expenses

      Each of Centrue Financial and Illinois Community will pay its own expenses in connection with the merger, including filing, registration and application fees, printing fees and fees and expenses of its own financial or other consultants, accountants and counsel.

Resales of Centrue Financial Common Stock

      Centrue Financial common stock to be issued to Illinois Community shareholders in the merger will be registered under the Securities Act. All shares of Centrue Financial common stock received by Illinois Community shareholders in the merger will be freely transferable after the merger by persons who are not considered to be “affiliates” of either Centrue Financial or Illinois Community. These “affiliates” would generally include any persons or entities who control, are controlled by or are under common control with either Illinois Community or Centrue Financial at the time of the special meeting (generally, executive officers, directors and 10% or greater shareholders).

      Rule 145 promulgated under the Securities Act restricts the sale of Centrue Financial common stock received in the merger by affiliates of Illinois Community and certain of their family members and related entities. Under the rule, until the first anniversary of the effective date of the merger, affiliates of Illinois Community may publicly resell the Centrue Financial common stock they receive in the merger, but only within certain limitations as to the amount of Centrue Financial common stock they can sell in any three-month period and as to the manner of sale. After this first anniversary, affiliates of Illinois Community who are not affiliates of Centrue Financial may resell their shares without restriction. Centrue Financial must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended, for affiliates to continue to be able to resell under Rule 145 the shares of Centrue Financial common stock they receive in the merger. Affiliates would also be permitted to resell Centrue Financial common stock they receive in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the registration requirements. This proxy statement-prospectus does not cover any resales of Centrue Financial common stock received by persons who may be deemed to be affiliates of Illinois Community.

EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

General

      Illinois Community is an Illinois corporation governed by Illinois law and Illinois Community’s articles of incorporation and bylaws. Centrue Financial is a Delaware corporation governed by Delaware law and Centrue Financial’s certificate of incorporation and bylaws.

      In the merger, many shareholders of Illinois Community will receive shares of Centrue Financial common stock that will include all rights attaching to shares of Centrue Financial common stock. There are significant differences between the rights of Illinois Community’s shareholders and the rights of Centrue Financial’s shareholders. The following is a summary of the principal differences between those rights.

      The following summary is not intended to be complete and is qualified in its entirety by reference to the Illinois Business Corporation Act and the Delaware General Corporation Law, as well as Illinois Community’s articles of incorporation and bylaws and Centrue Financial’s certificate of incorporation and bylaws.

Anti-Takeover Provisions Generally

      Centrue Financial’s certificate of incorporation and bylaws contain provisions designed to assist Centrue Financial’s board of directors in playing a role in any attempt by a group or person to acquire control of Centrue Financial. These provisions are intended to enable Centrue Financial’s board of directors to protect the interests of Centrue Financial and its shareholders under certain circumstances. Aided by these provisions, Centrue Financial may determine that a sale of control is in the best interests of Centrue Financial’s shareholders or will enhance the board’s ability to maximize the value to be received by the shareholders upon a sale of control of Centrue Financial.

      Although Centrue Financial’s management believes that these provisions are beneficial to Centrue Financial’s shareholders, they may also tend to discourage some takeover bids. As a result, Centrue Financial’s shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, Centrue Financial may be able to avoid those expenditures of time and money.

      These provisions may also discourage open market purchases of Centrue Financial common stock by a company that may desire to acquire Centrue Financial. Those purchases may increase the market price of Centrue Financial common stock temporarily and enable shareholders to sell their shares at a price higher than they might otherwise obtain. In addition, these provisions may decrease the market price of Centrue Financial common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions may also make it more difficult and time consuming for a potential acquiror to obtain control of Centrue Financial through replacing the board of directors and management. Furthermore, the provisions may make it more difficult for Centrue Financial’s shareholders to replace the board of directors or management, even if a majority of the shareholders believe that replacing the board of directors or management is in the best interests of Centrue Financial. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management.

Authorized Capital Stock

      Centrue Financial. Centrue Financial is authorized to issue 5,500,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2004, 2,380,666 shares of Centrue Financial common stock were issued and outstanding, and 1,819,334 shares were held by Centrue Financial as treasury shares. No shares of Centrue Financial preferred stock are issued and outstanding.

      Under Centrue Financial’s certificate of incorporation, Centrue Financial’s board of directors is authorized to issue preferred stock from time to time in one or more series, subject to applicable provisions of law. The board of directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of Centrue Financial that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. If Centrue Financial issues any preferred stock that disparately reduces the voting rights of the common stock, the common stock may be required to be delisted from the Nasdaq National Market System. An effect of the issuance of preferred stock, therefore, may be to deter a future takeover attempt. Under a certificate of designation, 3,500 shares of Centrue Financial preferred stock have been designated as Series A Junior Participating preferred stock. These shares are reserved for issuance under the Centrue Financial rights plan. See “— Rights Plan” below

      Illinois Community. Illinois Community is authorized to issue 4,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2004, 502,550 shares of Illinois Community common stock were issued, including 50,240 shares that are held by Illinois Community as treasury shares. No shares of Illinois Community preferred stock are issued and outstanding.

      Illinois Community’s board of directors has substantially the same powers with respect to the issuance of preferred stock as does Centrue Financial’s board of directors.

Voting Rights

      Centrue Financial. Generally, holders of Centrue Financial common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. However, Centrue Financial’s certificate of incorporation provides that in no event will any record owner of any outstanding Centrue Financial common stock that is beneficially owned, directly or indirectly, by any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to any vote in respect of the shares held in excess of 10%. This limit does not inhibit any person from soliciting or voting proxies from other beneficial owners for more than 10% of the common stock. This provision may be enforced by Centrue Financial’s board of directors to limit the voting rights of persons owning more than 10% of Centrue Financial’s common stock, and thus could be used in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the shareholders.

      As stated above, Centrue Financial’s board of directors is authorized to issue up to 500,000 shares of preferred stock and may designate various characteristics and rights of Centrue Financial preferred stock, including voting and conversion rights. Centrue Financial’s board of directors may also authorize the conversion of shares of other classes of Centrue Financial preferred stock into any number of shares of Centrue Financial common stock and thus dilute the voting power of the outstanding shares of Centrue Financial common stock. Therefore, subject to the board’s fiduciary duties, Centrue Financial could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of Centrue Financial.

      Centrue Financial’s certificate of incorporation does not provide for cumulative voting rights in the election of directors.

      Illinois Community. Generally, holders of Illinois Community common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. However, under Illinois Community’s articles of incorporation, any shareholder that beneficially owns more than 10% of Illinois Community common stock can only vote the shares of stock that exceed the 10% limit in accordance with a formula contained in Illinois Community’s articles of incorporation.

      As stated above, Illinois Community’s board of directors is authorized to issue up to 1,000,000 shares of preferred stock and may designate various characteristics and rights of Illinois Community preferred stock including, among other things, the voting powers of such series.

      Illinois Community’s articles of incorporation do not provide for cumulative voting rights in the election of directors.

Rights Plan

      Centrue Financial. The board of directors of Centrue Financial adopted a Rights Plan in 1999 which created one preferred share purchase right that is attached to each share of Centrue Financial common stock. Each right entitles the holder, under certain limited circumstances, to purchase from Centrue Financial one one-thousandth of a share of Series A Junior Participating preferred stock of Centrue Financial at a price of $95.00.

      Until the earlier to occur of: (a) 10 days following a public announcement that a person or group of affiliated persons (with certain exceptions, an “acquiring person”) has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or (b) 10 business days (or such later date as may be determined by action of the board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the completion of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock (the earlier of such dates being called the “distribution date”), the rights will be evidenced, with respect to any common stock certificate outstanding as of the record date, by that common stock certificate together with a summary of rights.

      The rights are not exercisable until the distribution date. The rights will expire on May 11, 2009, unless the expiration date is advanced or extended or unless the rights are earlier redeemed or exchanged by Centrue Financial.

      Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

      If any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right and the payment of $95.00 per right, that number of shares of common stock having a market value of $190.00.

      If after a person or group has become an acquiring person Centrue Financial is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an acquiring person, which will become void) will thereafter have the right to receive upon the exercise of a right and the payment of $95.00 per right, that number of shares of common stock of the person with whom Centrue Financial has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of $190.00.

      At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by this acquiring person of 50% or more of the outstanding shares of common stock, the board of directors of Centrue Financial may exchange the rights (other than rights owned by acquiring person, which will become void), in whole or in part, for shares of common stock or preferred stock (or a series of Centrue Financial’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of common stock, or a fractional share of preferred stock (or other preferred stock) equivalent in value thereto, per right.

      With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of preferred stock or common stock will be issued (other than fractions of preferred stock that are integral multiples of one one-thousandth of a share of preferred stock, which may, at the election of Centrue Financial, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the preferred stock or the common stock.

      At any time prior to the time an acquiring person becomes such, the board of directors of Centrue Financial may redeem the rights in whole, but not in part, at a price of $0.01 per right (the “redemption price”). Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

      For so long as the rights are then redeemable, Centrue Financial may, except with respect to the redemption price, amend the rights agreement in any manner. After the rights are no longer redeemable, Centrue Financial may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

      Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of Centrue Financial, including, without limitation, the right to vote or to receive dividends.

      Illinois Community. Illinois Community does not have a preferred stock purchase plan.

Classification of Board of Directors

      Centrue Financial. Centrue Financial’s certificate of incorporation provides for the division of its board of directors into three classes of approximately equal size. Centrue Financial’s directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified board of directors expire each year. This board classification may make it more difficult for a shareholder to acquire immediate control of Centrue Financial and remove management by means of a proxy contest. Because the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections would be necessary for shareholders to replace a majority of Centrue Financial’s directors, while a majority of directors of a non-classified board could be replaced in one annual meeting.

      Illinois Community. Illinois Community’s articles of incorporation also provide for a classified board, with the same effects.

Size of the Board of Directors; Vacancies; Removal

      Centrue Financial. Centrue Financial’s certificate of incorporation and bylaws contain provisions that may impede changes in majority control of the board of directors. Centrue Financial’s bylaws provide that the size of the board of directors may be increased or decreased only by a majority vote of the whole board or by a vote of holders of at least 80% of the shares eligible to be voted at a duly constituted meeting of shareholders called for such purpose. The bylaws also provide that any vacancy occurring in the number of directors may be filled for the remainder of the unexpired term by a majority vote of the directors then in office.

      Under the Delaware General Corporation Law, members of a classified board of directors may only be removed for cause, unless the certificate of incorporation provides otherwise. Centrue Financial’s certificate of incorporation provides that a director may only be removed for cause, and then only by the affirmative vote of holders of at least 80% of the shares eligible to vote. Centrue Financial’s certificate of incorporation does not include a definition of “cause.” The purpose of this provision is to prevent a majority shareholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that shareholder. This provision may have the effect of impeding efforts to gain control of the board of directors by anyone who obtains a controlling interest in Centrue Financial’s outstanding common stock.

      Illinois Community. Illinois Community’s articles of incorporation provide that the size of the board of directors must consist of at least six, but no more than fifteen, directors, and may be increased or decreased with a two-thirds vote of the board of directors then in office. The articles of incorporation and bylaws also provide that any vacancy occurring on the board of directors may be filled for the remainder of the unexpired term by a two-thirds vote of the directors then in office.

      Under the IBCA, if a board is classified, the articles of incorporation may provide that a director may be removed only for cause. Illinois Community’s articles of incorporation and bylaws provide that a director may be removed only for cause and only by the affirmative vote of at least 80% of the outstanding shares of capital stock of Illinois Community entitled to vote generally in the election of directors, and only at an annual meeting or at a special meeting called for that purpose. Illinois Community’s articles of incorporation do not contain a definition of “cause.” This provision has the same effect as the comparable provision in Centrue Financial’s certificate of incorporation.

Shareholder Nominations and Proposals

      Centrue Financial. Under Centrue Financial’s bylaws, the only business that may be conducted at an annual meeting of shareholders is the business brought before the meeting by the board of directors or by any shareholder who is entitled to vote and who complies with the notice procedures set forth in Centrue Financial’s bylaws. For business to be brought before an annual meeting by a shareholder, the shareholder must have given timely notice in writing to the secretary of Centrue Financial. To be timely, a shareholder’s notice must be delivered or mailed and received at the principal executive offices of Centrue Financial not less than 30 days prior to the date of the meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the meeting date is given or made to shareholders, such notice by the shareholder to be timely must be delivered no later than 10 days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting.

      A shareholder’s notice to the secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting:

•	a brief description of the matter the shareholder desires to present;

•	the name and record address of the shareholder who proposed the matter;

•	the class and number of shares of Centrue Financial’s capital stock that are beneficially owned by the shareholder; and

•	any material interest of the shareholder in the matter.

      Centrue Financial’s bylaws provide that nominations for election to Centrue Financial’s board of directors may be made only by the board of directors or by any shareholder entitled to vote for the election of directors who complies with the notice procedures set forth in the bylaws and described above. The shareholder’s notice must set forth, as to each person the shareholder proposes to nominate for election or re-election as a director, such person’s name and qualifications and, as to the shareholder giving the notice, his or her name and address, and the class and number of shares of Centrue Financial’s capital stock owned by the nominated shareholder.

      Illinois Community. Illinois Community’s articles of incorporation and bylaws contain a comparable shareholder proposal provision as that contained in Centrue Financial’s bylaws. The shareholder nomination provision in Illinois Community’s articles of incorporation is also comparable to that contained in Centrue Financial’s bylaws.

Special Meetings of Shareholders

      Centrue Financial. Centrue Financial’s certificate of incorporation and bylaws provide that a special meeting of shareholders may be called only by a resolution of the board of directors adopted by a majority of the total number of directors Centrue Financial would have if there were no vacancies. Shareholders are not authorized to call special meetings.

      Illinois Community. Illinois Community’s articles of incorporation and bylaws provide that special meetings may be called by the president, the board of directors, by a committee of the board or directors that has specifically been given the power to call special meetings, or by holders of at least one-fifth of the outstanding shares entitled to vote on the matter for which the meeting is called.

Action by Written Consent

      Centrue Financial. Centrue Financial’s certificate of incorporation prohibits its shareholders from taking action by written consent.

      Illinois Community. Illinois Community’s articles of incorporation also prohibit its shareholders from taking action by written consent.

Dividends

      Centrue Financial. Generally, Centrue Financial’s ability to pay dividends is governed by Delaware corporate law. Under Delaware corporate law, unless there are restrictions in the corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding years. Dividends may not be declared, however, if the corporation’s capital is less than the amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

      Centrue Financial shareholders are entitled to dividends as and when declared by the board of directors. In April of 2004, Centrue Financial’s board of directors voted to eliminate its quarterly dividend. The reinstatement and declaration of dividends by the Centrue Financial board of directors is discretionary, and depends on Centrue Financial’s earnings and financial condition, regulatory limitations, tax considerations and other factors, including limitations imposed by the terms of Centrue Financial’s outstanding junior subordinated debentures.

      Centrue Financial issued approximately $10.3 million of these debentures in April of 2002 to Kankakee Capital Trust I, which contemporaneously issued $10.0 million of preferred securities to MM Community Funding III, Ltd. in a private placement. In April of 2004, Centrue Financial issued approximately $10.3 million of additional debentures to Centrue Statutory Trust II, which contemporaneously issued $10.0 million of preferred securities to First Tennessee Bank National Association in a private placement. All of the common stock of Kankakee Capital Trust I and Centrue Statutory Trust II is owned by Centrue Financial and the debentures are the only assets of the trusts. When the debentures mature, the preferred securities must be redeemed. The debentures issued to Kankakee Capital Trust I mature on April 7, 2032, and the debenture issued to Centrue Statutory Trust II mature on April 22, 2034. The debentures and preferred securities pay interest and dividends, respectively, quarterly. Under the terms of the debentures, Centrue Financial may be prohibited, under certain circumstances, from paying dividends on shares of its common stock. None of these circumstances currently exist.

      Illinois Community. Illinois Community’s ability to pay dividends on its common stock is governed by Illinois corporate law. Under Illinois corporate law, dividends may be paid so long as after giving effect to their payment, the corporation would not be insolvent and the corporation’s net assets would not be less than zero or less than the maximum amount necessary at the time of payment of the dividends to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the dividends. Subject to Illinois law, Illinois Community’s articles of incorporation provide that the board of directors may declare and pay dividends out of any assets legally available for the payment of dividends.

      Most of the revenues of Illinois Community available for the payment of dividends derive from amounts paid to it by its banking subsidiary. There are various statutory limitations that limit the ability of this subsidiary to pay dividends to Illinois Community.

Evaluation of Proposals

      Centrue Financial. Centrue Financial’s certificate of incorporation provides that the board, when evaluating any offer by another person to: (a) make a tender or exchange offer for any equity security; (b) merge or consolidate Centrue Financial with another corporation or entity; or (c) purchase or otherwise acquire all or substantially all of the properties and assets of Centrue Financial, may, in connection with the exercise of its judgment in determining what is in the best interests of Centrue Financial and its shareholders, give consideration to all relevant factors, including the social and economic effect of acceptance of the offer on Centrue Financial’s present and future employees and those of its subsidiaries, on the communities in which Centrue Financial and its subsidiaries operate or are located, on the ability of Centrue Financial to fulfill its corporate objectives and on the ability of its subsidiary financial institution to fulfill its objectives under applicable rules and regulations.

      Illinois Community. The articles of incorporation of Illinois Community contain similar provisions. When evaluating certain business combinations with affiliates or tender or exchange offers, in addition to considering the adequacy of the amount to be paid in connection with the transaction, the board of directors may consider other relevant factors, including: (a) the social and economic effects of the transaction on Illinois Community, its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which it is located or operates; (b) the business and financial condition of the acquiring person or entity; and (c) the competence, experience and integrity of the acquiring person or the entity and its or their management.

Special Voting Requirements; Business Combinations

      Centrue Financial. Centrue Financial’s certificate of incorporation requires that certain business combinations between Centrue Financial (or any majority-owned subsidiary) and a 10% or more shareholder either:

•	be approved by holders of at least 80% of the total number of outstanding voting shares, voting as a single class, of Centrue Financial;

•	be approved by at least two-thirds of the continuing board of directors, meaning persons serving prior to the 10% shareholder becoming a 10% shareholder, and be approved by holders of a majority of the total number of outstanding voting shares; or

•	meet certain price conditions, and be approved by holders of a majority of the total number of outstanding voting shares.

      In addition, Section 203(d) of the Delaware General Corporation Law prohibits Centrue Financial from engaging in a business combination, as defined by the Delaware General Corporation Law, with an interested shareholder, defined as a person who owns, directly or indirectly, 15% or more of Centrue Financial’s voting stock, for a three year period from the date the person became an interested shareholder, referred to as the acquisition date, unless:

•	prior to the acquisition date the Centrue Financial board approved the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon completion of the transaction in which the shareholder became an interested shareholder, the shareholder owns at least 85% of Centrue Financial’s voting stock, excluding stock held by officers and directors and employee stock plans in which the participants do not have the right to determine confidentially whether shares held by the plan will be tendered in an exchange offer or a tender offer; or

•	on or after the acquisition date, the business combination is approved by the Centrue Financial board and by the Centrue Financial shareholders, at a meeting duly called for that purpose, provided that shareholders owning at least two-thirds of Centrue Financial’s voting stock approve the business combination. When determining whether this two-thirds vote requirement has been satisfied, voting stock held by the interested shareholder is not included.

      Illinois Community. Subject to contrary provisions in a corporation’s articles of incorporation, the IBCA provides that a corporation may engage in any merger, consolidation or a sale or lease of all or substantially all of its assets if such transaction is approved by the corporation’s board of directors and ratified by the vote of holders of at least two-thirds of the corporation’s issued and outstanding shares of voting stock.

      Illinois Community’s articles of incorporation require that certain business combinations between Illinois Community (or any majority-owned subsidiary) and a 10% or more shareholder be approved by:

•	the holders of at least 80% of the outstanding shares entitled to vote; and

•	at least a majority of the outstanding shares entitled to vote, not including shares deemed beneficially owned by the 10% shareholder.

      A business combination with a 10% or more shareholder will not require the shareholder approval described above if the transaction is approved by at least two-thirds of the continuing board of directors. Continuing directors are directors who are unaffiliated with the 10% shareholder and who were serving prior to the time when the 10% shareholder became a 10% shareholder.

Amendment of Charter Documents

      Centrue Financial. The Delaware General Corporation Law provides that amendments to a corporation’s certificate must be approved by holders of a majority of the issued and outstanding shares of a corporation’s voting stock. Centrue Financial’s certificate of incorporation may be amended in the manner prescribed by the Delaware General Corporation Law unless a proposed amendment is approved by a resolution of less than two-thirds of the number of directors, in which case the amendment must be approved by holders of at least 80% of the then-outstanding shares.

      Centrue Financial’s bylaws may be amended by a majority vote of the board of directors or the affirmative vote of holders of at least 80% of the then-outstanding shares.

      Illinois Community. Generally, Illinois Community may amend it articles in the manner permitted by Illinois law. The IBCA provides that a corporation’s articles may be amended by holders of two-thirds or more of the shares entitled to be voted on an amendment, unless the corporation’s articles provide otherwise. However, amending certain provisions of Illinois Community’s articles of incorporation requires the affirmative vote of 80% of the outstanding shares unless a majority of the continuing directors approves the amendment, in which case, a majority vote of the outstanding shares is necessary.

      Illinois Community’s bylaws provide that they may be amended only in the manner provided for in the articles of incorporation. The articles of incorporation provide that the bylaws may be amended in either of the following ways:

•	by holders of 80% of the outstanding shares of stock of Illinois Community; or

•	by a vote of two-thirds of the board of directors.

Limitations on Director Liability

      Centrue Financial. Centrue Financial’s certificate of incorporation provides that a director will not be personally liable to Centrue Financial or its shareholders for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends or unlawful stock purchase or redemption and expressly sets forth a negligence standard with respect to such liability; and

•	for any transaction from which the director derived an improper personal benefit.

      If the Delaware General Corporation Law is amended to further limit or eliminate the personal liability of directors, then the liability of directors of Centrue Financial will be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law as so amended.

      Illinois Community. The articles of incorporation of Illinois Community provide that no director will be liable to Illinois Community or its shareholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the director’s duty of loyalty to Illinois Community or its shareholders;

•	for acts or omissions not in good faith that involve intentional misconduct or knowing violation of the law;

•	under Section 8.65 of the Illinois Business Corporation Act, which relates to unlawful payment of dividends and liability of directors upon dissolution for failing to give proper notice to creditors or for continuing the business of the corporation (outside of necessary winding-up) subsequent to filing by the Secretary of State of articles of dissolution; or

•	for any transaction from which the director derived any improper benefit.

Indemnification

      Centrue Financial. Under Delaware law, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      The certificate of incorporation of Centrue Financial provides that Centrue Financial must indemnify, to the fullest extent permitted by the Delaware General Corporation Law, but subject to the limits of federal law applicable to bank holding companies, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Centrue Financial or is or was serving at Centrue Financial’s request as a director, officer, employee or agent of another corporation or other enterprise, against liabilities and expenses reasonably incurred or paid by such person in connection with any such action, suit or proceeding.

      Centrue Financial may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Centrue Financial or another corporation or enterprise against any expense or loss, whether or not Centrue Financial would have the power to indemnify such person under the Delaware General Corporation Law.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Centrue Financial under the provisions described above, Centrue Financial has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Illinois Community. Under Illinois law, directors, officers, employees and agents of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement under certain circumstances. Illinois law is substantially the same as Delaware law in this area, and the articles of incorporation of Illinois Community contain substantially the same provisions governing indemnification as does Centrue Financial’s certificate of incorporation.

Dissenters’ Rights

      Centrue Financial. Under Section 262 of the Delaware General Corporation Law, shareholders of a Delaware corporation generally are entitled to dissent from a merger or consolidation and receive payment in cash of the fair value of their stock, as determined by the Delaware Court of Chancery. However, dissenters’ rights are not granted under Delaware law with respect to any transaction involving the sale, lease or exchange of substantially all of the assets of a corporation. In addition, dissenters’ rights are not available in certain circumstances with respect to shares of stock that are listed on a national securities exchange, such as the shares of Centrue Financial common stock. Centrue Financial’s certificate of incorporation and bylaws do not provide for any additional dissenters’ rights.

      Illinois Community. Under the Illinois Business Corporation Act, a shareholder is generally entitled to dissent from a corporate action and receive payment in cash for the fair value of his or her shares in certain events. These events generally include:

•	mergers, share exchanges and sales or leases of substantially all of the corporation’s assets if the shareholder is entitled to vote on the transaction;

•	certain types of amendments of the corporation’s articles that materially and adversely affect a shareholder’s rights; or

•	other corporate actions taken pursuant to a shareholder vote, to the extent that the articles of incorporation, bylaws or a resolution of the board provide for dissenters’ rights.

      Illinois Community’s articles and bylaws do not provide for any additional dissenters’ rights. See “Special Meeting — Dissenters’ Rights” for additional information.

BUSINESS OF CENTRUE FINANCIAL

      Centrue Financial is a financial holding company registered under the Bank Holding Company Act of 1956. Centrue Financial’s primary business activity is acting as the holding company for Centrue Bank, a state chartered commercial bank. Centrue Bank is Centrue Financial’s only financial institution subsidiary, and is the bank resulting from the merger of KFS Bank, F.S.B., a subsidiary of Centrue Financial, with and into the State Bank of Aviston. That merger occurred upon Centrue Financial’s acquisition of Aviston Financial Corporation in October 2003. KFS Bank (and its predecessor financial institution) was originally founded in 1885. Centrue Bank has one subsidiary, Centrue Service Corp., which itself has a wholly-owned subsidiary, Centrue Insurance Agency, Inc., which is engaged in the business of providing insurance and annuity products to its customers.

      At September 30, 2004, the Centrue Financial had consolidated assets of over $600 million and shareholders’ equity of $43.0 million.

      Financial and other information relating to Centrue Financial, including information relating to its current directors and executive officers, is set forth in Centrue Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, Centrue Financial’s 2004 Annual Report on Form 10-K, Centrue Financial’s Proxy Statement for its 2004 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on March 19, 2004, and Centrue Financial’s Current Reports on Form 8-K filed during 2004 and 2005, which are incorporated by reference in this proxy statement-prospectus and copies of which may be obtained from Centrue Financial as indicated under “Where You Can Find More Information” on page 47. See “Information Incorporated by Reference” on page 47.

BUSINESS OF ILLINOIS COMMUNITY

      Illinois Community is a bank holding company registered under the Bank Holding Company Act of 1956. Illinois Community was originally incorporated in Illinois on February 20, 1996. Illinois Community owns all of the outstanding capital stock of Illinois Community Bank. Illinois Community Bank was organized in 1893. Illinois Community’s principal executive offices are located at 1300 North Keller Drive, Effingham, Illinois, which is also the main office of Illinois Community Bank.

      The principal activity of Illinois Community is the ownership and management of Illinois Community Bank. Illinois Community Bank conducts a general banking business embracing most of the services, both consumer and commercial, which banks may lawfully provide, including the following principal services: the acceptance of deposits for demand and savings and time accounts and the servicing of such accounts; commercial, commercial real estate, construction, agricultural, and consumer and residential real estate lending, including installment, personal lines of credit; trust operations; safe deposit operations; and an extensive variety of additional services tailored to the needs of individual customers, such as the sale of traveler’s checks and cashier’s checks, and other special services.

      Illinois Community’s stock is not registered under the Securities Act of 1933 or the Securities and Exchange Act of 1934 and is not listed for trading on any securities exchange or quoted on Nasdaq.

      At September 30, 2004, Illinois Community had consolidated total assets of approximately $36.4 million, deposits of $32.4 million and stockholders’ equity of $1.59 million.

OTHER MATTERS

      As of the date of this proxy statement-prospectus, Illinois Community’s board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. However, if any other matters properly come before Illinois Community special meeting or any adjournment or postponement of the special meeting and are voted upon, the enclosed proxy statement-prospectus will be deemed to confer authority to vote for adjournment to solicit additional votes and discretionary authority on the individuals named as proxies to vote the shares represented by such proxy as to any such matters.

SHAREHOLDER PROPOSALS

      It is not currently anticipated that Illinois Community will hold its annual meeting in 2005, unless the merger has not been completed or the merger agreement has been terminated.

EXPERTS

      The consolidated financial statements of Centrue Financial and its subsidiaries have been incorporated by reference herein in this proxy statement-prospectus and in the registration statement in reliance upon the reports of McGladrey & Pullen, LLP, independent accountants, to the extent and for the periods indicated in their report, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

CERTAIN OPINIONS

      The legality of the Centrue Financial common stock to be issued as a result of the merger will be passed upon for Centrue Financial by Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, 333 West Wacker Drive, Suite 2700, Chicago, Illinois 60606.

      Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP has delivered an opinion concerning material federal income tax consequences of the Merger. See “Description of Transaction — Material Federal Income Tax Consequences of the Merger.”

WHERE YOU CAN FIND MORE INFORMATION

      Centrue Financial files annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act. You may read and copy this information at the Public Reference Section at the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

      Centrue Financial filed a registration statement with the Securities and Exchange Commission under the Securities Act relating to the Centrue Financial common stock offered to Illinois Community shareholders. The registration statement contains additional information about Centrue Financial and the Centrue Financial common stock. The Securities and Exchange Commission allows Centrue Financial to omit certain information included in the registration statement from this proxy statement-prospectus. The registration statement may be inspected and copied at the Securities and Exchange Commission’s public reference facilities described above. The registration statement is also available on the Securities and Exchange Commission’s internet site.

INFORMATION INCORPORATED BY REFERENCE

      This proxy statement-prospectus incorporates important business and financial information about Centrue Financial that is not included in or delivered with this proxy statement-prospectus.

      The following documents filed with the Securities and Exchange Commission by Centrue Financial are incorporated by reference in this proxy statement-prospectus (Securities and Exchange Commission File No. 000-15025):

(1) Centrue Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

(2) Centrue Financial’s proxy statement on Schedule 14(a) in connection with its 2004 annual meeting dated March 19, 2004;

(3) Centrue Financial’s Current Report on Form 10-Q for the three months ended March 31, 2004;

(4) Centrue Financial’s Current Report on Form 10-Q for the three months ended June 30, 2004;

(5) Centrue Financial’s Current Report on Form 10-Q for the three months ended September 30, 2004;

(6) Centrue Financial’s Current Report on Form 8-K dated February 23, 2004;

(7) Centrue Financial’s Current Report on Form 8-K dated March 12, 2004;

(8) Centrue Financial’s Current Report on Form 8-K dated April 28, 2004;

(9) Centrue Financial’s Current Report on Form 8-K dated July 23, 2004;

(10) Centrue Financial’s Current Report on Form 8-K dated October 22, 2004;

(11) Centrue Financial’s Current Report on Form 8-K dated January 3, 2005;

(12) Centrue Financial’s Current Report on Form 8-K dated January 7, 2005;

(13) Centrue Financial’s Current Report on Form 8-K dated February 15, 2005;

(14) Centrue Financial’s Current Report on Form 8-K dated February 18, 2005; and

(15) Centrue Financial’s Current Report on Form 8-K dated February 23, 2005.

      Centrue Financial also incorporates by reference any filings it makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement-prospectus and before the special meeting.

      You may obtain copies of the information incorporated by reference in this proxy statement-prospectus upon written or oral request. The inside front cover of this proxy statement-prospectus contains information about how such requests should be made.

      All information contained in this proxy statement-prospectus or incorporated herein by reference with respect to Centrue Financial was supplied by Centrue Financial, and all information contained in this proxy statement-prospectus with respect to Illinois Community was supplied by Illinois Community.

PLEASE NOTE

      We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

      This proxy statement-prospectus has been prepared as of February 25, 2005. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing to you of this document nor the issuance to you of shares of common stock of Centrue Financial will create any implication to the contrary. However, if there is a material change to information requiring the filing of a post-effective amendment with the Securities and Exchange Commission, you will receive an updated document and your proxy will be resolicited.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AMONG
CENTRUE FINANCIAL CORPORATION,
COMMUNITY ACQUISITION LLC
AND
ILLINOIS COMMUNITY BANCORP, INC.
DECEMBER 31, 2004

A-i

A-ii

A-iii

EXHIBIT INDEX

A	Form of Legal Opinion of Counsel to Centrue Financial
B	Form of Legal Opinion of Counsel to ICB
C	Form of Exchange Agent Agreement
D	Form of Voting Agreement
E	Form of Non-Competition Agreement
F	Form of Dotson Employment Agreement
G	Description of Tax Opinion

A-iv

SCHEDULE INDEX

ICB Schedules
4.1	ICB Organization
4.2	ICB Subsidiary Organization
4.4	No Conflict
4.5	ICB Capitalization
4.6	ICB Subsidiary Capitalization
4.7	Financial Statements and Reports
4.9	Title to Properties
4.11	Loans; Allowance for Loan and Lease Losses
4.12	Undisclosed Liabilities; Adverse Changes
4.14	Compliance with ERISA
4.15	Compliance with Legal Requirements
4.16	Legal Proceedings; Orders
4.17	Absence of Certain Changes and Events
4.18	Properties, Contracts and Employee Benefit Plans
4.19	No Defaults
4.20	Insurance
4.21	Compliance with Environmental Laws
4.25	Insider Interests
4.28	Code Sections 280G, 409A and 4999
6.11	Non-Competition Agreement Signatories

Centrue Financial Schedules
5.4	No Conflict
5.5	Centrue Financial Capitalization
5.8	Undisclosed Liabilities; Adverse Changes
5.9	Compliance with Legal Requirements

A-v

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 31, 2004 (the “Agreement Date”), among CENTRUE FINANCIAL CORPORATION, a Delaware corporation (“Centrue Financial”), ILLINOIS COMMUNITY BANCORP, INC., an Illinois corporation (“ICB”), and Community Acquisition LLC, an Illinois limited liability company (“Acquisition LLC”).

RECITALS

      A. The parties to this Agreement desire to effect a reorganization whereby Centrue Financial desires to acquire control of ICB through the merger (the “Merger”) of ICB with and into Acquisition LLC, with Acquisition LLC being the surviving entity as a wholly owned subsidiary of Centrue Financial (the “Surviving Entity”).

      B. Pursuant to the terms of this Agreement, each outstanding share of the common stock of ICB, $0.01 par value per share (“ICB Common Stock”), shall be converted at the effective time of the Merger into the right to receive: (i) shares of common stock of Centrue Financial, $0.01 par value per share (“Centrue Financial Common Stock”); (ii) cash; or (iii) a combination of Centrue Financial Common Stock and cash, all in the amounts set forth in this Agreement.

      C. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also agree to certain prescribed conditions to the Merger.

AGREEMENTS

      In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

      SECTION 1.1     Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings.

(a) “Adjusted Shareholders’ Equity” means the consolidated tangible shareholders’ equity of ICB, calculated in accordance with GAAP and this Agreement and reflecting, among other things, the accrued income and expenses of ICB for all periods ending on or prior to the Determination Date, and the recognition of or accrual for all expenses paid or incurred or projected to be paid or incurred by ICB or any ICB Subsidiary in connection with this Agreement and the Contemplated Transactions, including the ICB Transaction Expenses and any Remediation Cost (as defined in Section 6.7), and including all fees and expenses incurred in connection with obtaining shareholder approval and any attorneys, accountants, brokers, finders or investment bankers and any amounts paid or payable to any director, officer or employee of ICB or any ICB Subsidiary under any Contract or benefit plan as a result of the Contemplated Transactions, but adjusted to exclude:

(i) any realized gains or losses resulting from sales of investment securities effected between September 30, 2004, and the Closing Date (as defined below);

(ii) any realized gains on any extraordinary sales effected between October 31, 2004, and the Closing Date;

(iii) any adjustments made in accordance with Statement of Financial Accounting Standard No. 115; and

(iv) any expenses incurred or accounting or other adjustments made pursuant Sections 2.9 or 6.18 of this Agreement.

ICB’s Adjusted Shareholders’ Equity shall be calculated by ICB’s independent auditors, in consultation with Centrue Financial’s independent auditors, as of the close of business on the Determination Date using reasonable estimates of revenues and expenses where actual amounts are not available. For purposes of this calculation, ICB shall assume a tax rate of 34%. Such calculation shall be subject to verification and approval prior to the Closing (as defined below) by Centrue Financial’s independent auditors, which approval shall not be unreasonably withheld.

(b) “Affiliate” means with respect to:

(i) a particular individual: (A) each other member of such individual’s Family; (B) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family; (C) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and (D) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity); and

(ii) a specified Person other than an individual: (A) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person; (B) any Person that holds a Material Interest in such specified Person; (C) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (D) any Person in which such specified Person holds a Material Interest; (E) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and (F) any Affiliate of any individual described in clause (B) or (C) of this subsection (ii).

(c) “AMEX” means the American Stock Exchange.

(d) “Bank” means Illinois Community Bank, an Illinois chartered commercial bank with its main office located in Effingham, Illinois, and a wholly-owned subsidiary of ICB.

(e) “Bank Merger” means the merger of the Bank with and into Centrue Bank.

(f) “Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible, provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

(g) “Breach” means with respect to a representation, warranty, covenant, obligation or other provision of this Agreement or any instrument delivered pursuant to this Agreement: (i) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision; or (ii) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence or circumstance.

(h) “Business Day” means any day on which the trading of stock occurs on the AMEX.

(i) “Call Reports” means the quarterly reports of income and condition filed by the Bank with Regulatory Authorities.

(j) “Centrue Bank” means Centrue Bank, a commercial bank organized and existing under the laws of the State of Illinois with its main office located in Kankakee, Illinois, and a wholly-owned subsidiary of Centrue Financial.

(k) “Centrue Financial Common Stock Price” means the unweighted average of the high and low sale prices of a share of Centrue Financial Common Stock as reported on the AMEX for each of the ten (10) trading days ending on the third (3rd) trading day preceding the Closing Date.

(l) “Centrue Financial SEC Documents” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed by Centrue Financial with the SEC.

(m) “Centrue Financial Subsidiary” means any Subsidiary of Centrue Financial.

(n) “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by Centrue Financial, Acquisition LLC and ICB of their respective covenants and obligations under this Agreement; (iii) Centrue Financial’s acquisition of control of ICB and, indirectly, the Bank; and (iv) Centrue Financial’s issuance of registered shares of Centrue Financial Common Stock and payment of cash in exchange for shares of ICB Common Stock.

(o) “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(p) “CRA” means the Community Reinvestment Act, as amended.

(q) “Illinois Act” means the Illinois Limited Liability Company Act, as amended.

(r) “Determination Date” means the close of business on the last Business Day preceding the Closing Date.

(s) “DFPR” means the Illinois Department of Financial and Professional Regulation.

(t) “DGCL” means the Delaware General Corporation Law, as amended.

(u) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(v) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(w) “Family” means with respect to an individual: (i) the individual; (ii) the individual’s spouse and former spouses; (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree; and (iv) any other natural person who resides with such individual.

(x) “FDIC” means the Federal Deposit Insurance Corporation.

(y) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(z) “GAAP” means generally accepted accounting principles in the United States consistent with those used in the preparation of the most recent audited consolidated financial statements of Centrue Financial or ICB, as the case may be.

(aa) “IBCA” means the Illinois Business Corporation Act, as amended.

(bb) “ICB Shareholder” means a holder of record of ICB Common Stock.

(cc) “ICB Subsidiary” means any Subsidiary of ICB.

(dd) “ICB Transaction Expenses” means: (i) all transaction costs of ICB necessary to consummate the Contemplated Transactions; (ii) the aggregate fees and expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by ICB in connection with this Agreement and the Contemplated Transactions; (iii) the costs of preparing, printing and mailing the Proxy Statement to ICB Shareholders and obtaining the approval of ICB Shareholders of the Contemplated Transactions; (iv) all amounts paid or payable to any director, officer or employee of ICB or any ICB Subsidiary under any Contract or plan as a result of the Contemplated Transactions; (iv) all costs of settlement of any litigation disclosed on Schedule 4.16; and (v) all other non-payroll related costs and expenses in each case incurred or to be incurred by ICB through the Effective Time in connection with this Agreement and the Contemplated Transactions.

(ee) “Knowledge” with respect to:

(i) an individual means that such person will be deemed to have “Knowledge” of a particular fact or other matter if: (A) such individual is actually aware of such fact or other matter; or (B) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter; and

(ii) a Person (other than an individual) means that such Person will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or who has served in the past twelve (12) months as a director, outside advisor, officer, manager, partner, executor or trustee of such Person (or in any similar capacity) has Knowledge of such fact or other matter.

(ff) “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(gg) “Material Adverse Effect” with respect to a Person (other than an individual) means, a material adverse effect (whether or not required to be accrued or disclosed under Statement of Financial Accounting Standards No. 5): (i) on the condition (financial or otherwise), properties, assets, liabilities, businesses or results of operations of such Person; or (ii) on the ability of such Person to perform its obligations under this Agreement on a timely basis, but not including the effect of any change of any Legal Requirement or economic event affecting financial institutions generally.

(hh) “Material Interest” means the direct or indirect beneficial ownership (as currently defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

(ii) “Old Certificates” means certificates formerly representing shares of ICB Common Stock.

(jj) “Per Share Purchase Price” means Seven Dollars and Thirty-Three Cents ($7.33).

(kk) “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(ll) “Ordinary Course of Business” means any action taken by a Person only if such action:

(i) is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(ii) is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority), other than loan approvals for customers of a financial institution; and

(iii) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), other than loan approvals for customers of a financial institution, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

(mm) “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(nn) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(oo) “Proxy Statement” means the proxy statement-prospectus to be used by ICB in connection with the solicitation by its board of directors of proxies for use at the meeting of its shareholders to be convened for the purpose of voting on this Agreement and the Merger, pursuant to Section 6.12.

(pp) “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over ICB, Centrue Financial or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith, including, in any case, the Federal Reserve, the DFPR and the FDIC.

(qq) “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(rr) “SEC” means the Securities and Exchange Commission.

(ss) “Securities Act” means the Securities Act of 1933, as amended.

(tt) “Subsidiary” means with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.

(uu) “Tax” means any tax (including any income tax, capital gains tax, value added tax, sales tax, property tax, gift tax or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(vv) “Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

(ww) “Threatened” means a claim, Proceeding, dispute, action or other matter for which any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.

      SECTION 1.2     Principles of Construction.

(a) In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply:

(i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s reasonable discretion;

(ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time;

(iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”;

(iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality;

(v) indications of time of day mean Kankakee, Illinois time;

(vi) “including” means “including, but not limited to”;

(vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified;

(viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require;

(ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and

(x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b) The schedules of each of ICB and Centrue Financial referred to in this Agreement (the “ICB Schedules” and the “Centrue Financial Schedules,” respectively, and collectively the “Schedules”) shall consist of the agreements and other documentation described and referred to in this Agreement with respect to such party, which Schedules were delivered by each of ICB and Centrue Financial to the other before the date of this Agreement. Any item or matter disclosed on any Schedule shall be deemed to be disclosed for all purposes on all other Schedules, to the extent that it should have been disclosed on such other Schedule, to the extent that sufficient details are set forth so that the purpose for which disclosure is made is reasonably clear. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.

(c) All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

ARTICLE 2

THE MERGER

      SECTION 2.1     The Merger. Provided that this Agreement shall not have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the IBCA and the Illinois Act, at the Effective Time (as defined below), ICB shall be merged with and into Acquisition LLC pursuant to the provisions of, and with the effects provided in, the IBCA and the Illinois Act, the separate corporate existence of ICB shall cease and Acquisition LLC will be the Surviving Entity. As a result of the Merger, each share of ICB Common Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares (as defined below), will be converted into the right to receive the Merger Consideration as defined and provided in Article 3.

      SECTION 2.2     Effective Time; Closing.

(a) Provided that this Agreement shall not have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to Centrue Financial and ICB, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP, located at 333 W. Wacker Drive, Suite 2700, Chicago, Illinois 60606, at 10:00 a.m. on the date that is ten (10) Business Days after the end of the calendar month in which all of the following conditions are satisfied: (i) the receipt of the last required regulatory approval of the Merger and the expiration of the last requisite waiting period; and (ii) the satisfaction or waiver in writing of all of the conditions provided for in Articles 9 and 10; whichever is later, or at such other time as ICB and Centrue Financial may agree in writing (the “Closing Date”). Subject to the provisions of Article 11, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b) The parties hereto agree to file appropriate articles of merger as contemplated by Section 11.39 of the IBCA and Section 37-20 of the Illinois Act, with the Secretary of State of the State of Illinois. The Merger shall be effective on the Closing Date and at the time stated in the articles of merger filed with the Secretary of State of the State of Illinois (the “Effective Time”).

      SECTION 2.3     Effects of Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 11.50 of the IBCA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Acquisition LLC and ICB shall be vested in the Surviving Entity, and all debts, liabilities and duties of Acquisition LLC and ICB shall become the debts, liabilities and duties of the Surviving Entity.

      SECTION 2.4     Articles of Organization. At the Effective Time, the articles of organization, as in effect immediately prior to the Effective Time, shall be the articles of organization of the Surviving Entity until thereafter amended in accordance with applicable law.

      SECTION 2.5     Operating Agreement. At the Effective Time, the operating agreement of Acquisition LLC, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Entity until thereafter amended in accordance with applicable law.

      SECTION 2.6     Manager. From and after the Effective Time, until duly changed in compliance with applicable law and the certificate of formation and operating agreement of the Surviving Entity, the manager of the Surviving Entity shall be the manager of Acquisition LLC immediately prior to the Effective Time.

      SECTION 2.7     Centrue Financial’s Deliveries at Closing. At the Closing, Centrue Financial shall deliver or cause to be delivered the following items to or on behalf of ICB:

(a) a good standing certificate for Centrue Financial issued by each of the Secretary of State of the State of Delaware and the Secretary of State of the State of Illinois and dated in each case not more than fifteen (15) Business Days prior to the Closing Date;

(b) a copy of the certificate of incorporation of Centrue Financial certified not more than fifteen (15) Business Days prior to the Closing Date by the Secretary of State of the State of Delaware;

(c) a certificate of the Secretary or any Assistant Secretary of Centrue Financial dated the Closing Date certifying a copy of the bylaws of Centrue Financial;

(d) copies of resolutions of the board of directors of Centrue Financial approving this Agreement and the consummation of the Contemplated Transactions, certified as of the Closing Date by the Secretary or any Assistant Secretary of Centrue Financial;

(e) copies of resolutions of the manager and the sole member of Acquisition LLC approving this Agreement and the consummation of the Contemplated Transactions, certified as of the Closing Date by the manager of Acquisition LLC;

(f) a good standing certificate for Acquisition LLC issued by the Secretary of State of the State of Illinois, and dated not more than fifteen (15) Business Days prior to the Closing Date;

(g) a copy of the articles of organization of Acquisition LLC certified not more than fifteen (15) Business Days prior to the Closing Date by the Secretary of State of the State of Illinois;

(h) a certificate of the manager of Acquisition LLC dated the Closing Date certifying a copy of the operating agreement of Acquisition LLC;

(i) a certificate executed by the manager of Acquisition LLC, dated the Closing Date, stating that: (i) all of the representations and warranties of Acquisition LLC set forth in this Agreement, as the same may have been updated pursuant to Section 7.3, are true and correct in all material respects with the same force and effect as if all of such representations and warranties were made at the Closing Date, provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct in all material respects on and as of such earlier date, and provided further, that to the extent that representations and warranties are made in this Agreement subject to a standard of materiality or Knowledge, such representations and warranties shall be true and correct in all respects; and (ii) Acquisition LLC has performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date, provided, however, that to the extent performance and compliance with such covenants and obligations are subject in this Agreement to a standard of materiality, Acquisition LLC shall have performed and complied in all respects with such covenants and obligations;

(j) a certificate executed by the Chief Executive Officer or Senior Vice President, and by the Secretary or any Assistant Secretary of Centrue Financial, dated the Closing Date, stating that: (i) all of the representations and warranties of Centrue Financial set forth in this Agreement, as the same may have been updated pursuant to Section 7.3, are true and correct in all material respects with the same force and effect as if all of such representations and warranties were made at the Closing Date, provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct in all material respects on and as of such earlier date, and provided further, that to the extent that representations and warranties are made in this Agreement subject to a standard of materiality or Knowledge, such representations and warranties shall be true and correct in all respects; and (ii) Centrue Financial has performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date, provided, however, that to the extent performance and compliance with such covenants and obligations are subject in this Agreement to a standard of materiality, Centrue Financial shall have performed and complied in all respects with such covenants and obligations;

(k) a legal opinion of Centrue Financial’s counsel dated the Closing Date in the form attached as Exhibit A;

(l) the tax opinion described in Section 10.10; and

(m) such other documents as ICB may reasonably request.

All of such items shall be reasonably satisfactory in form and substance to ICB and its counsel.

      SECTION 2.8     ICB’s Deliveries at Closing. At the Closing, ICB shall deliver or cause to be delivered the following items to Centrue Financial:

(a) a good standing certificate for ICB issued by the Secretary of State of the State Illinois dated not more than fifteen (15) Business Days prior to the Closing Date;

(b) a copy of the articles of incorporation of ICB certified not more than fifteen (15) Business Days prior to the Closing Date by the Secretary of State of the State of Illinois;

(c) a certificate of the Secretary or any Assistant Secretary of ICB dated the Closing Date certifying a copy of the bylaws of ICB;

(d) copies of resolutions of the board of directors and ICB Shareholders authorizing and approving this Agreement and the consummation of the Contemplated Transactions certified as of the Closing Date by the Secretary or any Assistant Secretary of ICB;

(e) a good standing certificate for the Bank issued by the DFPR and dated not more than fifteen (15) Business Days prior to the Closing Date;

(f) a copy of the charter of the Bank certified by the DFPR and dated not more than fifteen (15) Business Days prior to the Closing Date;

(g) a certificate of the Cashier of the Bank dated the Closing Date certifying a copy of the bylaws of the Bank and stating that there have been no further amendments to the charter of the Bank delivered pursuant to the immediately preceding paragraph of this Section;

(h) a certificate executed by the Chief Executive Officer or Executive Vice President, and by the Secretary or any Assistant Secretary of ICB, dated the Closing Date, stating that: (i) all of the representations and warranties of ICB set forth in this Agreement, as the same may have been updated pursuant to Section 6.8, are true and correct in all material respects with the same force and effect as if all of such representations and warranties were made at the Closing Date, provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct in all material respects on and as of such earlier date, and provided further, that to the extent that representations and warranties are made in this Agreement subject to a standard of materiality or Knowledge, such representations and warranties shall be true and correct in all respects; and (ii) ICB has performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date, provided, however, that to the extent performance and compliance with such covenants and obligations are subject in this Agreement to a standard of materiality, ICB shall have performed and complied in all respects with such covenants and obligations; and

(i) a list of all ICB Shareholders as of the Determination Date, certified by the Secretary or any Assistant Secretary of ICB;

(j) owner’s title insurance policies issued by Chicago Title Insurance Company or such other title insurance company as is reasonably acceptable to Centrue Financial in accordance with the title commitments delivered by ICB to Centrue Financial in accordance with Section 6.5, and in each case, in policy amounts at least equal to the book value of the property covered by such policies, as shown on the books and records of ICB or the Bank;

(k) a legal opinion of ICB’s counsel dated the Closing Date in the form attached as Exhibit B;

(l) a certificate of each of ICB’s legal counsel, accountants and financial advisor or investment banker, if any, representing that all of their respective fees and expenses relating to the Contemplated Transactions incurred by ICB prior to and including the Effective Time have been paid in full;

(m) a resignation from each of the directors of ICB and the Bank, all as the same may be identified in writing by Centrue Financial, from such individual’s position as a director of ICB and/or the Bank, as the case may be; and

(n) such other documents as Centrue Financial may reasonably request.

All of such items shall be reasonably satisfactory in form and substance to Centrue Financial and its counsel.

      SECTION 2.9     Bank Merger. The parties understand that it is the present intention of Centrue Financial after the Effective Time to effect the Bank Merger. Centrue Financial and ICB agree to cooperate and to take such steps as may be necessary to obtain all requisite regulatory, corporate and other approvals to effect the Bank Merger, subject and subsequent to the consummation of the Merger, all as determined by Centrue Financial in its sole discretion. The resulting bank shall be Centrue Bank. In furtherance of such agreement, each of Centrue Financial and ICB agrees:

(a) respectively, to cause the board of directors of each of Centrue Bank and the Bank to approve the Bank Merger and to submit the same to its respective sole shareholder for approval;

(b) respectively, to vote the shares of stock of Centrue Bank and the Bank owned by them in favor of the Bank Merger; and

(c) to take, or cause to be taken, all steps necessary to consummate the Bank Merger as soon after the Effective Time as Centrue Financial shall determine in its sole discretion.

The Bank Merger shall be accomplished pursuant to a merger agreement containing such terms and conditions as are ordinary and customary for affiliated bank merger transactions of such type. Notwithstanding anything contained herein to the contrary: (x) the Bank Merger will be effective no earlier than the Effective Time; and (y) none of Centrue Financial’s actions in connection with the Bank Merger will unreasonably interfere with any of the operations of ICB or the Bank prior to the Effective Time.

      SECTION 2.10     Alternative Structure. Notwithstanding anything contained herein to the contrary, upon receipt of ICB’s prior written consent (which consent shall not be unreasonably withheld), Centrue Financial may specify, for any reasonable business, tax or regulatory purpose, that, before the special meeting of shareholders of ICB held pursuant to Section 6.12, Centrue Financial and ICB shall enter into transactions other than those described in this Agreement to effect the purposes of this Agreement, including the merger of ICB with any Affiliate of Centrue Financial, and the parties to this Agreement shall take all action necessary and appropriate to effect, or cause to be effected, such transactions; provided, however, that no such proposed change on the structure of the transactions contemplated in this Agreement shall delay the Closing Date (if such a date has already been firmly established) by more than thirty (30) Business Days or adversely affect the economic benefits, the form of consideration or the tax effect of the Merger at the Effective Time to the holders of ICB Common Stock.

      SECTION 2.11     Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither Centrue Financial nor ICB by reason of this Agreement shall be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the other party or any of its respective Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

ARTICLE 3

CONVERSION OF SECURITIES IN THE MERGER

      SECTION 3.1     Additional Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a) “Aggregate Cash Election Number” means the aggregate number of Cash Election Shares and Non-Election Shares (as each such term is defined in Section 3.3(b)) held by all ICB Shareholders.

(b) “Aggregate Stock Election Number” means the aggregate number of Stock Election Shares (as defined in Section 3.3(b)) held by all ICB Shareholders.

(c) “Cash Election Excess Amount” means the amount, if any, by which the Aggregate Cash Election Number exceeds the Required Cash Election Number.

(d) “Cash Election Percentage” means, for each ICB Shareholder, the quotient of: (i) such Shareholder’s Individual Cash Election Number; divided by (ii) the Aggregate Cash Election Number.

(e) “Individual Cash Election Number” means the number of Cash Election Shares and Non-Election Shares held by an ICB Shareholder.

(f) “Individual Stock Election Number” means the number of Stock Election Shares held by an ICB Shareholder.

(g) “Outstanding ICB Shares” means the number of shares of ICB Common Stock issued and outstanding immediately prior to the Effective Time, excluding any shares held as treasury stock.

(h) “Per Share Cash Consideration” means an amount in cash equal to the Per Share Purchase Price.

(i) “Per Share Stock Consideration” means that number of shares of Centrue Financial Common Stock, rounded to the nearest one thousandth of a share, that is equal to the quotient of the Per Share Purchase Price, divided by the Centrue Financial Common Stock Price.

(j) “Stock Election Excess Amount” means the amount, if any, by which the Aggregate Stock Election Number exceeds the Required Stock Election Number.

(k) “Stock Election Percentage” means, for each ICB Shareholder, the quotient of: (i) such Shareholder’s Individual Stock Election Number; divided by (ii) the Aggregate Stock Election Number.

(l) “Required Cash Election Number” means the number equal to fifty percent (50%) of the Outstanding ICB Shares.

(m) “Required Stock Election Number” means the number equal to fifty percent (50%) of the Outstanding ICB Shares.

      SECTION 3.2     Manner of Merger. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Each membership interest of Acquisition LLC issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable membership interest of the Surviving Entity.

(b) Each share of ICB Common Stock (other than shares held by ICB or any ICB Subsidiary, except for shares held by any of them in a fiduciary capacity, and Dissenting Shares) shall be converted, subject to the election of the holder as provided in, and subject to the limitations set forth in, this Article, into: (i) the Per Share Stock Consideration or (ii) the Per Share Cash Consideration. The Per Share Cash Consideration that may be paid, on an aggregate basis, to ICB Shareholders is referred to herein as the “Cash Consideration,” and the Per Share Stock Consideration that may be paid, on an aggregate basis, to ICB Shareholders is referred to herein as the “Stock Consideration.” The Cash Consideration and the Stock Consideration are referred to herein collectively as the “Merger Consideration.”

(c) Each share of ICB Common Stock held as treasury stock immediately prior to the Effective Time shall be cancelled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(d) An ICB Shareholder may, upon the making of a proper election under Section 3.3, elect to receive all Stock Consideration, all Cash Consideration or a combination of Stock Consideration and Cash Consideration in exchange for his or her shares of ICB Common Stock.

(e) Notwithstanding any other provision contained in this Agreement, on an aggregate basis, fifty percent (50%) of the Outstanding ICB Shares shall be converted into the Stock Consideration and the remaining fifty percent (50%) of the Outstanding ICB Shares shall be converted into the Cash Consideration.

      SECTION 3.3     Election Procedures

(a) An election form in such form as Centrue Financial and ICB shall mutually agree (an “Election Form”) shall be mailed no later than the Mailing Date (as defined below) to each ICB

Shareholder as of the Effective Time. The “Mailing Date” shall be the date that is five (5) Business Days after the Effective Time.

(b) Each Election Form shall entitle the ICB Shareholder (or the beneficial owner of ICB Common Stock through appropriate and customary documentation and instructions) to: (i) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”); (ii) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”); (iii) elect to receive the Stock Consideration with respect to some of such holder’s shares and the Cash Consideration with respect to such holder’s remaining shares (a “Mixed Election”); or (iv) make no valid election as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Holders of record of shares of ICB Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Share Representative”) may submit multiple Election Forms, provided that such Share Representative certifies that each such Election Form covers all the shares of ICB Common Stock held by that Share Representative for a particular beneficial owner. Shares of ICB Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of ICB Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of ICB Common Stock as to which no election has been made are referred to as “Non-Election Shares.” For purposes of this Section, Dissenting Shares shall be deemed to be Cash Election Shares.

(c) To be effective, a properly completed Election Form must be received by Centrue Bank, in its capacity as exchange agent for the parties to this Agreement (the “Exchange Agent”), on or before 5:00 p.m. on the thirtieth (30th) Business Day following the Mailing Date (or such other time and date as Centrue Financial and ICB may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Old Certificates (or customary affidavits and, if required by Centrue Financial or the Exchange Agent, indemnification and a surety bond, regarding the loss or destruction of such Old Certificates or the guaranteed delivery of such Old Certificates) representing all shares of ICB Common Stock covered by such Election Form, together with a duly executed Transmittal Letter. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) Within ten (10) Business Days after the Election Deadline, Centrue Financial shall cause the Exchange Agent to effect the allocation among ICB Shareholders of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Aggregate Stock Election Number exceeds the Required Stock Election Number, then all Cash Election Shares and all Non-Election Shares will be converted into the right to receive the Cash Consideration, and, with respect to each holder of Stock Election Shares, then:

(A) that number of Stock Election Shares which is equal to the product obtained by multiplying (1) the Stock Election Excess Amount by (2) such shareholder’s Stock Election Percentage (such amount being referred to as such shareholder’s “Individual Stock Excess Amount”), shall be converted into the right to receive the Cash Consideration; and

(B) that number of Stock Election Shares equal to the difference between (1) such shareholder’s Individual Stock Election Number, less (2) such shareholder’s Individual Stock Excess Amount, shall be converted into the right to receive the Stock Consideration.

(ii) If the Aggregate Cash Election Number exceeds the Required Cash Election Number, then all Stock Election Shares will be converted into the right to receive the Stock Consideration, and, with respect to each holder of Cash Election Shares and Non-Election Shares, then:

(A) that number of Cash Election Shares and Non-Election Shares which is equal to the product obtained by multiplying (1) the Cash Election Excess Amount by (2) such shareholder’s Cash Election Percentage (such amount being referred to as such shareholder’s “Individual Cash Excess Amount”), shall be converted into the right to receive the Stock Consideration; and

(B) that number of Cash Election Shares and Non-Election Shares which is equal to the difference between (1) such shareholder’s Individual Cash Election Number, less (2) such shareholder’s Individual Cash Excess Amount, shall be converted into the right to receive the Cash Consideration.

(iii) If the Aggregate Stock Election Number is equal to the Required Stock Election Number, then all Stock Election Shares will be converted into the right to receive the Stock Consideration, and all Cash Election Shares and Non-Election Shares will be converted into the right to receive the Cash Consideration.

(iv) If all ICB Shareholders make only a Stock Election, such that the Aggregate Stock Election Number is equal to one hundred percent (100%) of the Outstanding ICB Shares, then the Exchange Agent shall allocate the Cash Consideration and the Stock Consideration on a pro rata basis among all ICB Shareholders, such that following such allocation fifty percent (50%) of the Outstanding ICB Shares are converted into the right to receive the Stock Consideration, and fifty percent (50%) of the Outstanding ICB Shares are converted into the right to receive the Cash Consideration.

(v) If all ICB Shareholders make only a Cash Election, such that the Aggregate Cash Election Number is equal to one hundred percent (100%) of the Outstanding ICB Shares, then the Exchange Agent shall allocate the Cash Consideration and the Stock Consideration on a pro rata basis among all ICB Shareholders, such that following such allocation fifty percent (50%) of the Outstanding ICB Shares are converted into the right to receive the Stock Consideration, and fifty percent (50%) of the Outstanding ICB Shares are converted into the right to receive the Cash Consideration.

      SECTION 3.4     Rights as Shareholders; Stock Transfers. At the Effective Time, holders of ICB Common Stock shall cease to be, and shall have no rights as, shareholders of ICB, other than to receive the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of ICB or the Surviving Corporation of shares of ICB Common Stock.

      SECTION 3.5     Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Centrue Financial Common Stock and no certificates or scrip therefore, or other evidence of ownership thereof, will be issued in the Merger; instead, Centrue Financial shall pay to each holder of ICB Common Stock who would otherwise be entitled to a fractional share of Centrue Financial Common Stock (after taking into account all Old Certificates registered in the name of such holder) an amount in cash (without interest) determined by multiplying such fraction by the closing price of Centrue Financial Common Stock as reported on the AMEX on the Effective Date.

      SECTION 3.6     Exchange Procedures

(a) On the Mailing Date, the Exchange Agent shall mail to each ICB Shareholder the Election Form and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration (the “Transmittal Letter”). Upon proper surrender to the Exchange Agent of an Old Certificate for exchange and cancellation, together with such properly completed and duly executed Transmittal Letter, the holder of such Old Certificates shall be entitled to receive in exchange therefor: (i) a new certificate representing that number of whole shares of Centrue Financial Common Stock that such holder has the right to receive pursuant to this Article; (ii) a check representing the amount of Cash

Consideration that such holder is entitled to receive pursuant to this Article; and (iii) a check representing the amount of any cash in lieu of fractional shares that such holder has the right to receive in respect of the Old Certificates surrendered pursuant to the provisions of this Article, and the Old Certificates so surrendered shall forthwith be cancelled.

(b) Centrue Financial shall deposit with the Exchange Agent for the benefit of holders of Old Certificates: (i) cash or immediately available funds equal to the aggregate Cash Consideration; and (ii) certificates representing the shares of Centrue Financial Common Stock to be issued as Stock Consideration (the “Exchange Fund”). The Exchange Fund shall be held by the Exchange Agent for the benefit of ICB Shareholders pursuant to the terms of an Exchange Agent Agreement in the form of Exhibit C. After the Closing Date, Centrue Financial shall make additional deposits to the Exchange Fund, and the Exchange Agent may return certificates or funds held by the Exchange Agent, as may be necessary for the completion of the exchange of Old Certificates for the Merger Consideration in accordance with this Article and any elections timely received on or after the Closing Date. All fees, costs and expenses of the Exchange Agent shall be borne solely by Centrue Financial.

(c) Neither the Exchange Agent nor any party hereto shall be liable to any former ICB Shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Centrue Financial Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of ICB Common Stock converted in the Merger into the right to receive shares of Centrue Financial Common Stock until the holder of such unsurrendered Old Certificate shall be entitled to receive a new certificate representing shares of Centrue Financial Common Stock in exchange therefor in accordance with the procedures set forth in this Section. After becoming so entitled in accordance with this Section, the record holder thereof also shall be entitled to receive any such dividends or other distributions by the Exchange Agent, without any interest thereon, which theretofore had become payable with respect to shares of Centrue Financial Common Stock such holder had the right to receive upon surrender of the Old Certificates.

(e) Any portion of the Merger Consideration that remains unclaimed by the ICB Shareholders on the six (6) month anniversary of the Effective Time shall be paid to Centrue Financial to be held for the benefit of holders of unsurrendered Old Certificates. Any ICB Shareholders who have not theretofore complied with this Article shall thereafter look only to Centrue Financial for payment of the Merger Consideration, cash in lieu of any fractional shares and unpaid dividends and distributions on Centrue Financial Common Stock deliverable in respect of each share of ICB Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon.

(f) If a certificate representing shares of Centrue Financial Common Stock or a check representing Cash Consideration is to be issued in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Old Certificate so surrendered shall be properly endorsed, accompanied by all documents required to evidence and effect such transfer and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to Centrue Financial any transfer or other taxes required by reason of the issuance of a certificate representing shares of Centrue Financial Common Stock or a check representing Cash Consideration in any name other than that of the registered holder of the Old Certificate surrendered, or otherwise required, or shall establish to the satisfaction of Centrue Financial that such tax has been paid or is not payable.

      SECTION 3.7     Anti-Dilution Provisions.

(a) If Centrue Financial issues additional shares of Centrue Financial Common Stock (other than as provided below) or declares a stock dividend, stock split, reverse split or other general distribution, reclassification or recapitalization of Centrue Financial Common Stock and the record date for such stock dividend, stock split, distribution, reclassification or recapitalization occurs at any time after the

Agreement Date and prior to the Effective Time, then the number of shares of Centrue Financial Common Stock distributable to ICB Shareholders shall be equitably adjusted as necessary to give effect to the change in Centrue Financial capitalization. Notwithstanding the foregoing, no adjustment shall be made in such number of shares of Centrue Financial Common Stock distributable: (x) in the event of the issuance of additional shares of Centrue Financial Common Stock pursuant to the grant or sale of shares to, or for the account of, employees of Centrue Financial pursuant to Centrue Financial’s stock option, qualified and non-qualified retirement and dividend reinvestment plans; or (y) in the event of the issuance of additional shares of Centrue Financial Common Stock or other securities pursuant to a public offering, private placement or an acquisition of one or more banks, corporations or business assets for consideration which the board of directors, or a duly authorized committee of the board of directors, of Centrue Financial in its reasonable business judgment determines to be fair and reasonable.

(b) Subject only to making any adjustments and related computations prescribed by this Section, nothing contained in this Agreement is intended to preclude Centrue Financial from amending its certificate of incorporation to change its capital structure or from issuing additional shares of Centrue Financial Common Stock, preferred stock, shares of other capital stock or securities that are convertible into shares of capital stock.

      SECTION 3.8     Tax Free Reorganization. The parties to this Agreement intend for the Merger to qualify as a nontaxable reorganization within the meaning of Section 368 and related sections of the Code and agree to cooperate and to take such actions as may be reasonably necessary to ensure such result and no party shall file any tax return or take any action or position inconsistent therewith, except as required pursuant to any Legal Requirement.

      SECTION 3.9     Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to shareholders of ICB pursuant to the provisions of any applicable Legal Requirements, including the IBCA, any shares of ICB Common Stock held by a Person who objects to the Merger, whose shares were not voted in favor of the Merger and who complies with and satisfies all of the provisions of the applicable Legal Requirements concerning the rights of such Person to dissent from the Merger and to require appraisal of such Person’s shares and who has not withdrawn such objection or waived such rights prior to the Effective Time (collectively with respect to all such ICB shareholders, the “Dissenting Shares”), shall not be converted pursuant to the provisions of this Article, but shall become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the applicable Legal Requirements, including, if applicable, any costs determined to be payable by ICB to the holders of Dissenting Shares pursuant to an order of any court pursuant to any applicable Legal Requirements; provided, however, that each Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to applicable Legal Requirements shall be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration as is determined in accordance with this Article.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ICB

      ICB hereby represents and warrants to Centrue Financial that the following are true and correct as of the Agreement Date, and will be true and correct as of the Effective Time:

      SECTION 4.1     ICB Organization. ICB: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHCA”); and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Copies of the articles of incorporation and bylaws of ICB and all amendments thereto are set forth on Schedule 4.1 and are complete and correct. ICB has no Subsidiaries other than the Bank and as set forth on Schedule 4.1.

      SECTION 4.2     ICB Subsidiary Organization. The Bank is an Illinois chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Illinois. Each other ICB Subsidiary is duly organized, validly existing and in good standing in its state or jurisdiction of organization. Each ICB Subsidiary has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary. Copies of the charter and bylaws (or similar organizational documents) of each ICB Subsidiary and all amendments thereto are set forth on Schedule 4.2 and are complete and correct.

      SECTION 4.3     Authorization; Enforceability.

(a) ICB has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by ICB, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to shareholder approval, and this Agreement constitutes a legal, valid and binding obligation of ICB enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and subject to general principles of equity.

(b) Except for ordinary corporate requirements, no “business combination,” “moratorium,” “control share” or other state anti-takeover statute or regulation or any provisions contained in the articles or certificate of incorporation or bylaws or similar organizational documents of ICB or any ICB Subsidiary: (i) prohibits or restricts ICB’s ability to perform its obligations under this Agreement, or its ability to consummate the Contemplated Transactions; (ii) would have the effect of invalidating or voiding this Agreement, or any provision hereof; or (iii) would subject Centrue Financial to any material impediment or condition in connection with the exercise of any of its rights under this Agreement. The board of directors of ICB has unanimously approved the execution of, and performance by ICB of its obligations under, this Agreement.

      SECTION 4.4     No Conflict. Except as set forth on Schedule 4.4, neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the articles or certificate of incorporation or charter or bylaws (or similar organizational documents), each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors or shareholders of ICB or any ICB Subsidiary; (b) contravene, conflict with or result in a violation of, or give any Regulatory Authority or other Person the valid and enforceable right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which ICB or any ICB Subsidiary, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the regulatory approvals necessitated by the Contemplated Transactions, including any such approvals under the BHCA, the Federal Deposit Insurance Act, as amended (the “FDIA”), the Securities Act, the Exchange Act, the DGCL, the IBCA, the Illinois Act and the Illinois Banking Act (the “IBA”); (c) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any material Contract to which ICB or any ICB Subsidiary is a party or by which any of their respective assets is bound; or (d) result in the creation of any lien, charge or encumbrance upon or with respect to any of the assets owned or used by ICB or any ICB Subsidiary. Except for the approvals referred to in Section 8.1 and the requisite approval of its shareholders, neither ICB nor any ICB Subsidiary is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

      SECTION 4.5     ICB Capitalization.

(a) The authorized capital stock of ICB currently consists exclusively of: (i) 5,000,000 shares of ICB Common Stock, of which, as of the Agreement Date, 502,550 shares are duly issued, fully paid and non-assessable, including 50,240 shares that are held by ICB as treasury shares; and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share, none of which are issued and outstanding as of the Agreement Date. ICB acknowledges that the Merger Consideration was determined based upon the accuracy of the representations and warranties made in this Section with respect to the number of outstanding shares of ICB Common Stock and the absence of any options or other rights to purchase additional shares of ICB Common Stock, and acknowledges that any Breach of such representations and warranties shall be deemed to have a Material Adverse Effect on ICB for purposes of this Agreement.

(b) None of the shares of ICB Common Stock have been issued in violation of any federal or state securities laws or any other Legal Requirement. Since December 31, 2003, except as disclosed in or permitted by this Agreement or as provided on Schedule 4.5, no shares of ICB capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by ICB or any ICB Subsidiary and no dividends or other distributions payable in any equity securities of ICB or any ICB Subsidiary have been declared, set aside, made or paid to the ICB Shareholders. To the Knowledge of ICB, none of the shares of authorized capital stock of ICB are, nor on the Closing Date will they be, subject to any claim of right inconsistent with this Agreement. There are, as of the Agreement Date, no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating ICB or any ICB Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of ICB or any ICB Subsidiary, and except as provided in this Section or otherwise disclosed in this Agreement, ICB is not a party to any Contract relating to the issuance, purchase, sale or transfer of any equity securities or other securities of ICB. ICB does not own or have any Contract to acquire any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business except for the capital stock of the Bank and as set forth in Schedule 4.5.

      SECTION 4.6     ICB Subsidiary Capitalization. The authorized capital stock of the Bank consists, and immediately prior to the Effective Time, will consist exclusively of 43,130 shares of capital common stock, $1.00 par value per share (the “Bank Shares”), all of which shares are, and immediately prior to the Closing will be, duly authorized, validly issued and outstanding, fully paid and nonassessable. ICB is, and will be on the Closing Date, the record and beneficial owner of one hundred percent (100%) of the Bank Shares and all of the issued and outstanding shares of capital stock of each other ICB Subsidiary, free and clear of any lien or encumbrance whatsoever. The Bank Shares are, and will be on the Closing Date, freely transferable and are, and will be on the Closing Date, subject to no claim except pursuant to this Agreement and as set forth on Schedule 4.6. There are no unexpired or pending preemptive rights with respect to any shares of capital stock of any ICB Subsidiary, except for such rights held exclusively by ICB. There are no outstanding securities of any ICB Subsidiary that are convertible into or exchangeable for any shares of such ICB Subsidiary’s capital stock, except for such rights held exclusively by ICB, and no ICB Subsidiary is a party to any Contract relating to the issuance, sale or transfer of any equity securities or other securities of such ICB Subsidiary. Neither ICB nor any ICB Subsidiary owns or has any Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except as set forth on Schedule 4.6.

      SECTION 4.7     Financial Statements and Reports. True, correct and complete copies of the following financial statements are included in Schedule 4.7:

(a) audited Consolidated Balance Sheets for ICB as of December 31, 2001, 2002 and 2003, and the related audited Consolidated Statements of Operations, Statements of Cash Flows and Consolidated Statements of Changes in Shareholders’ Equity of ICB for the years ended December 31, 2001, 2002 and 2003;

(b) unaudited Consolidated Balance Sheet for ICB as of September 30, 2004, and the related unaudited Consolidated Statement of Operations and Statement of Cash Flows; and

(c) Call Reports for the Bank as of the close of business on December 31, 2001, 2002 and 2003, and for the nine months ended September 30, 2004.

      The financial statements described in clause (a) have been prepared in conformity with GAAP and comply in all material respects with all applicable Legal Requirements. The financial statements described in clauses (b) and (c) above have been prepared on a basis consistent with past accounting practices and as required by applicable Legal Requirements and fairly present the consolidated financial condition and results of operations at the dates and for the periods presented. Taken together, the financial statements described in clauses (a), (b) and (c) above (collectively, and including the notes thereto, the “ICB Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of ICB and the Bank as at the respective dates of, and for the periods referred to in, the ICB Financial Statements, subject to normal year-end non-material audit adjustments in amounts consistent with past practice in the case of the unaudited ICB Financial Statements. The ICB Financial Statements do not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render the ICB Financial Statements misleading in any material respect as of the respective dates and for the periods referred to in the respective ICB Financial Statements.

      SECTION 4.8     Books and Records. The books of account, minute books, stock record books and other records of ICB and each ICB Subsidiary are complete and correct in all material respects and have been maintained in accordance with ICB’s business practices and all applicable Legal Requirements, including the maintenance of any adequate system of internal controls required by the Legal Requirements. The minute books of ICB and each ICB Subsidiary contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective shareholders, board of directors and committees of the board of directors. At the Closing, all of those books and records will be in the possession of ICB and the ICB Subsidiaries.

      SECTION 4.9     Title to Properties. ICB and each ICB Subsidiary has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, subject to no valid liens, mortgages, security interests, encumbrances or charges of any kind except: (a) as noted in the most recent ICB Financial Statement or on Schedule 4.6 or Schedule 4.9; (b) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected on the ICB Financial Statements; (c) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, pursuant to borrowings from Federal Home Loan Banks or similar borrowings, or otherwise incurred in the Ordinary Course of Business; and (d) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held (all of such exceptions in clauses (a) through (d) are collectively referred to as “Permitted Exceptions”). Except as set forth on Schedule 4.9, ICB and each ICB Subsidiary as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it. Except where any failure would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis, all buildings and structures owned by ICB and each ICB Subsidiary lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

      SECTION 4.10     Condition and Sufficiency of Assets. The buildings, structures and equipment of ICB and each ICB Subsidiary are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, structures or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in the aggregate in nature or in cost. Except where any failure would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis, the real property, buildings, structures and equipment owned or leased by ICB and each ICB Subsidiary are in compliance with the Americans with Disabilities Act of 1990, as amended, and the regulations promulgated thereunder, and all other building and development codes and other restrictions, including subdivision regulations, building and construction regulations, drainage codes, health, fire and safety laws and regulations, utility tariffs and regulations, conservation laws and zoning laws and ordinances. The assets and properties, whether real or personal, tangible or intangible, that ICB or any ICB Subsidiary purport to own are sufficient for the continued conduct of the business of ICB and each ICB Subsidiary after the Closing in substantially the same manner as conducted prior to the Closing.

      SECTION 4.11     Loans; Allowance for Loan and Lease Losses. Except as contemplated as set forth in Schedule 4.11, all loans and loan commitments extended by any ICB Subsidiary and any extensions, renewals or continuations of such loans and loan commitments (the “ICB Loans”) were made materially in accordance with the lending policies of such ICB Subsidiary in the Ordinary Course of Business. The ICB Loans are evidenced by appropriate and sufficient documentation and constitute valid and binding obligations to such ICB Subsidiary enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and subject to general principles of equity. All such ICB Loans are, and at the Closing will be, free and clear of any encumbrance or other charge (except for liens, if any, set forth on Schedule 4.9) and each ICB Subsidiary has complied, and at the Closing will have complied with all Legal Requirements relating to such ICB Loans, except where any such failure to comply would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis. The allowance for loan and lease losses of each ICB Subsidiary is and will be on the Closing Date adequate in all material respects to provide for possible or specific losses, net of recoveries relating to loans previously charged off, and contains and will contain an additional amount of unallocated reserves for unanticipated future losses at an adequate level. To the Knowledge of ICB: (i) none of the ICB Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

      SECTION 4.12     Undisclosed Liabilities; Adverse Changes. Except as set forth on Schedule 4.12, neither ICB nor any ICB Subsidiary has any material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise), except for liabilities or obligations reflected or reserved against in the ICB Financial Statements and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof. Except as set forth on Schedule 4.12, since the date of the latest ICB Financial Statement, there has not been any change in the business, operations, properties, prospects, assets or condition of ICB or any ICB Subsidiary, and, to ICB’s Knowledge, no event has occurred or circumstance exists, that has had or would reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis. All costs and expenses, both current and projected as a result of the consummation of the Contemplated Transactions, associated with that certain plan of ICB known as the “Illinois Guarantee Savings Bank, FSB Retirement Plan for Non-Employee Directors” (the “Directors’ Retirement Plan”) have been fully accrued in the ICB Financial Statements, and the Directors’ Retirement Plan has not been amended or modified after October 3, 2004.

      SECTION 4.13     Taxes. ICB and each ICB Subsidiary has duly filed all material Tax Returns required to be filed by it, and each such Tax Return is complete and accurate in all material respects. ICB and each ICB Subsidiary has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or to be filed) due and payable by ICB or any ICB Subsidiary, or claimed to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided. There is no claim or assessment pending or, to the Knowledge of ICB, Threatened against ICB or any ICB Subsidiary for any Taxes owed by any of them. No audit, examination or investigation related to Taxes paid or payable by ICB or any ICB Subsidiary is presently being conducted or, to the Knowledge of ICB, Threatened by any Regulatory Authority. ICB has delivered or made available to Centrue Financial true, correct and complete copies of all Tax Returns filed with respect to the last three fiscal years by ICB and each ICB Subsidiary and any tax examination reports and statements of deficiencies assessed or agreed to for any of ICB or any ICB Subsidiary for any such time period.

      SECTION 4.14     Compliance with ERISA. Except as set forth on Schedule 4.14, all employee benefit plans (as defined in Section 3(3) of ERISA) and all ICB Employee Benefit Plans established or maintained by ICB or any ICB Subsidiary or to which ICB or any ICB Subsidiary contributes, are in compliance with all applicable requirements of ERISA, and are in compliance with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Closing) of the Code for obtaining the tax benefits the Code thereupon permits with respect to such employee benefit plans. No such employee benefit plan has any amount of unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA) for which ICB or any ICB Subsidiary would be liable to any Person under Title IV of ERISA if any such employee benefit plan were terminated as of the Closing. Such employee benefit plans are funded in accordance with Section 412 of the Code (if applicable). There would be no obligations of ICB or any ICB Subsidiary under Title IV of ERISA relating to any such employee benefit plan that is a multi-employer plan if any such plan were terminated or if ICB or such ICB Subsidiary withdrew from any such plan as of the Closing. All contributions and premium payments that are due under any such benefit plans have been made.

      SECTION 4.15     Compliance with Legal Requirements. ICB and each ICB Subsidiary holds all licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of its respective business. Except as set forth on Schedule 4.15, and except for the Existing MOU (as defined in Section 4.16), each of ICB and each ICB Subsidiary is, and at all times since January 1, 2001, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis. No event has occurred or circumstance exists that (with or without notice or lapse of time): (a) may constitute or result in a violation by ICB or any ICB Subsidiary of, or a failure on the part of ICB or any ICB Subsidiary to comply with, any Legal Requirement; or (b) may give rise to any obligation on the part of ICB or any ICB Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement; except, in either case, where the failure to comply or the violation would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis. Except as set forth on Schedule 4.15, and except for the Existing MOU, neither ICB nor any ICB Subsidiary has received, at any time since January 1, 2001, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person, nor does ICB have any Knowledge regarding: (x) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement; or (y) any actual, alleged, possible or potential obligation on the part of ICB or any ICB Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement, except where any such violation, failure or obligation would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis.

      SECTION 4.16     Legal Proceedings; Orders.

(a) Schedule 4.16 is a true and correct list of all Proceedings and Orders pending, entered into or, to the Knowledge of ICB, Threatened against, affecting or involving ICB or any ICB Subsidiary or any of their respective assets or businesses, or the Contemplated Transactions, since January 1, 2001, that has not been fully satisfied and terminated and that would reasonably be expected to have, a Material Adverse Effect on ICB on a consolidated basis, and there is no fact to ICB’s Knowledge that would provide a basis for any other Proceeding or Order. To the Knowledge of ICB, no officer, director, agent or employee of ICB or any ICB Subsidiary is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the businesses of ICB or any ICB Subsidiary as currently conducted.

(b) Except for the memoranda of understanding described on Schedule 4.16 (the “Existing MOU”), neither ICB nor any ICB Subsidiary: (i) is subject to any cease and desist or other Order or enforcement action issued by, or (ii) is a party to any written agreement, consent agreement or memorandum of understanding with, or (iii) is a party to any commitment letter or similar undertaking to, or (iv) is subject to any order or directive by, or (v) is subject to any supervisory letter from, or (vi) has been ordered to pay any civil money penalty, which has not been paid, by, or (vii) has adopted any policies, procedures or board resolutions at the request of, any Regulatory Authority that currently (w) restricts in any material respect the conduct of its business or (x) that in any material manner relates to its capital adequacy, or (y) restricts its ability to pay dividends, or (z) limits in any material manner its credit or risk management policies, its management or its business; nor has ICB or any ICB Subsidiary been advised by any Regulatory Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing. ICB is in compliance with all of the material terms of the Existing MOU.

      SECTION 4.17     Absence of Certain Changes and Events. Except as set forth on Schedule 4.17, since December 31, 2003, ICB and each ICB Subsidiary have conducted their respective businesses only in the Ordinary Course of Business. Without limiting the foregoing, with respect to each, since December 31, 2003, there has not been any:

(a) change in its authorized or issued capital stock; grant of any stock option or right to purchase shares of its capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by it of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of its capital stock;

(b) amendment to its articles or certificate of incorporation, charter or bylaws or adoption of any resolutions by its board of directors or shareholders with respect to the same;

(c) payment or increase of any bonus, salary or other compensation to any of its shareholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then existing ICB Employee Benefit Plan disclosed in the ICB Schedules, or entry by it into any employment, consulting, non-competition, change in control, severance or similar Contract with any shareholder, director, officer or employee;

(d) adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any ICB Employee Benefit Plan;

(e) damage to or destruction or loss of any of its assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $10,000;

(f) entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g) except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one year or that involves the payment by ICB or any ICB Subsidiary of more than $10,000 in the aggregate;

(h) ICB Loan or commitment to make any ICB Loan other than in the Ordinary Course of Business;

(i) ICB Loan or commitment to make, renew, extend the term or increase the amount of any ICB Loan to any Person if such ICB Loan or any other ICB Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of ICB or any ICB Subsidiary, or has been classified by ICB or any ICB Subsidiary or Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”; provided, however, that nothing in this Section 4.17(i) shall prohibit ICB or any ICB Subsidiary from honoring any contractual obligation in existence on the date of this Agreement;

(j) incurrence by it of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

(k) sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of its assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of its material assets or properties, except for tax and other liens that arise by operation of law and with respect to which payment is not past due, and except for pledges or liens: (i) required to be granted in connection with the acceptance by any ICB Subsidiary of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the Ordinary Course of Business;

(l) cancellation or waiver by it of any claims or rights with a value in excess of $10,000;

(m) any investment by it of a capital nature exceeding $5,000 or aggregate investments of a capital nature exceeding $10,000;

(n) except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(o) transaction for the borrowing or loaning of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(p) material change in any policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, accounting or any other material aspect of its business or operations, except for such changes as may be required in the opinion of the management of ICB to respond to then current market or economic conditions or as may be required by any Regulatory Authorities;

(q) filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

(r) discharge or satisfaction of any material lien or encumbrance on its assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(s) entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets in a single transaction in excess of $10,000 in aggregate value, except for sales of ICB “other real estate owned” and other repossessed properties or the acceptance of a deed in lieu of foreclosure;

(t) purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(u) hiring of any employee with an annual salary in excess of $25,000, except for employees at will who are hired to replace employees who have resigned or whose employment has otherwise been terminated; or

(v) agreement, whether oral or written, by it to do any of the foregoing.

      SECTION 4.18     Properties, Contracts and Employee Benefit Plans. Except for Contracts evidencing ICB Loans made by the Bank in the Ordinary Course of Business, Schedule 4.18 lists or describes the following with respect to ICB and each ICB Subsidiary:

(a) all real property owned by ICB and each ICB Subsidiary and the principal buildings and structures located thereon, together with the address of such real estate, and each lease of real property to which ICB and each ICB Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date thereof and a brief description of the property covered, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office of ICB or such ICB Subsidiary;

(b) all loan and credit agreements, conditional sales contracts or other title retention agreements or security agreements relating to money borrowed by ICB or any ICB Subsidiary, exclusive of deposit agreements with customers of any ICB Subsidiary entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements;

(c) each Contract that involves performance of services or delivery of goods or materials by ICB or any ICB Subsidiary of an amount or value in excess of $10,000;

(d) each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of ICB or any ICB Subsidiary in excess of $10,000;

(e) each Contract not referred to elsewhere in this Section that:

(i) relates to the future purchase of goods or services that materially exceeds the requirements of its respective business at current levels or for normal operating purposes; or

(ii) materially affects the business or financial condition of ICB or any ICB Subsidiary;

(f) each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $10,000 or with terms of less than one year);

(g) each licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (collectively, “Intellectual Property Assets”), including agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets of ICB or any ICB Subsidiary;

(h) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(i) each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by ICB or any ICB Subsidiary with any other Person;

(j) each Contract containing covenants that in any way purport to restrict the business activity of ICB or any ICB Subsidiary or any Affiliate of any of the foregoing, or limit the ability of ICB or any ICB Subsidiary or any Affiliate of the foregoing to engage in any line of business or to compete with any Person;

(k) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(l) the name and annual salary of each director, officer or employee of ICB and each ICB Subsidiary, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by ICB, each ICB Subsidiary or a combination of any of them to or for the benefit of each such person in question for the year ended December 31, 2003, and for the current fiscal year, and any employment agreement, consulting agreement, non-competition, severance or change in control agreement or similar arrangement or plan with respect to each such person;

(m) each profit sharing, group insurance, hospitalization, stock option, pension, retirement, bonus, severance, change of control, deferred compensation, stock bonus, stock purchase, employee stock ownership or other employee welfare or benefit agreements, plans or arrangements established, maintained, sponsored or undertaken by ICB or any ICB Subsidiary for the benefit of the officers, directors or employees of ICB or any ICB Subsidiary, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement, and all other Contracts or arrangements under which pensions, deferred compensation or other retirement benefits are being paid or may become payable by ICB or any ICB Subsidiary for the benefit of the employees of ICB or any ICB Subsidiary (collectively, the “ICB Employee Benefit Plans”), and, in respect to any of them, the latest reports or forms, if any, filed with the Department of Labor and Pension Benefit Guaranty Corporation under ERISA, any current financial or actuarial reports and any currently effective Internal Revenue Service private rulings or determination letters obtained by or for the benefit of ICB or any ICB Subsidiary;

(n) the name of each Person who is or would be entitled pursuant to any Contract or ICB Employee Benefit Plan to receive any payment from ICB or any ICB Subsidiary as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(o) each Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by ICB or any ICB Subsidiary to be responsible for consequential damages;

(p) each Contract for capital expenditures in excess of $10,000;

(q) each warranty, guaranty or other similar undertaking with respect to contractual performance extended by ICB or any ICB Subsidiary other than in the Ordinary Course of Business; and

(r) each amendment, supplement and modification in respect of any of the foregoing.

      Copies of each document, plan or Contract listed and described on Schedule 4.18 are appended to such Schedule.

      SECTION 4.19     No Defaults. Except as set forth on Schedule 4.19, to the Knowledge of ICB, each Contract identified or required to be identified on Schedule 4.18 is in full force and effect and is valid and enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and subject to general principles of equity. ICB and each ICB Subsidiary is, and at all times since January 1, 2001, has been, in full compliance with all applicable terms and requirements of each Contract under which either ICB or any ICB Subsidiary has or had any obligation or liability or by which ICB or any ICB Subsidiary or any of their respective assets owned or used by them is or was bound, except where the failure to be in full compliance would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis. To the knowledge of ICB, each other Person that has or had any obligation or liability under any such Contract under which ICB or any ICB Subsidiary has or had any rights is, and at all times since January 1, 2001, has been, in full compliance with all applicable terms and requirements of such Contract, except where the failure to be in full compliance would not reasonably be expected to have a Material Adverse Effect on ICB on a consolidated basis. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give ICB, any ICB Subsidiary or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Contract. Except in the Ordinary Course of Business with respect to any ICB Loan, neither ICB nor any ICB Subsidiary has given to or received from any other Person, at any time since January 1, 2001, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Contract, that has not been terminated or satisfied prior to the Agreement Date. Other than in the Ordinary Course of Business in connection with workouts and restructured loans, there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate, any material amounts paid or payable to ICB or any ICB Subsidiary under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

      SECTION 4.20     Insurance. Schedule 4.20 lists the policies and material terms of insurance (including bankers’ blanket bond and insurance providing benefits for employees) owned or held by ICB or any ICB Subsidiary on the Agreement Date. Each policy is in full force and effect (except for any expiring policy which is replaced by coverage at least as extensive). All premiums due on such policies have been paid in full.

      SECTION 4.21     Compliance with Environmental Laws. Except as set forth on Schedule 4.21, there are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving ICB or any ICB Subsidiary or any of their respective assets that are pending or, to the Knowledge of ICB, Threatened, nor to the Knowledge of ICB is there any factual basis for any of the foregoing, as a result of any asserted failure of ICB or any ICB Subsidiary, or any predecessor thereof, to comply with any federal, state, county and municipal law, including any statute, regulation, rule, ordinance, Order, restriction and requirement, relating to underground storage tanks, petroleum products, air pollutants, water pollutants or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacture, processing, distribution, use, recycling, generation, treatment, handling, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncon-

tained, and asbestos-containing materials, whether friable or not), including, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency and any state department of natural resources or state environmental protection agency now or at any time hereafter in effect (collectively, the “Environmental Laws”). No environmental clearances or other governmental approvals are required for the conduct of the business of ICB or any ICB Subsidiary or the consummation of the Contemplated Transactions. To the Knowledge of ICB, neither ICB nor any ICB Subsidiary is the owner of any interest in real estate on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require clean-up, removal or some other remedial action under any Environmental Law.

      SECTION 4.22     Regulatory Filings. ICB and each ICB Subsidiary have filed in a timely manner all required filings with all Regulatory Authorities, including the Federal Reserve, the FDIC and the DFPR. All such filings were accurate and complete in all material respects as of the dates of the filings, and no such filing has made any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

      SECTION 4.23     Fiduciary Accounts. ICB and each ICB Subsidiary have properly administered in all material respects all accounts for which any of them acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the material terms of the governing documents and applicable Legal Requirements and common law. Neither ICB nor any ICB Subsidiary, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

      SECTION 4.24     Indemnification Claims. To ICB’s Knowledge, no action or failure to take action by any director, officer, employee or agent of ICB or any ICB Subsidiary has occurred that may give rise to a claim or a potential claim by any such Person for indemnification against ICB or any ICB Subsidiary under any Contract with, or the corporate indemnification provisions of, ICB or any ICB Subsidiary, or under any Legal Requirements.

      SECTION 4.25     Insider Interests. Except as set forth on Schedule 4.25, no officer or director of ICB or any ICB Subsidiary, or any member of the Family of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve, has any loan, deposit account or any other agreement with ICB or any ICB Subsidiary, any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of ICB or any ICB Subsidiary.

      SECTION 4.26     Brokerage Commissions. None of ICB, any ICB Subsidiary or any of their respective Representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Contemplated Transactions.

      SECTION 4.27     Approval Delays. To the Knowledge of ICB, there is no reason why the granting of any of the regulatory approvals referred to in Section 8.1 would be denied or unduly delayed. The Bank’s most recent CRA rating is “satisfactory” or better.

      SECTION 4.28     Code Sections 280G, 409A and 4999. Except as set forth on Schedule 4.28, no payment that is owed or may become due to any director, officer, employee or agent of ICB or any ICB Subsidiary will be non-deductible to ICB or any ICB Subsidiary (or, following the Merger, Centrue Financial) or subject to tax under Section 280G, Section 409A or Section 4999 of the Code, not will ICB or any ICB Subsidiary (or, following the Merger, Centrue Financial) be required to “gross up” or otherwise compensate any such person because of the imposition of any tax or excise tax on a payment to such person. Except to the extent required under Section 601 et seq. of ERISA and Section 4980B of the Code, and except as set forth on Schedule 4.28, neither ICB nor any ICB Subsidiary provides health or welfare benefits to any active employee following such employee’s retirement or other termination of service.

      SECTION 4.29     Disclosure. Neither any representation nor warranty of ICB in, nor any ICB Schedule to, this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. No notice given pursuant to Section 6.8 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances under which they were made, not misleading.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CENTRUE FINANCIAL AND ACQUISITION LLC

      Centrue Financial and Acquisition LLC hereby represent and warrant to ICB that the following are true and correct as of the Agreement Date, and will be true and correct as of the Effective Date:

      SECTION 5.1     Centrue Financial Organization. Centrue Financial: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in the State of Illinois and in each other jurisdiction in which the nature of business conducted or the properties or assets owned or leased by it makes such qualification necessary; (b) is registered with the Federal Reserve as a bank holding company under the BHCA; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Copies of the certificate of incorporation and bylaws of Centrue Financial and all amendments thereto are set forth in the Centrue Financial SEC Documents and are complete and correct. Centrue Financial has no Subsidiaries other than Acquisition LLC and as set forth in the Centrue Financial SEC Documents.

      SECTION 5.2     Centrue Financial Subsidiary Organization. Each Centrue Financial Subsidiary is duly organized, validly existing, and in good standing in its state or jurisdiction of organization. Each Centrue Financial Subsidiary has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary.

      SECTION 5.3     Authorization; Enforceability.

(a) Each of Centrue Financial and Acquisition LLC has the requisite corporate and limited liability company power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Centrue Financial and Acquisition LLC, and the consummation by each of them of its respective obligations under this Agreement, have been authorized by all necessary corporate and limited liability company action, and this Agreement constitutes a legal, valid and binding obligation of each of Centrue Financial and Acquisition LLC enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and subject to general principles of equity.

(b) Except for ordinary corporate requirements, no “business combination,” “moratorium,” “control share” or other state anti-takeover statute or regulation or any provisions contained in the certificate of incorporation or bylaws or similar organizational documents of any of Centrue Financial or any Centrue Financial Subsidiary: (i) prohibits or restricts Centrue Financial’s ability to perform its obligations under this Agreement, or its ability to consummate the Contemplated Transactions; (ii) would have the effect of invalidating or voiding this Agreement, or any provision hereof; or (iii) would subject ICB to any material impediment or condition in connection with the exercise of any of its rights under this Agreement. The board of directors of Centrue Financial has unanimously approved the execution of, and performance by Centrue Financial of its obligations under, this Agreement, and the manager and the sole member of Acquisition LLC have each approved the execution of, and performance by Acquisition LLC of its obligations under, this Agreement.

      SECTION 5.4     No Conflict. Except as set forth on Schedule 5.4, neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the certificate of incorporation or charter or bylaws (or similar organization documents), each as in effect on the Agreement Date, or any currently effective resolution adopted by the board of directors or shareholders of, Centrue Financial or any Centrue Financial Subsidiary; or (b) contravene, conflict with or result in a violation of, or give any Regulatory Authority or other Person the valid and enforceable right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Centrue Financial or Centrue Financial Subsidiary, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the regulatory approvals necessitated by the Contemplated Transactions, including any such approvals under the BHCA, the FDIA, the Securities Act, the Exchange Act, the DGCL, the IBCA, the Illinois Act and the IBA. Except for the approvals referred to in Section 8.1, neither Centrue Financial nor any Centrue Financial Subsidiary is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

      SECTION 5.5     Centrue Financial Capitalization. The authorized capital stock of Centrue Financial at September 30, 2004, consisted of: (a) 7,000,000 shares of common stock, $0.01 par value per share, of which: (i) 5,500,000 shares were duly issued and outstanding, fully paid and non-assessable; (ii) 1,776,984 shares were held in the treasury of Centrue Financial as of that date; and (iii) 152,300 shares have been reserved for issuance in respect of outstanding stock options that have been or may be granted under existing option plans of Centrue Financial by Centrue Financial or otherwise; and (b) 500,000 shares of preferred stock, $0.01 par value per share, none of which shares were issued and outstanding. None of the shares of Centrue Financial Common Stock were issued in violation of any federal or state securities laws or any other Legal Requirement. Since September 30, 2004, except as disclosed in or permitted by this Agreement or as provided on Schedule 5.5 or the Centrue Financial SEC Documents, no shares of Centrue Financial capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Centrue Financial or any Centrue Financial Subsidiary and no dividends or other distributions payable in any equity securities of Centrue Financial or any Centrue Financial Subsidiary have been declared, set aside, made or paid to the shareholders of Centrue Financial. To the Knowledge of Centrue Financial, none of the shares of authorized capital stock of Centrue Financial are, nor on the Closing Date will they be, subject to any claim of right inconsistent with this Agreement. Except as contemplated in this Agreement or as set forth in Schedule 5.5 or the Centrue Financial SEC Documents, there are, as of the Agreement Date, no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating Centrue Financial or any Centrue Financial Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Centrue Financial or any Centrue Financial Subsidiary, and except as provided in this Section or otherwise disclosed in this Agreement, Centrue Financial is not a party to any Contract relating to the issuance, purchase, sale or transfer of any equity securities or other securities of Centrue Financial. Centrue Financial does not own or have any Contract to acquire any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business except for the membership interests of Acquisition LLC and as set forth in Schedule 5.5 or the Centrue Financial SEC Documents.

      SECTION 5.6     Centrue Financial Subsidiary Capitalization. Except as disclosed in any Centrue Financial SEC Documents, Centrue Financial is, and will be on the Closing Date, the record and beneficial owner of one hundred percent (100%) of the issued and outstanding shares of capital stock or other equity securities of each Centrue Financial Subsidiary, free and clear of any lien or encumbrance whatsoever. Except as disclosed in any Centrue Financial SEC Documents or for such rights held exclusively by Centrue Financial, there are no unexpired or pending preemptive rights with respect to any shares of capital stock of any Centrue Financial Subsidiary. Except as disclosed in any Centrue Financial SEC Documents, or for such rights held exclusively by Centrue Financial, there are no outstanding securities of any Centrue Financial

Subsidiary that are convertible into, or exchangeable for, any shares of such Centrue Financial Subsidiary’s capital stock or other equity securities, and no Centrue Financial Subsidiary is a party to any Contract relating to the issuance, sale or transfer of any equity securities or other securities of such Centrue Financial Subsidiary.

      SECTION 5.7     Financial Statements and Reports. Centrue Financial has timely filed all Centrue Financial SEC Documents and all such Centrue Financial SEC Documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Exchange Act. As of their respective filing dates, none of the Centrue Financial SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      SECTION 5.8     Undisclosed Liabilities; Adverse Changes. Except as set forth in Schedule 5.8 or the Centrue Financial SEC Reports, neither Centrue Financial nor any Centrue Financial Subsidiary has any material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise), except for liabilities or obligations reflected or reserved against in the Centrue Financial Statements, and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof. Since the date of the latest Centrue Financial Statement, there has not been any change in the business, operations, properties, prospects, assets or condition of Centrue Financial or any Centrue Financial Subsidiary, and, to Centrue Financial’s Knowledge, no event has occurred or circumstance exists, that has had, or would reasonably be expected to have, a Material Adverse Effect on Centrue Financial on a consolidated basis.

      SECTION 5.9     Compliance With Legal Requirements. Centrue Financial and each Centrue Financial Subsidiary holds all licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of its respective business. Except as set forth in Schedule 5.9 or the Centrue Financial SEC Reports, Centrue Financial and each Centrue Financial Subsidiary is, and at all times since January 1, 2001, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect on Centrue Financial on a consolidated basis. No event has occurred or circumstance exists that (with or without notice or lapse of time): (a) may constitute or result in a violation by Centrue Financial or any Centrue Financial Subsidiary of, or a failure on the part of Centrue Financial or any Centrue Financial Subsidiary to comply with, any Legal Requirement; or (b) may give rise to any obligation on the part of Centrue Financial or any Centrue Financial Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement; except where the failure to comply would not reasonably be expected to have a Material Adverse Effect on Centrue Financial on a consolidated basis. Except as set forth in Schedule 5.9 or the Centrue Financial SEC Reports, neither Centrue Financial nor any Centrue Financial Subsidiary has received, at any time since January 1, 2001, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (x) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (y) any actual, alleged, possible, or potential obligation on the part of Centrue Financial or any Centrue Financial Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement, except where any such violation, failure or obligation would not reasonably be expected to have a Material Adverse Effect on Centrue Financial on a consolidated basis.

      SECTION 5.10     Legal Proceedings; Orders. Except as disclosed in the Centrue Financial SEC Documents, there have been no Proceedings or Orders pending, entered into or, to the Knowledge of Centrue Financial, Threatened against, affecting or involving Centrue Financial or any Centrue Financial Subsidiary or any of their respective assets or businesses, or the Contemplated Transactions, since January 1, 2001, that had, or would reasonably be expected to have, a Material Adverse Effect on Centrue Financial on a consolidated basis or that would materially impair Centrue Financial’s ability to consummate any of the Contemplated Transactions, and there is no fact to Centrue Financial’s Knowledge that would provide a basis for any other Proceeding or Order involving Centrue Financial or any Centrue Financial Subsidiary, or any of its respective officers or directors in their capacities as such, or its assets, business or goodwill that would reasonably be expected to have a Material Adverse Effect on Centrue Financial on a consolidated basis or that would materially impair Centrue Financial’s ability to consummate any of the Contemplated Transactions.

      SECTION 5.11     Brokerage Commissions. Neither Centrue Financial nor any Centrue Financial Subsidiary, nor any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Contemplated Transactions.

      SECTION 5.12     Approval Delays. To the Knowledge of Centrue Financial, there is no reason why the granting of any of the regulatory approvals referred to in Section 8.1 would be denied or unduly delayed. The CRA rating of each Centrue Financial Subsidiary that is a “depository institution,” as defined by the FDIA, is “satisfactory” or better.

      SECTION 5.13     Disclosure. Neither any representation nor warranty of Centrue Financial in, nor any Centrue Financial Schedule to, this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. No notice given pursuant to Section 7.3 will contain any untrue statement or omit to state a material fact necessary to make the statements therein, or in this Agreement, in light of the circumstances in which they were made, not misleading.

      SECTION 5.14     Financial Resources. Centrue Financial will have sufficient cash available on the Closing Date to enable it to comply with its obligation to fund the cash portion of the Merger Consideration and to perform its other obligations under this Agreement.

ARTICLE 6

ICB’S COVENANTS

      SECTION 6.1     Access and Investigation.

(a) Centrue Financial and its Representatives shall, at all times during normal business hours and with reasonable advance notice prior to the Closing Date, have full and continuing access to the facilities, operations, records and properties of ICB and each ICB Subsidiary in accordance with the provisions of this Section. Centrue Financial and its Representatives may, prior to the Closing Date, make or cause to be made such reasonable investigation of the operations, records and properties of ICB and each ICB Subsidiary and of their respective financial and legal condition as Centrue Financial shall deem necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal operations of ICB or any ICB Subsidiary. Upon request, ICB and each ICB Subsidiary will furnish Centrue Financial or its Representatives, attorneys’ responses to auditors’ requests for information regarding ICB or such ICB Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Centrue Financial (provided, with respect to attorneys, such disclosure would not result in the waiver by ICB or any ICB Subsidiary of any claim of attorney-client privilege), and will permit Centrue Financial and its Representatives to discuss such information directly with any individual or firm performing auditing or accounting functions for ICB or such ICB Subsidiary, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to Centrue Financial or its Representatives. No investigation by Centrue Financial or any of its Representatives shall affect the representations and warranties made by ICB. This Section shall not require the disclosure of any information the disclosure of which to Centrue Financial would be prohibited by any Legal Requirement.

(b) ICB shall allow a representative of Centrue Financial to attend as an observer all meetings of the board of directors and committees of the board of directors of ICB and any ICB Subsidiary, including any meeting of the loan committee and asset liability management committee of ICB or any ICB Subsidiary. ICB shall give reasonable notice to Centrue Financial of any such meeting and, if known, the agenda for or business to be discussed at such meeting. ICB shall provide to Centrue Financial all information provided to the directors on all such boards or members of such committees in connection with all such meetings or otherwise provided to the directors or members, and shall provide any other financial reports or other analysis prepared for senior management of ICB or any ICB Subsidiary, in each case excluding information which is privileged or is subject to any restriction on disclosure. It is understood by the parties that Centrue Financial’s representative will not have any voting rights with respect to matters discussed at these meetings and that Centrue Financial is not managing the business or affairs of ICB or any ICB Subsidiary. All information obtained by Centrue Financial at these meetings shall be treated in confidence as provided in that certain Confidentiality Agreement dated October 29, 2004, between Centrue Financial and ICB (the “Confidentiality Agreement”). Notwithstanding the foregoing, Centrue Financial shall not be permitted to attend any portion of a meeting and ICB shall not be required to provide Centrue Financial with any materials, in violation of applicable law or that relates to an Acquisition Transaction (as defined below), except for information to be provided as required by Section 6.9, or that involve matters protected by the attorney-client privilege or matters arising out of or related to this Agreement.

(c) Any confidential information or trade secrets of Centrue Financial received by ICB, its employees or agents in the course of the consummation of the Contemplated Transactions shall be treated confidentially in accordance with the terms of the Confidentiality Agreement.

      SECTION 6.2     Operation of ICB and ICB Subsidiaries. Except with the prior written consent of Centrue Financial, between the Agreement Date and the Closing Date, ICB will, and will cause each ICB Subsidiary, to:

(a) conduct its business only in the Ordinary Course of Business;

(b) use its Best Efforts to preserve intact the current business organization of ICB and each ICB Subsidiary, keep available the services of the current officers, employees and agents of ICB and each ICB Subsidiary, and maintain the goodwill of suppliers, customers, landlords, creditors, employees, agents and others who have business relationships with ICB or any ICB Subsidiary;

(c) confer with Centrue Financial concerning operational matters of a material nature;

(d) enter into loan transactions only in accordance with sound credit practices and only on terms and conditions that are not materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions, and in that connection, from the date hereof to the Closing Date, shall not:

(i) enter into any new credit or new lending relationships in excess of $50,000 to any Person and such Person’s Borrowing Affiliate (as defined below); or

(ii) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a ten percent (10%) or greater equity interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to any ICB Subsidiary which constitutes a non-performing loan or against any part of such indebtedness any ICB Subsidiary has established loss reserves or any part of which has been charged-off by any ICB Subsidiary;

provided, however, that a ICB Subsidiary shall be permitted to make any loan that is otherwise prohibited by this subsection with the prior written consent of Centrue Financial, or if a ICB Subsidiary has made a written request for permission to make an otherwise prohibited loan and has provided Centrue Financial with all information necessary for Centrue Financial to make an informed decision with respect to such request, and Centrue Financial has failed to respond to such request within five (5) Business Days after Centrue Financial’s receipt of such request and all such information;

(e) consistent with past practice, maintain an allowance for possible loan and lease losses which is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable), and charge-off any loans or leases that would be deemed uncollectible in accordance with GAAP or any Legal Requirements and place on non-accrual any loans or leases that are past due greater than ninety (90) days

(f) maintain all of its assets necessary for the conduct of its business in good operating condition and repair, reasonable wear and tear and damage by fire or unavoidable casualty excepted, and maintain policies of insurance upon its assets and with respect to the conduct of its business in amounts and kinds comparable to that in effect on the date hereof and pay all premiums on such policies when due;

(g) not buy or sell any security held, or intended to be held, for investment, but such restriction shall not affect the buying and selling by any ICB Subsidiary of Federal Funds or the reinvestment of dividends paid on any securities owned by any ICB Subsidiary as of the date of this Agreement;

(h) file in a timely manner all required filings with all Regulatory Authorities and cause such filings to be true and correct in all material respects;

(i) maintain its books, accounts and records in the Ordinary Course of Business, on a basis consistent with prior years;

(j) comply with all Legal Requirements and Contracts; and

(k) report periodically to Centrue Financial concerning the status of the business, operations and finances of ICB and the ICB Subsidiaries.

      SECTION 6.3     Negative Covenant. Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, ICB will not, and will cause each ICB Subsidiary not to, without the prior written consent of Centrue Financial, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 4.17 is likely to occur. Notwithstanding anything contained herein to the contrary, ICB shall be permitted to renew or extend the maturity of its current credit agreement with Illini Bank, Springfield, Illinois, on substantially the same terms and conditions as currently in effect.

      SECTION 6.4     Subsequent ICB Financial Statements. As soon as available after the date hereof, ICB will furnish Centrue Financial copies of the quarterly unaudited (and when available, annual audited) consolidated balance sheets, consolidated statements of income, consolidated statements of cash flow and consolidated statements of changes in shareholders’ equity, of ICB prepared for its internal use, and the Call Reports of any ICB Subsidiary for each quarterly or annual period completed after December 31, 2003, and all other financial reports or statements submitted after the date hereof by ICB or any ICB Subsidiary to any Regulatory Authority, to the extent permitted by law (collectively, the “Subsequent ICB Financial Statements”). Except as may be required by changes in GAAP effective after the date hereof, the Subsequent ICB Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present in all material respects the consolidated financial condition and results of operations for the dates and periods presented. The Subsequent ICB Financial Statements will not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such Subsequent ICB Financial Statements misleading in any material respect.

      SECTION 6.5     Title to Real Estate. As soon as practical, but in no event later than sixty (60) days after the Agreement Date, ICB shall obtain at its own expense and deliver to Centrue Financial, with respect to all real estate owned by ICB or the Bank (excluding any “Other Real Estate Owned,” the “ICB Real Estate”), an owner’s preliminary report of title covering a date subsequent to the date hereof, issued by Chicago Title Insurance Company or such other title insurance company as is reasonably acceptable to Centrue Financial, showing fee simple title in ICB or the Bank in such real estate with coverage over all standard exceptions and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for the Permitted Exceptions.

      SECTION 6.6     Surveys. Centrue Financial may, in its reasonable discretion, within sixty (60) days after the Agreement Date, request ICB to provide at ICB’s expense and deliver to Centrue Financial a current

ALTA survey of each parcel of ICB Real Estate disclosing no survey defects that would materially impair the use thereof for the purposes for which it is held or materially impair the value of such property.

      SECTION 6.7     Environmental Investigation.

(a) Centrue Financial may, in its reasonable discretion, within forty-five (45) Business Days of the Agreement Date, request ICB to provide at ICB’s expense a Phase 1 environmental site assessment (the “Phase 1 Report”) conducted by an independent professional consultant reasonably acceptable to Centrue Financial to determine if any ICB Real Estate contains or gives evidence that any violations of Environmental Laws have occurred on any such property. If the Phase 1 Report discloses any material adverse environmental conditions, or reports a reasonable suspicion thereof, then ICB shall promptly obtain, at ICB’s expense, a Phase 2 environmental report with respect to any affected property which report shall contain an estimate of the cost of any remediation or other follow-up work that may be necessary to address those conditions in accordance with applicable laws and regulations (the “Phase 2 Report,” and collectively referred to with the Phase 1 Report, as the “Environmental Report”). Centrue Financial shall have no duty to act for the benefit of ICB, any ICB Subsidiary or any other Person upon any information produced by the Environmental Report, but shall provide such information to ICB as soon as practicable after such information becomes available to Centrue Financial.

(b) Upon receipt of the estimate of the costs of all follow-up work to the Environmental Report, Centrue Financial and ICB shall attempt to agree upon a course of action for remediation of any environmental condition suspected, found to exist, or that would tend to be indicated by the Environmental Report. The estimated total cost for completing all necessary work plans or removal or remediation actions is referred to collectively as the “Remediation Cost.” If the Remediation Cost exceeds Fifty Thousand Dollars ($50,000), Centrue Financial may, at its sole option, terminate this Agreement. If the Remediation Cost is less than Fifty Thousand Dollars ($50,000), such cost shall be taken into account when computing the Adjusted Shareholders’ Equity.

      SECTION 6.8     Advice of Changes. Between the Agreement Date and the Closing Date, ICB shall promptly notify Centrue Financial in writing if ICB or any ICB Subsidiary becomes aware of any fact or condition that causes or constitutes a Breach of any of ICB’s representations and warranties as of the Agreement Date, or if ICB or any ICB Subsidiary becomes aware of the occurrence after the Agreement Date of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. If any such fact or condition would require any change in the Schedules if such Schedules were dated the date of the occurrence or discovery of any such fact or condition, ICB will promptly deliver to Centrue Financial a supplement to the Schedules specifying such change. During the same period, ICB will promptly notify Centrue Financial of the occurrence of any Breach of any covenant of ICB in this Agreement or of the occurrence of any event that might reasonably be expected to make the satisfaction of the conditions in Article 9 impossible or unlikely.

      SECTION 6.9     Other Offers.

(a) Until such time, if any, as this Agreement is terminated pursuant to Article 11, ICB will not, and will cause each ICB Subsidiary and their respective Representatives not to, directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Centrue Financial) relating to any Acquisition Transaction (as defined below) or a potential Acquisition Transaction involving ICB or any ICB Subsidiary. Notwithstanding such foregoing restriction, ICB may provide information at the request of, or enter into negotiations with, a third party with respect to an Acquisition Transaction if the board of directors of ICB determines, in good faith, that the exercise of its fiduciary duties to ICB’s shareholders under applicable law, as advised by its counsel, requires it to take such action, and, provided further, that ICB may not, in any event, provide to such third party any information which it has not provided to Centrue Financial. ICB shall promptly notify Centrue Financial orally and in writing in the event it receives any such inquiry or proposal and shall provide reasonable detail of all relevant facts relating to such inquiries, along with a summary of the advice provided by its counsel.

(b) “Acquisition Transaction” shall, with respect to ICB, mean any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company with either ICB or any significant subsidiary, as defined in Rule 1.2 of Regulation S-X of the SEC (a “Significant Subsidiary”), of ICB; (ii) a purchase, lease or other acquisition of all or substantially all the assets of either ICB or any Significant Subsidiary of ICB; (iii) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange or otherwise) that would cause such person or group to become the beneficial owner of securities representing twenty percent (20%) or more of the voting power of either ICB or any Significant Subsidiary of ICB; (iv) a tender or exchange offer to acquire securities representing twenty percent (20%) or more of the voting power of ICB; (v) a public proxy or consent solicitation made to ICB Shareholders seeking proxies in opposition to any proposal relating to any aspect of the Contemplated Transactions that has been recommended by the board of directors of ICB; (vi) the filing of an application or notice with any Regulatory Authority (which application has been accepted for processing) seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above; or (vii) the making of a bona fide proposal to ICB or its shareholders, by public announcement or written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.

      SECTION 6.10     Voting Agreement. Concurrently with the execution and delivery of this Agreement, ICB shall deliver to Centrue Financial a voting agreement in the form of Exhibit D, signed by all directors and executive officers of ICB who are ICB Shareholders.

      SECTION 6.11     Non-Competition Agreement. Concurrently with the execution and delivery of this Agreement, ICB shall deliver to Centrue Financial a non-competition agreement in the form of Exhibit E, signed by the directors of ICB and the Bank listed on Schedule 6.11.

      SECTION 6.12     Shareholders’ Meeting. ICB shall cause a meeting of its shareholders for the purpose of acting upon this Agreement to be held at the earliest practicable date after the Registration Statement (as defined below) has been declared effective by the SEC. ICB shall send to its shareholders, at least thirty (30) days prior to such meeting, notice of such meeting together with the Proxy Statement, which shall include a copy of this Agreement and a copy of Section 11.70 of the IBCA governing the rights of dissenting shareholders. ICB and its board of directors shall recommend to shareholders the approval of this Agreement and the Merger and shall solicit proxies voting only in favor thereof from the ICB Shareholders, and ICB and its board of directors shall not withdraw, modify or change, in any manner adverse to Centrue Financial, or publicly announce its intent to withdraw, modify or change, in any manner adverse to Centrue Financial, such recommendation of this Agreement and the Merger; provided, however, that ICB shall not be required to make the recommendation required by this Section, and shall be permitted to withdraw, modify or change such recommendation, if the board of directors of ICB determines, in good faith, that the exercise of its fiduciary duties to the ICB Shareholders under applicable law, as advised by its counsel, so requires. For the avoidance of doubt, the parties acknowledge that the failure of ICB to comply with the provisions of this Section shall be deemed to have a Material Adverse Effect on ICB on a consolidated basis and on Centrue Financial’s rights under this Agreement.

      SECTION 6.13     Information Provided to Centrue Financial. ICB agrees that the information concerning ICB or any ICB Subsidiary that is provided or to be provided by ICB to Centrue Financial for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, will not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement, or any amendment thereof or supplement thereto, at the time of the meeting of

ICB’s shareholders referred to above, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, ICB shall have no responsibility for the truth or accuracy of any information with respect to Centrue Financial or any Centrue Financial Subsidiary or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

      SECTION 6.14     Amendment or Termination of Employee Benefit Plans. To the extent permitted by applicable Legal Requirements, upon the written request of Centrue Financial, ICB shall take such action as may be necessary to amend or terminate any ICB Employee Benefit Plan of ICB or any ICB Subsidiary on or before the Closing on terms reasonably acceptable to Centrue Financial; provided, however, that none of ICB nor any ICB Subsidiary shall be obligated to take any such requested action that is irrevocable until immediately prior to the Closing. ICB shall terminate the Directors’ Retirement Plan on or before the Closing and all actual and projected costs and expenses associated therewith shall be taken into account in calculating the Adjusted Shareholders’ Equity.

      SECTION 6.15     Data and Item Processing Agreements. ICB agrees to consult with Centrue Financial prior to the entry by it or any ICB Subsidiary by either action or inaction into any new, or any extension of any existing, data or item processing agreements. ICB agrees to coordinate with Centrue Financial the negotiation of any new or extension of any existing data or item processing agreement, with the purpose of achieving the best possible economic and business result in light of the Merger.

      SECTION 6.16     Tax Matters. Neither ICB nor any ICB Subsidiary shall make any election inconsistent with prior Tax Returns or elections or settle or compromise any liability with respect to Taxes without prior written notice to Centrue Financial. ICB and each ICB Subsidiary shall timely file all Tax Returns required to be filed prior to the Closing; provided, however, that each such Tax Return shall be delivered to Centrue Financial for its review at least fifteen (15) Business Days prior to the anticipated date of filing of such Tax Return.

      SECTION 6.17     Dotson Employment Agreement. Concurrently with the execution and delivery of this Agreement, and at Centrue Financial’s direction and request, ICB shall cause to be delivered to Centrue Financial an employment agreement in the form of Exhibit F, signed by Roger D. Dotson (the “Dotson Employment Agreement”) to be effective at the Effective Time.

      SECTION 6.18     Accounting and Other Adjustments. Subject to applicable Legal Requirements, ICB agrees that it shall, and shall cause each ICB Subsidiary, to: (a) make any accounting adjustments or entries to its books of account and other financial records; (b) make additional provisions to any allowance for loan and lease losses; (c) sell or transfer any investment securities held by it; (d) charge-off any loan or lease; (e) create any new reserve account or make additional provisions to any other existing reserve account; (f) make changes in any accounting method; (g) accelerate, defer or accrue any anticipated obligation, expense or income item; and (h) make any other adjustments that would affect the financial reporting of Centrue Financial, on a consolidated basis after the Effective Time, in any case as Centrue Financial shall reasonably request, provided, however, that neither ICB nor any ICB Subsidiary shall be obligated to take any such requested action until immediately prior to the Closing and at such time as ICB shall have received reasonable assurances that all conditions precedent to ICB’s obligations under this Agreement (except for the completion of actions to be taken at the Closing) have been satisfied.

ARTICLE 7

CENTRUE FINANCIAL’S COVENANTS

      SECTION 7.1     Access and Investigation.

(a) Solely for the purpose of permitting ICB to ascertain the correctness of the representations and warranties made in this Agreement by Centrue Financial to ICB, ICB and its Representatives shall at all times during normal business hours and with reasonable advance notice prior to the Closing Date, have full and continuing access to the facilities, operations, records and properties of Centrue Financial and each Centrue Financial Subsidiary in accordance with the provisions of this Section. ICB and its Representatives may, prior to the Closing Date, make or cause to be made such reasonable investigation of the operations, records and properties of Centrue Financial and each Centrue Financial Subsidiary and of their respective financial and legal condition as ICB shall deem necessary or advisable to familiarize itself with such records, properties and other matters, provided, however, that such access or investigation shall not interfere unnecessarily with the normal operations of Centrue Financial or any Centrue Financial Subsidiary. Upon request, Centrue Financial and each Centrue Financial Subsidiary will furnish ICB or its Representatives, attorneys’ responses to auditors’ requests for information regarding Centrue Financial or such Centrue Financial Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by ICB (provided, with respect to attorneys, such disclosure would not result in the waiver by Centrue Financial or any Centrue Financial Subsidiary of any claim of attorney-client privilege), and will permit ICB and its Representatives to discuss such information directly with any individual or firm performing auditing or accounting functions for Centrue Financial or such Centrue Financial Subsidiary, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ICB or its Representatives. No investigation by ICB or any of its Representatives shall affect the representations and warranties made by Centrue Financial. This Section shall not require the disclosure of any information the disclosure of which to ICB would be prohibited by any Legal Requirement.

(b) Any confidential information or trade secrets of ICB received by Centrue Financial, its employees or agents in the course of the consummation of the Contemplated Transactions shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by Centrue Financial or, at ICB’s request, returned to ICB if this Agreement is terminated as provided in Article 11. Such information shall not be used by Centrue Financial or its agents to the detriment of ICB or any ICB Subsidiary.

      SECTION 7.2     Subsequent Centrue Financial Statements; Securities Reports. As soon as available after the Agreement Date, Centrue Financial will furnish ICB copies of the quarterly unaudited (and when available, annual audited) consolidated balance sheets, consolidated statements of income, consolidated statements of cash flow and consolidated statements of changes in shareholders’ equity, of Centrue Financial prepared for its internal use, and all other financial reports or statements submitted after the Agreement Date by Centrue Financial to any Regulatory Authority, to the extent permitted by law (collectively, the “Subsequent Centrue Financial Statements”). Without limitation of the foregoing, Centrue Financial shall deliver to ICB complete copies of any reports filed with the SEC after the Agreement Date (collectively, the “Centrue Financial SEC Filings”). Except as may be required by changes in GAAP effective after the Agreement Date, the Subsequent Centrue Financial Statements shall be prepared on a basis consistent with past accounting practices and shall fairly present in all material respects the consolidated financial condition and results of operations for the dates and periods presented. Neither the Subsequent Centrue Financial Statements nor the Centrue Financial SEC Filings shall include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such Subsequent Centrue Financial Statements or Centrue Financial SEC Filings misleading in any material respect.

      SECTION 7.3     Advice of Changes. Between the Agreement Date and the Closing Date, Centrue Financial shall promptly notify ICB in writing if Centrue Financial or any Centrue Financial Subsidiary becomes aware of any fact or condition that causes or constitutes a Breach of any of Centrue Financial’s representations and warranties as of the Agreement Date, or if Centrue Financial or any Centrue Financial Subsidiary becomes aware of the occurrence after the Agreement Date of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Centrue Financial will promptly notify ICB of the occurrence of any

Breach of any covenant of Centrue Financial in this Agreement or of the occurrence of any event that might reasonably be expected to make the satisfaction of the conditions in Article 10 impossible or unlikely.

      SECTION 7.4     Information Provided to ICB. Centrue Financial agrees that none of the information concerning Centrue Financial or any Centrue Financial Subsidiary that is provided or to be provided by Centrue Financial to ICB for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. Notwithstanding the foregoing, Centrue Financial shall have no responsibility for the truth or accuracy of any information with respect to ICB or any ICB Subsidiary or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

      SECTION 7.5     Indemnification. Except as may be limited by applicable Legal Requirements, Centrue Financial shall honor any of ICB’s obligations in respect of indemnification and advancement of expenses currently provided by ICB in its articles of incorporation in favor of the current and former directors and officers of ICB or any ICB Subsidiary for not less than two (2) years from the Effective Time with respect to matters occurring prior to the Effective Time.

      SECTION 7.6     Employee Benefits. For purposes of determining eligibility to participate in and, where applicable, vesting under Centrue Financial’s and its Subsidiaries’ employee benefit plans, programs and arrangements generally accorded all to employees of Centrue Financial or its Subsidiaries (including tax-qualified retirement plans, welfare benefit plans, vacation pay and Family and Medical Leave Act leave rights), Centrue Financial agrees that all former employees of ICB or the Bank who become employees of Centrue Financial or any of its Subsidiaries shall receive credit for their past service with ICB or the Bank as if such employee had then been employed by Centrue Financial. To the extent that, after taking into account such service with ICB or the Bank, employees of the ICB or the Bank satisfy the minimum age and service requirements of Centrue Financial’s and its Subsidiaries employee benefit plans, employees of the Company shall participate in such plans as of the Effective Time.

      SECTION 7.7     Authorization and Reservation of Centrue Financial Common Stock. The board of directors of Centrue Financial shall, prior to the Effective Time, authorize and reserve the maximum number of shares of Centrue Financial Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.

      SECTION 7.8     Negative Covenants. Except as otherwise expressly permitted by this Agreement, between the Agreement Date and the Closing Date, Centrue Financial will not, and will cause each Centrue Financial Subsidiary not to, without the prior written consent of ICB:

(a) take any affirmative action, or fail to take any reasonable action within its control, as a result of which a Breach of Centrue Financial’s representations or warranties occurs, if such Breach would have a Material Adverse Effect on Centrue Financial on a consolidated basis;

(b) take any action to amend Centrue Financial’s certificate of incorporation or bylaws, the effect of which would be to materially and adversely affect the rights or powers of holders of Centrue Financial Common Stock generally; or

(c) take any affirmative action, or fail to take any reasonable action within its control, the effect of which would be to materially impair or otherwise prevent the consummation of the Contemplated Transactions.

ARTICLE 8

COVENANTS OF ALL PARTIES

      SECTION 8.1     Regulatory Approvals. By no later than forty-five (45) days after the Agreement Date, Centrue Financial shall make all appropriate filings with Regulatory Authorities for approval of the Contemplated Transactions, including the preparation of an application or any amendment thereto or any other required statements or documents filed or to be filed by any party with: (a) the Federal Reserve pursuant to the BHCA; (b) the FDIC pursuant to the FDIA; (c) the DFPR pursuant to the IBA; and (d) any other Person or Regulatory Authority pursuant to any applicable Legal Requirement, for authority to consummate the Contemplated Transactions. Centrue Financial shall pursue in good faith the regulatory approvals necessary to consummate the Contemplated Transactions. In advance of any filing made under this Section, ICB and its counsel shall be provided with the opportunity to comment upon all non-confidential portions thereof, and Centrue Financial agrees promptly to advise ICB and its counsel of, and share with them, any material communication received by Centrue Financial or its counsel from any Regulatory Authorities with respect to the non-confidential portions of such filings.

      SECTION 8.2     SEC Registration. By no later than sixty (60) days after the Agreement Date, Centrue Financial shall prepare and file with the SEC a registration statement under the Securities Act on an appropriate form reasonably acceptable to ICB covering the shares of Centrue Financial Common Stock to be issued pursuant to this Agreement and shall use its Best Efforts to cause the same to become effective, and thereafter, until the Effective Time or lawful termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same (such registration statement, and any amendments and supplements thereto, is referred to as the “Registration Statement”). The Registration Statement shall include the Proxy Statement for use in connection with the meeting of the ICB Shareholders referred to in Section 6.12, all in accordance with the rules and regulations of the SEC. Centrue Financial shall, as soon as practicable after the execution of this Agreement, make all filings required to obtain all permits, authorizations, consents or approvals required under any applicable Legal Requirements (including all state securities laws) for the issuance of the shares of Centrue Financial Common Stock to ICB Shareholders. In advance of any filing made under this Section, Centrue Financial and ICB and their respective counsel shall be provided with the opportunity to comment thereon, and Centrue Financial and ICB each agree promptly to advise each other and each other’s counsel of any material communication received by it or its counsel from the SEC or any other Regulatory Authorities with respect to such filings. Preparation and filing of the Registration Statement shall be at the sole cost and expense of Centrue Financial, except that ICB shall be solely responsible for the costs and expenses, including fees of ICB’s accountants and legal counsel, related to the preparation and review of ICB financial statements and ICB information required to be presented in the Registration Statement and the costs of printing and mailing the Proxy Statement to ICB Shareholders.

      SECTION 8.3     Necessary Approvals. Centrue Financial and ICB agree that Centrue Financial’s counsel will have primary responsibility for preparation of the Registration Statement and Centrue Financial will have primary responsibility for the preparation of the necessary applications for regulatory approval of the Contemplated Transactions. Each of Centrue Financial and ICB and their respective Subsidiaries agree fully and promptly to cooperate with each other and their respective counsels and accountants in connection with any steps to be taken as part of their obligations under this Agreement.

      SECTION 8.4     Customer and Employee Relationships. Each of Centrue Financial and ICB agrees that its respective Representatives may jointly:

(a) participate in meetings or discussions with officers and employees of ICB and Centrue Financial and their Subsidiaries in connection with employment opportunities with Centrue Financial after the Effective Time; and

(b) contact Persons having dealings with ICB or Centrue Financial or any of its respective Subsidiaries for the purpose of informing such Persons of the services to be offered by Centrue Financial after the Effective Time.

      SECTION 8.5     Publicity. Prior to the Effective Time, the parties to this Agreement will consult with each other before issuing any press releases or otherwise making any public statements to shareholders, customers, employees or others with respect to this Agreement or the Contemplated Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other parties, except as may be required by law.

      SECTION 8.6     Best Efforts; Cooperation. Each of Centrue Financial and ICB agrees to exercise good faith and use its Best Efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions contemplated hereby as promptly as possible. Neither Centrue Financial nor ICB will intentionally take or intentionally permit to be taken any action that would be a Breach of the terms or provisions of this Agreement. Between the Agreement Date and the Closing Date, each of Centrue Financial and ICB will, and will cause each Centrue Financial Subsidiary and ICB Subsidiary, respectively, and all of their respective Affiliates and Representatives to, cooperate with respect to all filings that any party is required by Legal Requirements to make in connection with the Contemplated Transactions.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF CENTRUE FINANCIAL

      The obligations of Centrue Financial to consummate the Contemplated Transactions and to take the other actions required to be taken by Centrue Financial at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Centrue Financial, in whole or in part):

      SECTION 9.1     Accuracy of Representations and Warranties. All of the representations and warranties of ICB set forth in this Agreement shall be true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date (provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct on and as of such earlier date), except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect either on ICB on a consolidated basis or on Centrue Financial’s rights under this Agreement.

      SECTION 9.2     ICB’s Performance. ICB shall have performed or complied with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date, except where any non-performance or noncompliance would not have a Material Adverse Effect either on ICB on a consolidated basis or on Centrue Financial’s rights under this Agreement.

      SECTION 9.3     Documents Satisfactory. All proceedings, corporate or other, to be taken by ICB in connection with the Contemplated Transactions, and all documents incident thereto, shall be reasonably satisfactory in form and substance to counsel for Centrue Financial.

      SECTION 9.4     Corporate Approval. This Agreement and the Contemplated Transactions shall have been duly and validly approved as necessary under applicable Legal Requirements by the ICB Shareholders.

      SECTION 9.5     No Proceedings. Since the Agreement Date, there must not have been commenced or Threatened against ICB or any ICB Subsidiary any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected to have a Material Adverse Effect on ICB or its shareholders or Centrue Financial’s rights under this Agreement.

      SECTION 9.6     Absence of Material Adverse Changes. From the Agreement Date to the Closing, there shall be and have been no event or occurrence that had or would reasonably be expected to have a Material Adverse Effect either on ICB or any ICB Subsidiary.

      SECTION 9.7     Consents and Approvals. Any consents or approvals required to be secured by either party by the terms of this Agreement shall have been obtained and shall be reasonably satisfactory to Centrue Financial, and all applicable waiting periods shall have expired.

      SECTION 9.8     No Prohibition. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with or result in a violation of: (a) any applicable Legal Requirement or Order; or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Regulatory Authority.

      SECTION 9.9     Registration Statement. The Registration Statement shall have become effective and no stop order suspending such effectiveness shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement and no Proceeding shall have been commenced or be pending or Threatened for such purpose.

      SECTION 9.10     Dissenting Shares. The total number of Dissenting Shares shall be no greater than five percent (5%) of the number of Outstanding ICB Shares.

      SECTION 9.11     Dotson Employment Agreement. The Dotson Employment Agreement shall be in full force and effect, and Roger D. Dotson shall be an active employee of ICB.

      SECTION 9.12     Tax Opinion. Centrue Financial and ICB shall have received the opinion described in Section 10.10.

      SECTION 9.13     Allowance for Loan and Lease Losses. Consistent with the methodology utilized by ICB in the Ordinary Course of Business, ICB shall have a consolidated allowance for loan and lease losses that is adequate in all material respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable).

      SECTION 9.14     ICB Capitalization. At the Effective Time, the issued and outstanding capital stock of ICB shall consist exclusively of no more than 452,310 shares of ICB Common Stock.

      SECTION 9.15     ICB Transaction Expenses. Centrue Financial shall have received proof satisfactory to it that ICB has paid or fully accrued for as of the Determination Date all of the ICB Transaction Expenses.

      SECTION 9.16     Minimum Shareholders’ Equity. ICB’s Adjusted Shareholders’ Equity (as calculated immediately prior to the Closing Date) shall not be less than $1,420,000.

ARTICLE 10

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ICB

      ICB’s obligation to consummate the Contemplated Transactions and to take the other actions required to be taken by ICB at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by ICB, in whole or in part):

      SECTION 10.1     Accuracy of Representations and Warranties. All of the representations and warranties of Centrue Financial and Acquisition LLC set forth in this Agreement shall be true and correct with the same force and effect as if all of such representations and warranties were made at the Closing Date (provided, however, that to the extent such representations and warranties expressly relate to an earlier date, such representations shall be true and correct on and as of such earlier date), except for any untrue or incorrect representations or warranties that individually or in the aggregate do not have a Material Adverse Effect either on Centrue Financial on a consolidated basis or on ICB’s rights under this Agreement.

      SECTION 10.2     Centrue Financial’s Performance. Centrue Financial and Acquisition LLC shall have performed or complied with all covenants and obligations to be performed or complied with by them under the terms of this Agreement on or prior to the Closing Date, except where any non-performance or noncompliance would not have a Material Adverse Effect either on Centrue Financial on a consolidated basis or on ICB’s rights under this Agreement.

      SECTION 10.3     Documents Satisfactory. All proceedings, corporate or other, to be taken by Centrue Financial in connection with the Contemplated Transactions, and all documents incident thereto, shall be reasonably satisfactory in form and substance to counsel for ICB.

      SECTION 10.4     Corporate Approval. This Agreement and the Contemplated Transactions shall have been duly and validly approved as necessary under applicable Legal Requirements by the ICB Shareholders.

      SECTION 10.5     No Proceedings. Since the Agreement Date, there must not have been commenced or Threatened against Centrue Financial or any Centrue Financial Subsidiary any Proceeding: (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected to have a Material Adverse Effect either on Centrue Financial or its shareholders or ICB’s rights under this Agreement.

      SECTION 10.6     Absence of Material Adverse Changes. From the Agreement Date to the Closing, there shall be and have been no event or occurrence that had or would reasonably be expected to have a Material Adverse Effect on Centrue Financial on a consolidated basis.

      SECTION 10.7     Consents and Approvals. Any consents or approvals required to be secured by either party by the terms of this Agreement shall have been obtained and shall be reasonably satisfactory to ICB, and all applicable waiting periods shall have expired.

      SECTION 10.8     No Prohibitions. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with or result in a violation of: (a) any applicable Legal Requirement or Order; or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Regulatory Authority.

      SECTION 10.9     Registration Statement. The Registration Statement shall have become effective and no stop order suspending such effectiveness shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement and no Proceeding shall have been commenced or be pending or Threatened for such purpose.

      SECTION 10.10     Tax Opinion. At Centrue Financial’s expense, Centrue Financial and ICB shall have received the written opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP (“Tax Counsel”) (subject to Tax Counsel’s receipt of representation letters from each of Centrue Financial and ICB, which representation letters shall be in form and substance satisfactory to Tax Counsel in its sole discretion, and which representation letters shall be true and correct in all respects as of the date of such opinion), in form and substance reasonably satisfactory to Centrue Financial and ICB and substantially as described on Exhibit G, dated as of the date of the Registration Statement and updated through the Closing Date, substantially to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code.

ARTICLE 11

TERMINATION

      SECTION 11.1     Reasons for Termination and Abandonment. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a) by mutual consent of the boards of directors of Centrue Financial and ICB;

(b) by Centrue Financial if: (i) any of the conditions in Article 9 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Centrue Financial to comply with its obligations under this Agreement); and (ii) Centrue Financial has not waived such condition on or before the Closing Date;

(c) by ICB if: (i) any of the conditions in Article 10 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of ICB to comply with its obligations under this Agreement); and (ii) ICB has not waived such condition on or before the Closing Date;

(d) by Centrue Financial in accordance with the provisions of Section 6.7;

(e) by either Centrue Financial or ICB if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) by the date which is six (6) months after the Agreement Date, or such later date as the parties may agree (the “Termination Date”).

      SECTION 11.2     Effect of Termination. Except as provided in Sections 11.3, 11.4 and 11.5, if this Agreement is terminated pursuant to Section 11.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Centrue Financial, ICB or any of their respective Representatives, and all rights and obligations of each party hereto shall cease; provided, however, that, subject to Sections 11.3, 11.4 and 11.5, nothing herein shall relieve any party from liability for the Breach of any of its covenants or agreements set forth in this Agreement.

      SECTION 11.3     Expenses. Except as provided below, all Expenses (as defined below) incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated. “Expenses” as used in this Agreement shall consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger.

      SECTION 11.4     ICB Termination Payment.

(a) If this Agreement is terminated by:

(i) Centrue Financial because: (A) ICB committed a Breach of its covenants or agreements under this Agreement (but not a Breach of its representations or warranties); or (B) there is a Breach of ICB’s representations or warranties as of the Agreement Date, unless, in either case of clauses (A) or (B), such Breach is a result of the failure by Centrue Financial to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date required hereunder, or such Breach or Breaches would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect on Centrue Financial on a consolidated basis or on ICB or any ICB Subsidiary (in each case described in clauses (A) or (B), a “ICB Breach Termination”); or

(ii) Centrue Financial or ICB because ICB’s shareholders fail to approve the Contemplated Transactions and this Agreement on or before the Termination Date (in each case described in clauses (i) and (ii) a “ICB Termination”);

and provided in the case of both clauses (i) and (ii), Centrue Financial is in material compliance with all of its material obligations under this Agreement, then ICB shall pay to Centrue Financial, upon its written demand, an amount equal to Three Hundred Thousand Dollars ($300,000).

(b) The sum payable by ICB under this Section shall constitute liquidated damages and Centrue Financial’s receipt thereof shall be Centrue Financial’s sole and exclusive remedy under this Agreement for all Breaches of this Agreement by ICB or failure by its shareholders to approve this Agreement.

      SECTION 11.5     Centrue Financial Termination Payments.

(a) If this Agreement is terminated by ICB because: (i) Centrue Financial committed a Breach of its covenants or agreements under this Agreement (but not a Breach of its representations or warranties); or (ii) there is a Breach of Centrue Financial’s representations or warranties as of the Agreement Date, unless, in either case of clauses (i) or (ii), such Breach is a result of the failure by ICB to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date required hereunder, or such Breach or Breaches would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect either on Centrue Financial on a consolidated basis or on ICB’s rights under this Agreement, then Centrue Financial shall pay to ICB, upon its written demand, an amount equal to Three Hundred Thousand Dollars ($300,000).

(b) The sum payable by Centrue Financial under this Section shall constitute liquidated damages and ICB’s receipt thereof shall be ICB’s sole and exclusive remedy under this Agreement for all Breaches of this Agreement by Centrue Financial.

ARTICLE 12

MISCELLANEOUS

      SECTION 12.1     Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Illinois applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws.

      SECTION 12.2     Assignments, Successors and No Third Party Rights. None of the parties to this Agreement may assign any of its rights under this Agreement without the prior consent of the other parties. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

      SECTION 12.3     Waiver. Except as provided in Article 11, the rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law: (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

      SECTION 12.4     Notices. All notices, consents, waivers and other communications under this Agreement must be in writing (which shall include telecopier communication) and will be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or telecopied, if confirmed immediately thereafter by also mailing a copy of any notice, request or other communication by U.S. mail as provided in this Section:

      If to Centrue Financial, to:

Centrue Financial Corporation
310 South Schuyler Avenue
P.O. Box 3
Kankakee, Illinois 60901-0003
Telephone: (815) 937-4440
Telecopier: (815) 937-3674
Attention: Thomas A. Daiber, President

      with copies to:

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
Telephone: (312) 984-3100
Telecopier: (312) 984-3150
Attention: John E. Freechack, Esq.

      If to ICB, to:

Illinois Community Bancorp, Inc.
1300 North Keller Drive
Effingham, Illinois 62401
Telephone: (217) 347-7127
Telecopier: (217) 347-7187
Attention: Roger D. Dotson, President

      with copies to:

Howard & Howard Attorneys PC
Comerica Building
151 South Rose Street, Suite 800
Kalamazoo, Michigan 49007
Telephone: (269) 382-8765
Telecopier: (269) 382-1568
Attention: Joseph B. Hemker, Esq.

or to such other Person or place as ICB shall furnish to Centrue Financial or Centrue Financial shall furnish to ICB in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided in this Section, five (5) Business Days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next Business Day after deposit with such service; and (d) if by telecopier, on the next Business Day if also confirmed by mail in the manner provided in this Section.

      SECTION 12.5     Entire Agreement. This Agreement and any documents executed by the parties pursuant to this Agreement and referred to herein, including the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

      SECTION 12.6     Modification. This Agreement may not be amended except by a written agreement signed by each of ICB and Centrue Financial. Without limiting the foregoing, ICB and Centrue Financial may by written agreement signed by each of them: (a) extend the time for the performance of any of the obligations or other acts of the parties hereto; (b) waive any inaccuracies in the representations or warranties contained in this Agreement or in any document delivered pursuant to this Agreement; and (c) waive compliance with or modify, amend or supplement any of the conditions, covenants, agreements, representations or warranties contained in this Agreement or waive or modify performance of any of the obligations of any of the parties hereto, which are for the benefit of the waiving party; provided, however, that no such modification, amendment or supplement agreed to after authorization of this Agreement by the ICB Shareholders shall affect the rights of ICB’s shareholders in any manner that is materially adverse to such Persons.

      SECTION 12.7     Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

      SECTION 12.8     Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

      SECTION 12.9     Survival. The representations, warranties and covenants contained herein shall not survive beyond the Closing.

      SECTION 12.10     Counterparts; Facsimiles. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart. The delivery of executed counterparts of this Agreement may be effected by telecopy, which shall have the same force and effect as original executed and delivered signature pages hereto.

      SECTION 12.11     Jurisdiction and Service of Process. Any action or proceeding seeking to enforce, challenge or avoid any provision of, or based on any right arising out of, this Agreement shall be brought only in the courts of the State of Illinois, County of Kankakee or, if it has or can acquire jurisdiction, in the United States District Court serving the County of County of Kankakee, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to jurisdiction or venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

[THIS SPACE LEFT INTENTIONALLY BLANK]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ILLINOIS COMMUNITY BANCORP, INC.	CENTRUE FINANCIAL CORPORATION

By: /s/ Roger D. Dotson Name: Roger D. Dotson Title: President	By: /s/ Thomas A. Daiber Name: Thomas A. Daiber Title: President

COMMUNITY ACQUISITION LLC

By: /s/ Thomas A. Daiber Name: Thomas A. Daiber Title: President

APPENDIX B

ILLINOIS DISSENTERS’ RIGHTS LAW

UNDER THE ILLINOIS BUSINESS CORPORATION ACT OF 1983

5/11.65.     RIGHT TO DISSENT

(a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

      (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

      (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

      (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of such shares;

(ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

(iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

      (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

(c) A record owner of shares may assert dissenters’ rights as to fewer than all the shares recorded in such person’s name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters’ rights as to shares held on such person’s behalf only if the beneficial owner submits to the corporation the record owner’s written consent to the dissent before or at the same time the beneficial owner asserts dissenters’ rights.

5/11.70.     PROCEDURE TO DISSENT

(a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenters’ rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

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(b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenter’s rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

(c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation’s latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation’s statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

(d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

(e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation’s statement of value, shall notify the corporation in writing of the shareholder’s estimated fair value and amount of interest due and demand payment for the difference between the shareholder’s estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

(f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

(g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

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(h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

(i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

      (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

      (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

      If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

(j) As used in this Section:

      (1) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

      (2) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

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